   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER   , 1995
                                                       REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                           HERITAGE MEDIA CORPORATION
             (Exact name of registrant as specified in its charter)

                                    7319
                                    4832
         IOWA                       4833                    42-1299303
      (State of         (Primary Standard Industrial     (I.R.S. employer
    incorporation)
                            Classification Code)      identification number)

                               ONE GALLERIA TOWER
                          13355 NOEL ROAD, SUITE 1500
                              DALLAS, TEXAS 75240
                                  214-702-7380
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               DAVID N. WALTHALL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           HERITAGE MEDIA CORPORATION
                               ONE GALLERIA TOWER
                          13355 NOEL ROAD, SUITE 1500
                              DALLAS, TEXAS 75240
                                  214-702-7380
            (Name, address including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

      BRUCE H. HALLETT, ESQ.           WILLIAM F. WYNNE, JR., ESQ.
     Crouch & Hallett, L.L.P.                  White & Case
  717 N. Harwood St., Suite 1400       1155 Avenue of the Americas
       Dallas, Texas 75201               New York, New York 10036
           214-953-0053                        212-819-8752

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
            UPON THE CONSUMMATION OF THE MERGER REFERRED TO HEREIN.
                            ------------------------

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                    PROPOSED         PROPOSED
                                                     MAXIMUM          MAXIMUM         AMOUNT OF
    TITLE OF EACH CLASS OF       AMOUNT TO BE    OFFERING PRICE      AGGREGATE      REGISTRATION
 SECURITIES TO BE REGISTERED      REGISTERED      PER UNIT (1)    OFFERING PRICE         FEE
Class A Common Stock,
 $.01 par value...............     1,667,517         $26.81         $44,706,104        $15,416

(1) Estimated solely for purposes of calculating the amount of the registration fee pursuant to the provisions of Rule 457(f) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the common stock of DIMAC Corporation on November 17, 1995 as reported on the American Stock Exchange, Inc.
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           HERITAGE MEDIA CORPORATION
          CROSS-REFERENCE SHEET FOR REGISTRATION STATEMENT ON FORM S-4

ITEM OF FORM S-4                                                            PROSPECTUS CAPTION OR LOCATION
-------------------------------------------------------------  --------------------------------------------------------
       A.  INFORMATION ABOUT THE TRANSACTION
       1.  Forepart of Registration Statement and Outside
            Front Cover Page of Prospectus...................  Facing Page of Registration Statement; Outside Front
                                                                Cover Page of Proxy Statement/ Prospectus
       2.  Inside Front and Outside Back Cover Pages of
            Prospectus.......................................  Inside Front Cover Page of Proxy Statement/ Prospectus;
                                                                Available Information; Table of Contents
       3.  Risk Factors, Ratio of Earnings to Fixed Charges
            and Other Information............................  Inside Front Cover Page of Proxy Statement/ Prospectus;
                                                                Summary of Proxy Statement/ Prospectus; Appraisal
                                                                Rights of Dissenting Stockholders
       4.  Terms of the Transaction..........................  Summary of Proxy Statement/Prospectus; The Merger
       5.  Pro Forma Financial Information...................  Pro Forma Financial Information
       6.  Material Contacts with the Company Being
            Acquired.........................................  Summary of Proxy Statement/ Prospectus; The Merger
       7.  Additional Information Required for Reoffering by
            Persons and Parties Deemed to be Underwriters....  Not Applicable
       8.  Interests of Named Experts and Counsel............  Not Applicable
       9.  Disclosure of Commission Position on
            Indemnification for Securities Act Liabilities...  Not Applicable
B.         INFORMATION ABOUT THE REGISTRANT
      10.  Information with Respect to S-3 Registrants.......  Documents Incorporated by Reference
      11.  Incorporation of Certain Information by
            Reference........................................  Documents Incorporated by Reference
      12.  Information with Respect to S-2 or S-3
            Registrants......................................  Not Applicable
      13.  Incorporation of Certain Information by
            Reference........................................  Documents Incorporated by Reference
      14.  Information with Respect to Registrants Other than
            S-3 or S-2 Registrants...........................  Not Applicable
C.         INFORMATION ABOUT THE COMPANY BEING ACQUIRED
      15.  Information with Respect to S-3 Companies.........  Documents Incorporated by Reference
      16.  Information with Respect to S-2 or S-3
            Companies........................................  Not Applicable

ITEM OF FORM S-4                                                            PROSPECTUS CAPTION OR LOCATION
-------------------------------------------------------------  --------------------------------------------------------
      17.  Information with Respect to Companies Other than
            S-3 or S-2 Companies.............................  Not Applicable
D.         VOTING AND MANAGEMENT INFORMATION
      18.  Information if Proxies, Consents or Authorizations
            are to be Solicited..............................  Summary of Proxy Statement/Prospectus; Special Meeting
                                                                of DIMAC; The Merger; Appraisal Rights of Dissenting
                                                                Stockholders
      19.  Information if Proxies, Consents or Authorizations
            are not to be Solicited or in an Exchange
            Offer............................................  Not Applicable

                               DIMAC CORPORATION
                           One Corporate Woods Drive
                           Bridgeton, Missouri 63044
                                 (314) 344-8000

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                       TO BE HELD                 , 1996
                             ---------------------

To the Holders of the Common Stock
of DIMAC Corporation

    Notice is hereby given that a Special Meeting of Stockholders (the "Special Meeting") of DIMAC Corporation, a Delaware corporation ("DIMAC"), has been called by the Board of Directors of DIMAC and will be held at The Ritz-Carlton
St. Louis, 100 Carondelet Plaza, St. Louis, Missouri  on              , 1996  at
10:00 a.m. (local time) for the following purposes:

         I. To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated October 23, 1995, among Heritage Media Corporation ("Heritage"), an Iowa corporation, Arch Acquisition Corp. (the "Heritage Subsidiary"), a Delaware corporation and a wholly owned subsidiary of Heritage, and DIMAC, a copy of which is attached as Appendix A to the Proxy Statement/Prospectus accompanying this Notice, pursuant to which (i) the Heritage Subsidiary will be merged into DIMAC and (ii) each share of Common Stock of DIMAC, par value $.01 per share, will be converted automatically into the right to receive $28.00 per share in cash (the "Merger Consideration"); provided that, at its option, the Heritage Subsidiary may elect, in its sole discretion, to pay up to $7.00 (the "Stock Portion") of the Merger Consideration in shares of the Class A Common Stock, par value $.01 per share of Heritage ("Heritage Common Stock"). In the event that Heritage Subsidiary elects to pay a portion of the Merger Consideration in shares of Heritage Common Stock, the number of shares of Heritage Common Stock constituting the Stock Portion shall be the quotient determined by dividing (i) the Stock Portion of the Merger Consideration by (ii) the average closing prices of the Heritage Common Stock as reported on the American Stock Exchange as published by The Wall Street Journal for the ten trading days ending on and including the third trading day preceding, but not including, the effective date of the merger.

        II. To transact such other business as may properly come before the Special Meeting or any adjournments thereof.

    Notwithstanding stockholder approval of the foregoing proposals, DIMAC reserves the right to abandon the merger at any time prior to completion of the merger, subject to the terms and conditions of the Merger Agreement.

    Holders of shares of DIMAC Common Stock have the right to dissent from the merger and to demand appraisal of, and payment for, their shares of DIMAC Common Stock by following the procedures set forth in Section 262 of the General Corporation Law of the State of Delaware, a copy of which section is attached hereto as Appendix C and summarized under "The Merger -- Appraisal Rights of Dissenting Stockholders" in the accompanying Proxy Statement/Prospectus.

    The Board of Directors has fixed the close of business on             , 1995
as the record date for the determination of stockholders entitled to receive notice of, and vote at the Special Meeting and any adjournment thereof.

    A form of proxy and a Proxy Statement/Prospectus containing more detailed information with respect to the matters to be considered at the Special Meeting accompany and form a part of this notice.
                                          By order of the Board of Directors,
                                          Michael T. McSweeney,
                                          Chairman of the Board and
                                          Chief Executive Officer

            , 1996
Bridgeton, Missouri

    ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING. TO ENSURE YOUR REPRESENTATION AT THE MEETING, HOWEVER, YOU ARE URGED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF MAILED IN THE UNITED STATES. ANY STOCKHOLDER ATTENDING THE MEETING MAY VOTE IN PERSON, EVEN IF THAT STOCKHOLDER HAS RETURNED A PROXY.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER   , 1995

PROXY STATEMENT/PROSPECTUS

                                PROXY STATEMENT
                               DIMAC CORPORATION
                                ----------------

                        SPECIAL MEETING OF STOCKHOLDERS
                      TO BE HELD ON                 , 1996
                             ---------------------

                                   PROSPECTUS
                           HERITAGE MEDIA CORPORATION
                         SHARES OF CLASS A COMMON STOCK
                             ---------------------

    This Proxy Statement/Prospectus is being furnished to stockholders of DIMAC Corporation, a Delaware corporation ("DIMAC"), in connection with the solicitation of proxies by the Board of Directors of DIMAC for use at the Special Meeting of Stockholders to be held at The Ritz-Carlton St. Louis, 100
Carondelet Plaza, St. Louis, Missouri on             , 1996 at 10:00 a.m. (local
time) (together with any adjournment or postponement thereof, the "Special Meeting").

    This document also constitutes a Prospectus of Heritage Media Corporation, an Iowa corporation ("Heritage"), under the Securities Act of 1933, as amended (the "Securities Act"), with respect to 1,667,517 shares, subject to possible adjustment, of the Class A Common Stock of Heritage, $.01 par value per share (the "Heritage Common Stock"), that may be issued to the stockholders of DIMAC in connection with the merger (the "Merger") of Arch Acquisition Corp., a wholly owned subsidiary of Heritage (the "Heritage Subsidiary"), into DIMAC in accordance with the Agreement and Plan of Merger, dated as of October 23, 1995 (the "Merger Agreement"), by and among Heritage, DIMAC and the Heritage Subsidiary. As a result of the Merger, (i) all of the issued shares of common stock of DIMAC, $.01 par value per share (the "DIMAC Common Stock") (other than shares of DIMAC Common Stock held by dissenting shareholders, if any), will be converted into the right to receive $28.00 per share in cash (the "Merger Consideration"); provided, however, the Heritage Subsidiary may elect to pay up to $7.00 of the Merger Consideration in shares of Heritage Common Stock; (ii) the separate corporate existence of the Heritage Subsidiary will cease; and
(iii) DIMAC will continue its existence as a direct or indirect subsidiary of Heritage.

    The principal executive offices of Heritage are located at One Galleria Tower, 13355 Noel Road, Suite 1500, Dallas, Texas 75240 and its telephone number is (214) 702-7380. The principal executive offices of DIMAC are located at One Corporate Woods Drive, Bridgeton, Missouri 63044 and its telephone number is
(314) 344-8000.

    This Proxy Statement/Prospectus and the enclosed proxy card are first  being
mailed to stockholders of DIMAC on or about             , 1996.
THE HERITAGE SHARES TO BE OFFERED IN CONNECTION WITH THE MERGER HAVE NOT BEEN
   APPROVED  OR DISAPPROVED BY  THE SECURITIES AND  EXCHANGE COMMISSION NOR
     HAS THE  COMMISSION PASSED  UPON THE  ACCURACY OR  ADEQUACY OF  THIS
       PROXY   STATEMENT/PROSPECTUS.  ANY     REPRESENTATION  TO  THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

       THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS            , 1996.

                             AVAILABLE INFORMATION

    Heritage has filed a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act, with respect to the shares of Heritage Common Stock that may be issued in the Merger. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Reference is made to the Registration Statement and to the exhibits thereto for further information, which may be inspected without charge at the office of the Commission at 450 Fifth Street, Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Statements contained in this Proxy Statement/ Prospectus relating to the contents of any contract or other document referred to herein or therein are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

    In addition, both Heritage and DIMAC are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Regional Offices of the Commission which are located as follows: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates. Written requests for such material should be addressed to the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Each of the Heritage Common Stock and the DIMAC Common Stock is listed on the American Stock Exchange, Inc. ("AMEX") and such reports, proxy statements and other information concerning Heritage and DIMAC can be inspected and copies can be obtained at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

                      DOCUMENTS INCORPORATED BY REFERENCE

    THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS RELATING TO HERITAGE AND DIMAC. DOCUMENTS RELATING TO HERITAGE (OTHER THAN EXHIBITS TO SUCH DOCUMENT UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, ON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE, FROM HERITAGE MEDIA CORPORATION, ONE GALLERIA TOWER, 13355 NOEL ROAD, SUITE 1500, DALLAS, TEXAS 75240, ATTENTION: WAYNE KERN, SECRETARY, TELEPHONE
(214)702-7380. DOCUMENTS RELATING TO DIMAC (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, ON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE, FROM DIMAC CORPORATION, ONE CORPORATE WOODS DRIVE, BRIDGETON, MISSOURI 63044,
ATTENTION: CAROL J. MYERS, ASSISTANT SECRETARY, TELEPHONE: (314)344-8000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY SUCH REQUEST SHOULD BE
MADE BY              , 199  . COPIES OF DOCUMENTS SO  REQUESTED WILL BE SENT  BY
FIRST CLASS MAIL, POSTAGE PAID WITHIN ONE BUSINESS DAY OF THE RECEIPT OF SUCH REQUEST.

    The following Heritage documents are incorporated by reference herein:

        1. Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 Heritage 10-K").

        2. The portions of the Proxy Statement for the Annual Meeting of Stockholders held May 25, 1995, that have been incorporated by reference in the 1994 Heritage 10-K.

        3. Quarterly Reports on Form 10-Q for the interim periods ending March 31, 1995, June 30, 1995 and September 30, 1995.

    The following DIMAC documents are incorporated by reference herein:

        1. Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 DIMAC 10-K").

        2. The portions of the Proxy Statement for the Annual Meeting of Stockholders held May 16, 1995, that have been incorporated by reference in the 1994 DIMAC 10-K.

        3. Quarterly Reports on Form 10-Q for the interim periods ending March 31, 1995, June 30, 1995 and September 30, 1995 and Form 10-Q/A amending the Form 10-Q for the period ended September 30, 1995 which such Form 10-Q/A was filed on November 17, 1995.

        4.  Form 8-K, filed with the Commission on June 15, 1994.

        5.  Form 8-K, filed with the Commission on February 15, 1995.

        6.  Form 8-K, filed with the Commission on May 12, 1995.

        7.  Form 8-K, filed with the Commission on October 11, 1995.

        8.  Form 8-K, filed with the Commission on October 26, 1995.

    All documents filed by Heritage or DIMAC with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the date of the DIMAC stockholder meeting shall be deemed to be incorporated by reference herein and shall be a part hereof from the date of filing of such documents. Any statements contained in a document incorporated by reference herein or contained in this Proxy Statement/Prospectus shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.
                            ------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE OFFERS MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY HERITAGE OR DIMAC. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH PERSON'S JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT, SINCE THE DATE OF THIS PROXY STATEMENT/PROSPECTUS, THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF HERITAGE OR DIMAC OR THAT ANY INFORMATION THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO SUCH DATE.

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                            ---------
Available Information.....................................................................................          2

Documents Incorporated by Reference.......................................................................          2

Summary of Proxy Statement/Prospectus.....................................................................          5

The Special Meeting.......................................................................................         14

The Merger................................................................................................         16

Appraisal Rights of Dissenting Stockholders...............................................................         34

Pro Forma Financial Information...........................................................................         36

Description of Capital Stock of Heritage..................................................................         42

Comparison of Rights of Holders of Heritage Common Stock and DIMAC Common Stock...........................         44

Legal Matters.............................................................................................         49

Experts...................................................................................................         49

Appendix A Agreement and Plan of Merger...................................................................        A-1

Appendix B Opinion of CS First Boston Corporation.........................................................        B-1

Appendix C Section 262 of the Delaware General Corporate Law..............................................        C-1

                     SUMMARY OF PROXY STATEMENT/PROSPECTUS

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/ PROSPECTUS. THE SUMMARY IS NECESSARILY INCOMPLETE AND SELECTIVE AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE APPENDICES HERETO. THE TERMS "DIMAC" AND "HERITAGE" REFER RESPECTIVELY TO DIMAC CORPORATION AND ITS SUBSIDIARIES AND PREDECESSORS AND HERITAGE MEDIA CORPORATION AND ITS SUBSIDIARIES AND PREDECESSORS, UNLESS THE CONTEXT OTHERWISE REQUIRES.

HERITAGE

    Heritage, through its Actmedia, Inc. subsidiary, is the world's largest independent provider of in-store marketing products and services, primarily to consumer packaged goods manufacturers. Heritage is also a participant in the broadcast industry through its ownership of four network affiliated television stations in small to mid-sized markets and 17 radio stations in seven major markets.

    Heritage's principal executive offices are located at One Galleria Tower, 13355 Noel Road, Suite 1500, Dallas, Texas 75240 and its telephone number is
(214) 702-7380.

DIMAC

    DIMAC is the largest full service, vertically integrated direct marketing services company in the United States. DIMAC creates and implements comprehensive, custom-tailored marketing programs to enable clients nationwide to focus their marketing expenditures on a highly targeted potential customer base. As a full service, vertically integrated firm, DIMAC provides every component of a complete direct marketing program, including customized market research, strategic and creative planning, creation and management of relational databases, telemarketing, media buying, production services, fulfillment services and subsequent program analysis.

    DIMAC's principal executive offices are located at One Corporate Woods Drive, Bridgeton, Missouri 63044 and its telephone number is (314) 344-8000.

SPECIAL MEETING OF DIMAC STOCKHOLDERS

    The Special Meeting of the stockholders of DIMAC will be held at The Ritz-Carlton St. Louis, 100 Carondelet Plaza, St. Louis, Missouri on
            , 1996 at 10:00 a.m. (local time) to (i) consider and vote upon the approval and adoption of the Merger Agreement incorporated by reference herein and attached hereto as Appendix A and (ii) transact such other business as may properly come before the Special Meeting or any adjournment thereof.

    RECORD DATE; QUORUM. Only stockholders of record of DIMAC at the close of business on December , 1995 (the "Record Date") will be entitled to notice of, and to vote at, the Special Meeting. On the Record Date, there were 6,491,405 shares of DIMAC Common Stock outstanding and entitled to vote at the Special Meeting. Each holder of shares of DIMAC Common Stock, outstanding on the Record Date is entitled to one vote for each such share so held, exercisable in person or by properly executed and delivered proxy, at the Special Meeting. The presence of the holders of at least a majority of the shares of DIMAC Common Stock outstanding on the Record Date, whether present in person or by properly executed and delivered proxy, will constitute a quorum for purposes of the Special Meeting.

    VOTE REQUIRED. The affirmative vote of the holders of record of at least a majority of the outstanding shares of DIMAC Common Stock entitled to vote at the Special Meeting is necessary to approve and adopt the Merger Agreement and to approve the Merger. Michael T. McSweeney, the Chairman of the DIMAC Board of Directors, and certain affiliates of McCown De Leeuw & Co. (the "MDC Entities") who collectively held, as of the Record Date, 2,112,881 shares of DIMAC Common Stock, or approximately 32.6% of the shares of DIMAC Common Stock outstanding, have agreed to vote such shares in favor of the approval and adoption of the Merger Agreement.

    HERITAGE STOCKHOLDER VOTE NOT REQUIRED. The consummation of the Merger will not require the vote of the stockholders of Heritage, and the Merger is not being presented to the stockholders of Heritage for their approval. Heritage, the sole stockholder of the Heritage Subsidiary, has also approved and adopted the Merger on behalf of the Heritage Subsidiary.

MERGER

    Pursuant to the proposed Merger, the Heritage Subsidiary will be merged into DIMAC and DIMAC will become a subsidiary of Heritage. Upon completion of the Merger, each share of DIMAC Common Stock will be converted into the right to receive the Merger Consideration. The Heritage Subsidiary may elect to pay up to $7.00 of the Merger Consideration in shares of Heritage Common Stock. Any portion of the Merger Consideration not paid in shares of Heritage Common Stock will be paid in cash. If the Heritage Subsidiary elects to pay up to $7.00 of the Merger Consideration in shares of Heritage Common Stock, the number of shares of Heritage Common Stock comprising the stock portion of the Merger Consideration will be equal to the quotient determined by dividing the stock portion of the Merger Consideration by the average closing price of the Heritage Common Stock on the AMEX as published in The Wall Street Journal for the ten trading days ending on and including the third trading day preceding, but not including, the effective date of the Merger (the "Heritage Trading Price"). Shares of DIMAC Common Stock held by stockholders who perfect their appraisal rights under Delaware law (the "Unconverted Shares") will not be converted into shares of Heritage Common Stock upon completion of the Merger unless such demand is withdrawn or such stockholder's right to an appraisal otherwise ceases. See "The Merger" and "Appraisal Rights of Dissenting Stockholders."

REASONS FOR THE MERGER AND RECOMMENDATION OF THE DIMAC BOARD OF DIRECTORS

    In reaching its determination to recommend the Merger, the DIMAC Board of Directors consulted with DIMAC's management, as well as its legal and financial advisors, and considered a number of factors. Among the factors that the DIMAC Board of Directors considered were (i) the belief that the Merger provides the best means for DIMAC Stockholders to maximize the value of their holdings; (ii) the increased ability of a strong combined entity to compete and grow in the direct marketing services industry, which is rapidly consolidating; (iii) information relating to the financial performance, prospects and business operations of each of DIMAC and Heritage; (iv) the belief that the Merger Agreement does not unreasonably preclude a third party from proposing an alternative transaction; (v) the opinion of CS First Boston Corporation ("CS First Boston"), dated October 22, 1995, that, as of such date, the consideration to be received by holders of DIMAC Common Stock (other than Heritage) is fair to such holders from a financial point of view; (vi) the Merger Consideration represents a premium of approximately 47% over the closing sales price of $19.00 for the DIMAC Common Stock on the day before DIMAC initially became aware of Heritage's possible interest in pursuing the proposed Merger and a premium of 180% over the offering price of the DIMAC Common Stock in DIMAC's initial public offering, which offering was completed on August 10, 1994; and (vii) the prices paid in other recent comparable acquisition transactions. See "The Merger -- Reasons for the Merger and Recommendation of the DIMAC Board of Directors."

    The DIMAC Board of Directors has determined that the terms of the Merger Agreement, which were established through arm's-length bargaining with Heritage, and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, DIMAC and its stockholders (other than Heritage). ACCORDINGLY, THE DIMAC BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT THE DIMAC STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND TO APPROVE THE TERMS OF THE MERGER.

OPINION OF FINANCIAL ADVISOR

    On October 22, 1995, CS First Boston delivered its written opinion to the DIMAC Board of Directors to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the consideration to be received by the stockholders of DIMAC in the Merger is fair to such stockholders (other than Heritage) from a financial point of view. A copy of CS First Boston's written opinion dated October 22, 1995, which sets forth the assumptions made, procedures followed, matters considered, limitations on and scope of the review by CS First Boston is attached as Appendix B to this Proxy Statement/Prospectus. DIMAC stockholders are encouraged to read such opinion in its entirety. See "The Merger -- Opinion of Financial Advisor."

EFFECTIVE TIME OF THE MERGER

    It is currently contemplated that the Merger will be consummated as soon as practicable after the Special Meeting. The Merger will be effective upon the filing of Certificate of Merger with the Secretary of State of Delaware (the "Effective Time").

NO SOLICITATION

    The Merger Agreement provides that DIMAC will not directly or indirectly (i) solicit or initiate discussions with or (ii) enter into any negotiations or agreements with, or furnish any information to, any third party concerning any proposal for a merger, sale of substantial assets, sale of shares of stock or securities or other takeover or business combination transaction (an "Acquisition Proposal") involving DIMAC; provided, however, that DIMAC may take the actions prohibited by clause (ii) above if such action is taken by, or upon the authority of, the DIMAC Board of Directors in the exercise of its good faith judgment as to its fiduciary duties to the DIMAC stockholders, which judgment is based upon the advice of independent, outside legal counsel that a failure of the DIMAC Board of Directors to take such action would be likely to constitute a breach of its fiduciary duties to such stockholders. DIMAC has agreed to notify Heritage promptly if DIMAC becomes aware that any inquiries or proposals are received by, any information is requested from or any negotiations or discussions are sought to be negotiated with, DIMAC with respect to an Acquisition Proposal and to deliver to Heritage any written inquiries or proposals received by DIMAC relating to an Acquisition Proposal, except, in each case, to the extent that DIMAC receives advice from independent, outside counsel that providing such information would be likely to result in a breach of the fiduciary duties of the DIMAC Board of Directors to the DIMAC stockholders.

INTERESTED PERSONS

    In considering the recommendations of the DIMAC Board of Directors, DIMAC stockholders should be aware that certain members of management and of the DIMAC Board of Directors have interests in the Merger that are in addition to the interests of DIMAC stockholders generally and which may create potential conflicts of interest.

    EMPLOYMENT AGREEMENTS. Simultaneously with the execution and delivery of the Merger Agreement, each of Mr. McSweeney; Timothy G. Beffa, President and Chief Operating Officer of DIMAC; Paul W. Middeke, Senior Vice President and Chief Financial Officer of DIMAC; William K. Myers, Senior Vice President -- Marketing of DIMAC; and F. Eugene Kerr, Senior Vice President -- Operations of DIMAC entered into three-year Retention and Non-Competition Agreements with DIMAC and Heritage.

    Pursuant to Mr. McSweeney's Retention and Non-Competition Agreement (the "McSweeney Retention Agreement") and in consideration of his willingness to continue his employment with DIMAC through December 31, 1998, DIMAC and Heritage have agreed that the Merger will not result in any diminution or adverse change in (i) Mr. McSweeney's duties and responsibilities to DIMAC, (ii) his organizational position or reporting relationships or (iii) his base salary, bonus or employee benefits. The McSweeney Retention Agreement provides that, as of July 1, 1997, Mr. McSweeney will be required to devote only a portion of his business time to DIMAC and will relinquish his title and responsibilities as chief executive officer at such time. In further consideration of the benefits received under the McSweeney Retention Agreement, Mr. McSweeney has agreed that, without the prior written approval of the DIMAC Board of Directors, he will not directly or indirectly, in any capacity, participate in, engage in, own or invest in any business which is engaged in providing direct marketing services in the United States for a period ending two years after the termination of the McSweeney Retention Agreement.

    Pursuant to the Retention and Non-Competition Agreements (the "Executive Retention Agreements") entered into with each of Messrs. Beffa, Middeke, Myers and Kerr (each an "Executive") and in consideration of the willingness of each such Executive to continue his employment with DIMAC through December 31, 1998, DIMAC and Heritage have agreed that the Merger will not result in any diminution or adverse change in (i) such Executives' respective duties and responsibilities to DIMAC, (ii) such Executives' respective organizational position or reporting relationships or (iii) such Executives' respective base salary, bonus or employee benefits; it being understood that, during the term of the Executive Retention Agreements, DIMAC will increase each such Executive's base salary on January 1 of each year by an amount equal to such Executive's base salary multiplied by the percentage increase in the cost of living index over the past twelve months. In addition to such benefits under his respective Executive Retention Agreement, each Executive will also be entitled to receive from Heritage at the Effective Time a number of options to purchase Heritage Common Stock (the "Additional Options"), granted under terms identical to those of options granted to other optionees of Heritage, equal to the quotient of 200% of such Executive's base salary divided by the Heritage Trading Price. In further consideration of the benefits received under his respective Executive Retention Agreement, each of Messrs. Beffa, Middeke, Myers and Kerr has agreed that, without the prior written approval of the DIMAC Board of Directors, he will not directly or indirectly, in any capacity, participate in, engage in, own or invest in any business which is engaged in providing direct marketing services in the United States for a period ending two years after the termination of such Executive's Executive Retention Agreement, other than in a capacity which does not involve soliciting DIMAC's prospects or clients, soliciting or otherwise inducing DIMAC's employees to leave DIMAC's employ or misappropriating confidential or proprietary information of DIMAC. See "The Merger Interests of Certain Persons in the Merger -- Employment Agreements."

    DIMAC OPTION PLANS. The Merger will result in the acceleration of exercisability and vesting of stock options granted under the DIMAC Corporation 1994 Stock Option and Stock Award Plan (the "DIMAC Plan") and the DIMAC Non-Employee Director Stock Option Plan (the "Directors' Plan"). Pursuant to the Merger Agreement, and to the extent such options have not been previously exercised, holders of options under the DIMAC Plan will have such options converted at the Effective Time into options to purchase shares of Heritage Common Stock, exercisable for that number of shares of Heritage Common Stock which is equal to the number of shares of DIMAC Common Stock for which such option is currently exercisable multiplied by the quotient obtained by dividing $28.00 by the Heritage Trading Price (such quotient the "Conversion Factor") at an exercise price equal to exercise price per share of DIMAC Common Stock divided by the Conversion Factor.

    Options granted pursuant to the Directors' Plan will be convertible, pursuant to the terms of the Merger Agreement, into options to purchase shares of Heritage Common Stock on the same basis as holders of options under the DIMAC Plan, except that each holder of options under the Directors' Plan will have the option to elect to receive cash in an amount equal to the product of the total number of shares of DIMAC Common Stock for which such option was exercisable multiplied by the excess of Merger Consideration over the exercise price per share of the DIMAC Common Stock which is subject to such option (the "Converted Option Consideration"). In the event that the Heritage Subsidiary elects to pay a portion of the Merger Consideration in shares of Heritage Common Stock, the same pro rata portion of the Converted Option Consideration will also be payable in shares of Heritage Common Stock. See "The Merger -- Interests of Certain Persons in the Merger -- DIMAC Option Plans."

    The Merger Agreement also provides for certain indemnification and insurance arrangements for the officers and directors of DIMAC. See "The Merger --
Interest of Certain Persons in the Merger -- Director and Officer Indemnification and Insurance."

RIGHTS OF DISSENTING STOCKHOLDERS

    Subject to certain other conditions, a stockholder of record of DIMAC who does not vote his or her shares of DIMAC Common Stock in person or by proxy in favor of the Merger and who files with DIMAC a written objection to the Merger before the vote at the Special Meeting of stockholders of

DIMAC, stating that his or her right to dissent will be exercised if the Merger is effective and giving his or her name and address, will be eligible to make a written demand on DIMAC for appraisal rights following the consummation of the Merger. Neither a proxy nor a vote opposing or abstaining from the Merger will constitute a written objection to the Merger. A DIMAC stockholder who files a written objection will not be entitled to appraisal rights unless such stockholder also makes a written demand following the consummation of the Merger and takes certain other steps in the manner required by Delaware law. A vote in favor of the Merger, in person or by proxy, will constitute a waiver of appraisal rights. See "Appraisal Rights of Dissenting Stockholders."

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    The receipt of cash or shares of Heritage Common Stock by a DIMAC stockholder in exchange for his or her shares of DIMAC Common Stock pursuant to the Merger or the exercise of dissenters' rights will, in each case, constitute a taxable transaction to such stockholder for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. In general, a stockholder will recognize gain or loss equal to the difference between (A) the sum of (i) the cash received and (ii) the fair market value of any of the shares of Heritage Common Stock received in exchange for the shares of DIMAC Common Stock in the Merger or pursuant to the exercise of appraisal rights and (B) such stockholder's adjusted tax basis in the shares of DIMAC Common Stock exchanged. A holder's initial tax basis for the shares of Heritage Common Stock received in the Merger will be equal to its fair market value on the date of the Merger.

    All stockholders should read carefully the discussion in "The Merger -- Certain United States Federal Income Tax Consequences" and other sections of this Proxy Statement/Prospectus. They are urged to consult their own tax advisors as to the specific consequences to them of the Merger under United States federal, state, local and any other applicable tax laws.

CONDITIONS OF THE MERGER

    In addition to approval by the stockholders of DIMAC, consummation of the Merger is subject to the satisfaction or waiver of a number of conditions. Other than approval of the Merger by the DIMAC stockholders, substantially all of the conditions to the Merger may be waived, in whole or in part, by the parties for whose benefit they have been created, without the approval of the DIMAC stockholders. However, after approval by the stockholders of DIMAC, no amendment or modification may be made which by law requires further approval by such stockholders unless such approval is obtained. See "The Merger -- Conditions to the Merger."

TERMINATION

    The Merger Agreement may be terminated and the Merger abandoned, at any time prior to the Effective Time, whether before or after the approval by the DIMAC stockholders, (i) by the mutual consent of Heritage and DIMAC; (ii) by Heritage if there has been a material misrepresentation or breach of warranty in the representations and warranties of DIMAC made in the Merger Agreement or there has been a material failure by DIMAC to comply with its obligations under the Merger Agreement; (iii) by DIMAC if there has been a material misrepresentation or breach of warranty in the representations and warranties of Heritage made in the Merger Agreement or there has been a material failure by Heritage to comply with its obligations under the Merger Agreement; (iv) by either Heritage or DIMAC if all conditions to that party's obligation to consummate the Merger have not been satisfied or waived by March 31, 1996, unless such failure of consummation is due to the failure of the terminating party to perform or observe the covenants, agreements and conditions contained in the Merger Agreement to be performed or observed by it; (v) by either Heritage or DIMAC if the consummation of the Merger would violate any nonappealable final order, decree or judgment of any court or governmental body or agency having competent jurisdiction; (vi) by DIMAC if in the exercise of the good faith judgment of its Board of Directors (which judgment is based upon the advice of independent, outside legal counsel) as to its fiduciary duties to its stockholders such termination is required by reason of an Acquisition Proposal or, if the DIMAC Board of Directors withdraws or materially modifies or changes its recommendation to its stockholders to approve the Merger Agreement and the Merger if there exists at such time an Acquisition Proposal for DIMAC and such change in recommendation is based upon the advice of independent, outside legal counsel; or (vii) by Heritage if the DIMAC Board of Directors withdraws or materially modifies or changes its recommendation to the stockholders of DIMAC to approve the Merger Agreement and the Merger if there exists at such time an Acquisition Proposal.

TERMINATION FEE

    If (a) DIMAC terminates the Merger Agreement because its Board of Directors, in the exercise of its good faith judgment (which judgment is based upon advice of independent, outside legal counsel) as to its fiduciary duties to its stockholders determines such termination is required by reason of an Acquisition Proposal or, if the DIMAC Board of Directors withdraws or materially modifies or changes its recommendation to its stockholders to approve the Merger Agreement and the Merger if there exists at such time an Acquisition Proposal for DIMAC and such change in recommendation is based upon the advice of independent, outside legal counsel; (b) the Merger Agreement is terminated by Heritage because the DIMAC Board of Directors withdraws or materially modifies or changes its recommendation to the stockholders of DIMAC to approve the Merger Agreement and the Merger if there exists at such time an Acquisition Proposal; or (c) on or before March 31, 1996 and while the Merger Agreement remains in effect, DIMAC enters into a definitive agreement with respect to an Acquisition Proposal with any corporation, partnership, person or other entity or group (other than
Heritage or any affiliate of Heritage), and such transaction (including any revised transaction based upon the Acquisition Proposal) is thereafter consummated (whether before or after March 31, 1996), then DIMAC shall pay to Heritage a fee equal to the sum of (i) up to $1.0 million of documented fees, costs and expenses, including legal and accounting fees and fees payable to Heritage's financial advisors, incurred by Heritage in connection with the transactions contemplated by the Merger Agreement and (ii) $4.0 million. The amount in clause (ii) shall be payable only upon completion of the transaction implementing the Acquisition Proposal.

COMPARISON OF RIGHTS OF HERITAGE STOCKHOLDERS AND DIMAC STOCKHOLDERS

    Heritage is incorporated under the laws of the State of Iowa, and DIMAC is incorporated under the laws of the State of Delaware. Stockholders of DIMAC will, upon consummation of the Merger and to the extent they receive shares of Heritage Common Stock, become stockholders of Heritage and their rights as such will be governed by Iowa law and Heritage's Restated Articles of Incorporation and Bylaws. See "The Merger -- Comparison of Rights of Holders of Heritage Common Stock and DIMAC Common Stock."

AMEX LISTING

    The Heritage Common Stock is listed on AMEX. Heritage has agreed to use its reasonable best efforts to cause the shares of Heritage Common Stock to be issued in the Merger to be listed on AMEX at the Effective Time. A condition to DIMAC's obligation to close is that prior to the Effective Time any shares of Heritage Common Stock, to the extent applicable, to be issued in the Merger will be approved for listing on AMEX.

SUMMARY OF SELECTED FINANCIAL INFORMATION

    The following tables set forth selected financial information for Heritage and DIMAC for each of the five fiscal years in the period ended December 31, 1994 and for the nine months ended September 30, 1994 and 1995. Such information should be read in conjunction with the historical financial statements of Heritage and DIMAC and the notes thereto which are incorporated herein by reference. Selected financial information for Heritage and DIMAC as of and for the nine months ended September 30, 1994 and 1995 has been derived from the unaudited historical consolidated financial statements and, in the opinion of their respective management, includes all adjustments (consisting only of normal recurring adjustments) that are considered necessary for a fair presentation of the operating results for such interim periods. Results for the interim periods are not necessarily indicative of results for the full year.

                             HERITAGE -- HISTORICAL

                                                                                                 NINE MONTHS
                                                    YEARS ENDED DECEMBER 31,                 ENDED SEPTEMBER 30,
                                      -----------------------------------------------------  --------------------
                                        1990       1991       1992       1993       1994       1994       1995
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenues......................  $ 203,854  $ 222,360  $ 250,891  $ 291,205  $ 317,628  $ 210,826  $ 299,065
  Operating income (1)..............     13,451     21,950     27,550     34,995     57,838     35,332     47,473
  Income (loss) before extraordinary
   item.............................    (26,009)   (19,278)   (14,966)        77     22,299      8,468     15,604
  Net income (loss).................    (24,950)   (14,958)   (18,560)       512     22,299      8,468     15,604
  Net income (loss) applicable to
   common stock (2).................    (27,929)   (20,435)   (25,465)    (4,810)     2,648    (11,183)    15,604
  Earnings (loss) per share before
   extraordinary item...............      (2.82)     (2.39)     (1.51)      (.32)       .15       (.64)       .88
  Earnings (loss) per share.........  $   (2.72) $   (1.97) $   (1.76) $    (.29) $     .15  $    (.64) $     .88
  Equivalent shares (3).............     10,279     10,369     14,449     16,314     17,381     17,339     17,666
BALANCE SHEET DATA (AT PERIOD END):
  Property and equipment, net.......  $  52,144  $  48,659  $  55,832  $  57,422  $  54,799  $  53,527  $  58,374
  Goodwill and other intangibles,
   net..............................    378,375    375,378    373,426    363,667    382,288    365,969    392,046
  Total Assets......................    497,358    481,147    496,296    492,849    514,147    492,467    551,143
  Long-term debt (4)................    352,791    345,916    319,385    314,989    351,525    348,008    350,380
  Stockholders' equity..............     66,339     62,022     91,213     86,642     89,246     74,889    108,725
OTHER DATA:
  EBITDA (5)........................     42,595     45,103     54,242     68,353     90,058     58,635     68,679
  Capital expenditures (6)..........      9,884     11,421     15,531     18,534     13,271      8,804     13,073

------------------------------
(1) Operating income contains the following nonrecurring expenses: for the year ended December 31, 1990, $7.9 million relating to compensation expense in connection with the POP Radio merger and the write-down of barter accounts, and for the year ended December 31, 1993, $4.7 million relating to restructuring charges and the write-down of program rights. In addition, operating income contains compensation expense relating to stock appreciation rights in the amounts of $200,000, $350,000, $500,000, $500,000, and $4.9 million during the years ended December 31, 1990 through 1994, respectively, and $3.1 million for the nine months ended September 30, 1994. Such rights were retired in January 1995.

(2) Net income (loss) applicable to common stock and related per share data includes the effect of preferred stock dividends and accretion of settlement rights. Such preferred stock and settlement rights were redeemed or retired in 1994.

(3) Equivalent shares exclude shares reserved for issuance upon exercise of stock options or upon conversion of preferred stock, as the effect would be antidilutive or immaterial.

(4) Includes current portion of long-term debt.

(5) EBITDA is defined as operating income before depreciation, amortization and nonrecurring charges. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to net income (loss) as a measure of operating results in accordance with generally accepted accounting principles or to cash flows as a measure of liquidity.

(6) Capital expenditures exclude cash outlays relating to acquisitions of $37.7 million, $4.4 million, $11.9 million, $5.1 million and $6.9 million for the years ended December 31, 1990 through 1994, respectively, and $7.8 million and $16.6 million for the nine months ended September 30, 1994 and 1995, respectively.

                              DIMAC -- HISTORICAL

                                                                                                   NINE MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                           -----------------------------------------------------  --------------------
                                             1990       1991       1992      1993(1)     1994       1994       1995
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenues...........................  $  44,894  $  52,475  $  57,810  $  63,800  $ 100,012  $  70,652  $  89,030
  Operating income.......................      4,901      5,027      6,290      5,109     10,919      7,883     11,878
  Income (loss) before extraordinary
   item(2)...............................      2,576      2,476      3,363      2,259      2,985      1,729      5,117
  Net income (loss)......................      2,576      2,476      3,363      2,259       (172)    (1,018)     2,738
  Earnings (loss) per share before
   extraordinary item(2)(3)..............                                         .22        .64        .43        .77
  Earnings (loss) per share(3)...........                                   $     .22  $    (.04) $    (.25) $     .41
  Equivalent shares(3)...................                                      10,492      4,664      4,036      6,603
BALANCE SHEET DATA (AT PERIOD END):
  Property and equipment, net............  $   5,544  $   7,571  $   7,240  $   8,124  $  13,013  $  13,233  $  19,276
  Goodwill and other intangibles, net....      5,792      8,999      8,495     11,168     25,232     17,893     19,037
  Total assets...........................     26,053     36,818     32,533     41,456     64,408     66,617     81,360
  Long-term debt(4)......................      6,122     10,187      6,817     49,068     36,303     34,211     51,462
  Stockholders' equity (deficiency)(5)...      8,116     10,592     13,998    (27,573)        73       (680)     2,811
OTHER DATA:
  EBITDA(6)..............................      6,233      6,965      8,539      8,862     14,019     10,099     15,004
  Capital expenditures(7)................      2,061      2,142      1,229      2,530      4,178      3,452      2,166

------------------------------

(1) Includes certain nonrecurring compensation expenses of $1,091 related to the DIMAC recapitalization. Such nonrecurring expenses are excluded with respect to EBITDA.

(2) The extraordinary item represents the impact of debt extinguishment in September 1994 and April 1995.

(3) The historical earnings per share and equivalent shares data for 1990, 1991 and 1992 has not been presented because the capitalization of DIMAC following the recapitalization and initial public offering is not indicative of the capitalization prior to such events.

(4) Includes current portion of long-term debt.

(5) Represents the impact of the recapitalization in 1993 and the initial public offering in 1994.

(6) EBITDA is defined as operating income before depreciation, amortization and nonrecurring charges. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to net income (loss) as a measure of operating results in accordance with generally accepted accounting principles or to cash flows as a measure of liquidity.

(7) Capital expenditures exclude cash outlays relating to acquisitions of $1.2 million, $0.7 million and $11.9 million for the years ended December 31, 1990, 1991 and 1994, respectively, and $11.6 million and $11.3 million for the nine months ended September 30, 1994 and 1995.

    The unaudited pro forma combined information presented below provides financial information giving effect to certain Heritage and DIMAC transactions which have occurred or are probable to occur, the Merger on a purchase basis, the issuance of $150 million of senior subordinated notes (the "Notes") and the new DIMAC credit agreement, as if such transactions occurred on September 30, 1995, with regard to balance sheet information, and on January 1, 1994, with regard to statements of operations information. The pro forma information is provided for informational purposes only and is not necessarily indicative of actual results that would have been achieved had the Merger been consummated at the beginning of the periods presented or of future results. The pro forma information is derived from the Pro Forma Financial Information appearing elsewhere herein and should be read in conjunction with those statements. See "Pro Forma Financial Information."

             HERITAGE AND DIMAC -- UNAUDITED PRO FORMA COMBINED(1)

                                                                                     NINE MONTHS ENDED SEPTEMBER
                                                       YEAR ENDED DECEMBER 31, 1994            30, 1995
                                                       ----------------------------  ----------------------------
                                                                         MERGER                        MERGER
                                                                      CONSIDERATION                 CONSIDERATION
                                                          MERGER      PAID IN CASH      MERGER      PAID IN CASH
                                                       CONSIDERATION  AND HERITAGE   CONSIDERATION  AND HERITAGE
                                                       PAID IN CASH       STOCK      PAID IN CASH       STOCK
                                                       -------------  -------------  -------------  -------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenues.......................................    $ 529,494      $ 529,494      $ 413,730      $ 413,730
  Operating income...................................       64,755         64,755         55,591         55,591
  Income before extraordinary item...................        4,197          7,524          2,727          3,648
  Income per share before extraordinary item.........    $     .24      $     .39      $    0.15      $    0.19
  Equivalent shares(2)...............................       17,475         19,236         17,666         19,427
BALANCE SHEET DATA (AT PERIOD END):
  Property and equipment, net........................                                  $  77,163      $  77,163
  Goodwill and other intangibles, net................                                    631,226        631,226
  Total assets.......................................                                    854,075        854,075
  Long-term debt(3)..................................                                    600,051        552,516
  Stockholders' equity...............................                                    117,902        165,437
OTHER DATA:
  EBITDA(4)..........................................    $ 110,805      $ 110,805      $  86,018      $  86,018

------------------------------
(1) The unaudited Pro Forma Combined Financial Information should be read in conjunction with the unaudited Pro Forma Financial Statements included elsewhere herein. See "Pro Forma Financial Information."
(2) Equivalent shares exclude shares reserved for issuance upon exercise of stock options or upon conversion of preferred stock, as the effect would be antidilutive or immaterial.
(3)  Includes current portion of long-term debt.
(4) EBITDA is defined as operating income before depreciation, amortization and nonrecurring charges. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to net income (loss) as a measure of operating results in accordance with generally accepted accounting principles or to cash flows as a measure of liquidity.

                              THE SPECIAL MEETING

GENERAL

    The Special Meeting of the Stockholders of DIMAC will be held at The Ritz-Carlton St. Louis, 100 Carondelet Plaza, St. Louis, Missouri on
            , 1996 at 10:00 a.m. (local time) to (i) consider and vote upon the approval and adoption of the Merger Agreement and (ii) transact such other business as may properly come before the Special Meeting or any adjournment thereof.

    The DIMAC Board of Directors has unanimously approved the Merger Agreement and the Merger and the transactions contemplated thereby and has determined that such transactions are in the best interests of DIMAC and its stockholders. The DIMAC Board of Directors unanimously recommends that the DIMAC stockholders vote for approval and adoption of the Merger Agreement and to approve the terms of the Merger.

RECORD DATE; QUORUM

    Only stockholders of record of DIMAC at the close of business on the Record Date will be entitled to notice of, and to vote at, the Special Meeting. On the Record Date, there were 6,491,405 shares of DIMAC Common Stock outstanding and entitled to vote at the Special Meeting. Each holder of shares of DIMAC Common Stock outstanding on the Record Date is entitled to one vote for each such share so held, exercisable in person or by properly executed and delivered proxy, at the Special Meeting. The presence of the holders of at least a majority of the shares of DIMAC Common Stock outstanding on the Record Date, whether present in person or by properly executed and delivered proxy, will constitute a quorum for purposes of the Special Meeting.

VOTE REQUIRED

    The affirmative vote of the holders of record of at least a majority of the outstanding shares of DIMAC Common Stock entitled to vote at the Special Meeting is necessary to approve and adopt the Merger Agreement and to approve the Merger. Michael T. McSweeney and the MDC Entities who collectively held, as of the Record Date, 2,112,881 shares of DIMAC Common Stock, or approximately 32.6% of the shares of DIMAC Common Stock outstanding, have agreed to vote such shares in favor of approving and adopting the Merger Agreement.

PROXIES

    DIMAC stockholders are requested to complete, date and sign the accompanying form of proxy and return it promptly to DIMAC in the enclosed postage-paid envelope. When the accompanying form of proxy is returned properly executed, the shares of DIMAC Common Stock represented thereby will be voted at the Special Meeting in accordance with the instructions contained therein; however, a properly executed proxy marked "ABSTAIN", including a proxy representing shares held of record by a broker or nominee who has not been given voting instructions by the beneficial owner, although counted for purposes of determining whether there is a quorum at the Special Meeting, will not be voted on the approval and adoption of the Merger Agreement and the terms of the Merger and will have the same effect as a negative vote on the approval and adoption of the Merger Agreement and the terms of the Merger. If a proxy is executed and returned without an indication as to how the shares of DIMAC Common Stock represented thereby are to be voted, such shares will be voted to approve and adopt the Merger Agreement and to approve the Merger.

    Any DIMAC stockholder giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted at the Special Meeting. A later dated proxy or written notice of revocation given prior to the vote at the Special Meeting to the Secretary of DIMAC will serve to revoke such proxy. Also, a DIMAC stockholder who attends the Special Meeting in person may, if he or she wishes, vote by ballot at the Special Meeting, thereby cancelling any proxy previously given. Mere presence at such meeting will not serve to revoke any proxy previously given.

OTHER MATTERS TO BE CONSIDERED

    The DIMAC Board of Directors is not aware of any other matter which will be brought before the Special Meeting. If, however, other matters are presented, proxies will be voted in accordance with the discretion of the holders of such proxies.

SOLICITATION OF PROXIES

    In addition to the use of mails, proxies may be solicited by persons regularly employed by DIMAC, by personal interview, telephone and telegraph. Such persons will receive no additional compensation for such services, but will be reimbursed for any out-of-pocket expenses incurred by them in connection with such services. Arrangements may also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of shares of DIMAC Common Stock held of record by such persons, and DIMAC may reimburse such persons for reasonable out-of-pocket expenses incurred by them in connection therewith.

                                   THE MERGER

GENERAL

    The terms and conditions of the Merger are set forth in the Merger Agreement, the text of which is attached to this Proxy Statement/Prospectus as Appendix A. The summary of the Merger Agreement contained in this Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the complete text of such document.

    At the time the Merger becomes effective, the Heritage Subsidiary will be merged with and into DIMAC in accordance with Delaware law. As a result of the Merger, the separate corporate existence of the Heritage Subsidiary (which was formed solely for the purposes of the Merger and has not engaged in any operations or businesses) will cease, and DIMAC will continue its existence as a separate subsidiary of Heritage.

    Upon the consummation of the Merger, each share of DIMAC Common Stock (other than the Unconverted Shares) will be converted into the right to receive the Merger Consideration; provided, however, the Heritage Subsidiary may at its option pay up to $7.00 of the Merger Consideration in shares of Heritage Common Stock. If the Heritage Subsidiary elects to pay up to $7.00 of the Merger Consideration in shares of Heritage Common Stock, the number of shares of Heritage Common Stock comprising the stock portion of the Merger Consideration will be equal to the quotient determined by dividing the portion of the Merger Consideration by the Heritage Trading Price (which is the average closing price of the Heritage Common Stock on the AMEX as published in The Wall Street Journal for the ten trading days ending on and including the third trading day preceding, but not including, the effective date of the Merger). To the extent the Heritage Subsidiary elects to pay a portion of the Merger Consideration in shares of Heritage Common Stock, any fractional shares resulting from the conversion of shares of DIMAC Common Stock will entitle the holder to receive cash. See "The Merger -- No Fractional Shares." The shares of capital stock of Heritage outstanding immediately prior to the Merger will not be affected as a result of the Merger.

BACKGROUND OF THE MERGER

    DIMAC is the largest full service direct marketing company in the United States. Prior to being approached by Heritage in connection with the Merger, DIMAC had concentrated on expanding its business both internally and through acquisitions. DIMAC built a broad client base and increased market penetration by cross-selling services, creating new products and utilizing its business development group to add new clients. Through acquisitions, DIMAC added clients in new industries and expanded to provide new services such as television and video creative services, media buying and telemarketing. This strategy resulted in an increase in the price of DIMAC Common Stock from $10.00 on August 10, 1994, the date of completion of DIMAC's initial public offering, to $19.00 as of September 14, 1995, the day before DIMAC became aware of Heritage's possible interest in pursuing the proposed Merger. Recently, DIMAC completed two major strategic acquisitions: the acquisition of substantially all of the assets of Palm Coast Data, Ltd. ("Palm Coast") on May 1, 1995, and the acquisition of substantially all of the assets of T.R. McClure and Company, Inc. and related companies ("McClure") on October 2, 1995. The combined purchase price of these acquisitions had exhausted the funds available for acquisitions under DIMAC's existing loan agreement (the "Loan Agreement") with National Westminster Bank Plc, as agent, and the banks signatory thereto.

    To address its need for more acquisition financing, in August, 1995, DIMAC commenced discussions with its lenders to increase and amend its bank facility in a manner that would enable it to continue to aggressively pursue its acquisition strategy. At the same time, DIMAC discussed the possibility of a public offering of DIMAC Common Stock with several potential underwriters. By early September, 1995, DIMAC had reached an agreement in principle with its banks to increase its acquisition line of credit and to amend the terms of its bank facility, subject to the successful completion of its proposed public offering of 2,000,000 shares of DIMAC Common Stock and had engaged CS First Boston and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") as underwriters in connection with such offering.

    On September 15, 1995, representatives of DLJ approached a director of DIMAC who is also a partner in McCown De Leeuw & Co., an investment partnership which indirectly controls approximately 24.8% of the outstanding DIMAC Common Stock, and indicated that Heritage would be interested in discussing a transaction whereby Heritage would acquire all of the outstanding DIMAC Common Stock for cash consideration of between $22.00 and $24.00 per share. The DIMAC Board of Directors was informed of this indication of interest at its regularly scheduled quarterly meeting on September 19, 1995. After discussing the matter and consulting with its legal advisors, the DIMAC Board of Directors concluded that the consideration discussed was inadequate and not in the best interests of DIMAC's stockholders. The DIMAC Board of Directors then communicated its response to the proposal to DLJ.

    After being informed of the DIMAC Board of Directors' position, Heritage stated that for it to consider a possible transaction at a higher price it required access to certain projections and other information concerning the business of DIMAC. In light of this request, representatives of DIMAC were authorized by the DIMAC Board of Directors to negotiate a confidentiality agreement (the "Confidentiality Agreement") with Heritage which, among other things, contained standstill provisions prohibiting Heritage or its affiliates or representatives from acquiring any DIMAC Common Stock. On September 20, 1995, DIMAC and Heritage entered into the Confidentiality Agreement and DIMAC began to provide the requested information concerning its business to Heritage. In the interim, DIMAC continued to (i) prepare its proposed public offering and (ii) finalize negotiations with its banks to restructure its existing Loan Agreement in light of its proposed public offering, thereby increasing the amounts available for acquisitions.

    During the period from September 20, 1995 through October 2, 1995, representatives of Heritage and DLJ met with the management of DIMAC and visited DIMAC's facilities. In addition, the parties and their legal and financial advisors had numerous discussions to discuss the structure and the timing of a potential transaction.

    On September 25, 1995, an informal conference call among the directors of DIMAC was convened, during which call the directors were updated on the current status of the discussions between the parties. On October 2, 1995, Heritage made an offer to DIMAC of $25.75 per share. After consulting its directors, DIMAC rejected this offer as inadequate on October 3, 1995, and Heritage told its Board of Directors that the transaction had been terminated. Upon the rejection of this revised offer, David N. Walthall, President of Heritage, telephoned Mr. McSweeney to indicate his disappointment that no agreement could be reached. On October 4, 1995, an officer of Heritage telephoned Mr. Beffa to express his disappointment that no agreement could be reached. In the course of this conversation, Mr. Beffa indicated that although he did not speak for the Board of Directors or management, he believed that an increased offer might have been acceptable to DIMAC under certain conditions. On October 5, 1995, representatives of DIMAC indicated to Heritage that DIMAC would consider favorably an offer of $28.00 per share, provided that the other terms of the offer were satisfactory to the DIMAC Board of Directors.

    On October 10, 1995, Heritage agreed to offer $28.00 per share; provided that Heritage, at its sole option, would have the right to pay up to $7.00 of the Merger Consideration in Heritage Common Stock. Heritage's offer was subject to the execution of definitive documentation and certain other conditions, including an agreement by McCown De Leeuw & Co. and Mr. McSweeney to vote their shares in favor of the transaction and the execution of employment agreements by Mr. McSweeney and certain other members of the senior management of DIMAC. The DIMAC Board of Directors viewed this offer as a sufficient basis on which to commence negotiations concerning the terms of a merger agreement and to halt the filing of the registration statement in respect of DIMAC's proposed public offering.

    During the period from October 10 to October 17, 1995, Heritage and DIMAC representatives met to discuss the structure of the transaction. On October 18, 1995, after individual discussions with members of its Board of Directors, DIMAC informed Heritage that it would agree to a one-step merger

(as opposed to a tender offer followed by a merger), as requested by Heritage, subject to Heritage's agreement to limit the termination fee which it had requested and to make certain other concessions regarding the covenants and conditions in the Merger Agreement.

    On October 19, 1995, a telephonic meeting of the Board of Directors of DIMAC was held. All directors were present. At this meeting, senior management of DIMAC reviewed the current status of the proposed merger negotiations and all other relevant events and developments as of that date. At the close of the discussion concerning the terms of the Merger Agreement, the DIMAC Board of Directors authorized its advisors to agree on DIMAC's behalf to a termination fee not to exceed $4.0 million. Negotiations continued between DIMAC's and Heritage's advisors, with DIMAC proposing a $2.0 million termination fee. On the evening of October 20, 1995, negotiations between the parties broke down with respect to certain unsolved issues, including Heritage's insistence on a $7.5 million termination fee.

    On the morning of October 22, 1995, the parties' financial advisors discussed the level of the termination fee by telephone. Later that morning Mr. McSweeney and Mr. Walthall discussed the level of the termination fee directly and agreed on a termination fee of $4.0 million. In addition, Mr. McSweeney agreed, subject to the approval of the DIMAC Board of Directors that DIMAC would amend the Confidentiality Agreement to allow Heritage, its affiliates and representatives to purchase up to an aggregate of 10% of the issued and outstanding shares of DIMAC Common Stock.

    On the evening of October 22, 1995, the DIMAC Board of Directors met to discuss the proposed transaction. Members of DIMAC's management updated the DIMAC Board of Directors on the events of earlier that day, indicating the resolutions of the issues. The DIMAC Board of Directors then engaged in a lengthy discussion of the terms of the proposed transaction and its benefits and costs to the DIMAC stockholders. After listening to an oral presentation from CS First Boston and reviewing, analyzing and discussing the written fairness opinion of CS First Boston, and after receiving word that the Heritage Board of Directors had formally voted to extend an offer of the Merger on the terms previously negotiated between the parties, the DIMAC Board of Directors voted unanimously to approve the Merger Agreement and the amendment to the Confidentiality Agreement and to recommend the approval of the Merger to the DIMAC stockholders. On October 23, 1995, the chief executive officers of DIMAC, Heritage and the Heritage Subsidiary executed the Merger Agreement and the amendment to the Confidentiality Agreement.

REASONS FOR THE MERGER AND RECOMMENDATION OF THE DIMAC BOARD OF DIRECTORS

    The DIMAC Board of Directors has determined that the terms of the Merger Agreement, which were established through arm's-length bargaining with Heritage, and the transactions contemplated thereby, are fair to, and in the best interests of, DIMAC and its stockholders (other than Heritage). Accordingly, the DIMAC Board of Directors has unanimously approved the Merger Agreement and unanimously recommends that the DIMAC stockholders vote for approval and adoption of the Merger Agreement and the approval of the terms of the Merger. In reaching its determination, the DIMAC Board of Directors consulted with DIMAC's management, as well as its legal and financial advisors, and considered and weighed a number of reasons and factors, including the following:

        (i) An assessment of DIMAC's strategic alternatives, which include remaining a publicly owned independent company. In this regard, the DIMAC Board of Directors concluded, following extensive analysis and discussion with its legal and financial advisors and among the directors, that the terms of the Merger Agreement provide the best means for holders of DIMAC Common Stock to maximize the value of their holdings;

        (ii) The belief that the Merger will result in a strong combined entity with (a) complementary businesses, corporate goals and management philosophies and (b) the financial resources necessary to compete and pursue growth opportunities in the direct marketing services industry which is consolidating as a result of increasing client demand for more sophisticated and integrated marketing services;

        (iii) Information relating to the financial performance, prospects and business operations of each of DIMAC and Heritage (which information included the historical financial information contained in the periodic public reports of DIMAC and Heritage and the descriptions of their lines of business contained in such reports), all of which provided background information and support for the belief of the DIMAC Board of Directors described in (ii) above;

        (iv) The terms and conditions of the Merger Agreement, including:

           (a) the provision requiring that the determination of the Heritage Trading Price occur three business days before the Effective Time which provides reasonable assurance to the stockholders that the value to be received by holders of DIMAC Common Stock will approximate $28.00 per share; and

           (b) the right of DIMAC to negotiate and provide information to third parties and terminate the Merger Agreement in the event of an unsolicited Acquisition Proposal, if such action is required in the exercise of the fiduciary duties of the DIMAC Board of Directors. If such fiduciary duty termination provision is exercised, DIMAC would be obligated to pay
       Heritage up to $1 million of documented fees and $4 million upon completion of an alternative transaction. The DIMAC Board of Directors did not view these obligations as unreasonably precluding any third party from proposing an alternative transaction and concluded that entering into the Merger Agreement was in the best interests of DIMAC, given the available strategic alternatives;

        (v) The presentation of DIMAC's financial advisor, CS First Boston, and its written opinion to the effect that, as of October 22, 1995, and based upon the assumptions made, matters considered and limits of review as set forth in such opinion, the consideration to be received by the holders of shares of DIMAC Common Stock (other than Heritage) pursuant to the Merger Agreement is fair to such holders from a financial point of view; for a summary of CS First Boston's written opinion, including the assumptions made, matters considered and limits of review, see "The Merger -- Opinion of Financial Advisors";

        (vi) The trading price of the DIMAC Common Stock since completion of DIMAC's initial public offering and that the Merger Consideration represents a premium of approximately 47% over the closing sales price of $19.00 for the DIMAC Common Stock on AMEX on September 14, 1995, the day before DIMAC became aware of Heritage's possible interest in pursuing the proposed Merger, and a premium of 180% over the offering price of the DIMAC Common Stock in DIMAC's initial public offering, which offering was completed on August 10, 1994; and

        (vii)   The  prices   paid  in   other  recent   comparable  acquisition
    transactions.

    In connection with its deliberations at its October 19 and 22, 1995 meetings, the DIMAC Board of Directors was aware of the potential benefits to be received in the Merger by Mr. McSweeney and other members of DIMAC's senior management, as described under "The Merger -- Interests of Certain Persons in the Merger" other than the incentive plan described under "The Merger -- Interest of Certain Persons in the Merger -- Option Pool" which incentive plan was agreed to by Heritage and certain executive officers of DIMAC subsequent to the execution of the Merger Agreement.

    The DIMAC Board of Directors believes that DIMAC and the DIMAC stockholders will receive reasonable protection from a change in circumstances relating to Heritage between the date of the Proxy Statement/Prospectus and the Effective Time through (a) the determination of the Heritage Trading Price three business days before the Effective Time and (b) the inclusion in the Merger Agreement of a condition to the closing of the Merger to the effect that since June 30, 1995, no event shall have occurred which would have a material adverse effect on the business, operations, assets or financial condition of Heritage or its subsidiaries, taken as a whole.

    In view of the wide variety of factors considered in connection with its evaluation of the Merger, the DIMAC Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination that the terms of the Merger Agreement are fair to, and in the best interests of, DIMAC and its stockholders.

    THE DIMAC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DIMAC STOCKHOLDERS VOTE TO APPROVE AND ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

OPINION OF FINANCIAL ADVISOR

    CS First Boston has acted as financial advisor to DIMAC in connection with the Merger and has assisted the DIMAC Board of Directors in its examination of the fairness, from a financial point of view, of the Merger Consideration to be received by the DIMAC stockholders (other than Heritage).

    On October 22, 1995, CS First Boston delivered its written opinion to the DIMAC Board of Directors to the effect that, as of such date and based upon and subject to certain matters stated therein, the consideration to be received by the stockholders of DIMAC (other than Heritage) in the Merger is fair to such stockholders from a financial point of view. The full text of CS First Boston's written opinion dated October 22, 1995, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix B to this Proxy Statement/ Prospectus and is incorporated herein by reference. Holders of DIMAC Common Stock are urged to read this opinion carefully in its entirety. CS First Boston's opinion is directed to the DIMAC Board of Directors and the fairness of the consideration to be received by the stockholders of DIMAC (other than Heritage) in the Merger from a financial point of view does not address any other aspect of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote at the Special Meeting. The summary of the opinion of CS First Boston set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

    In connection with its opinion, CS First Boston (i) reviewed the Merger Agreement and certain publicly available business and financial information relating to DIMAC and Heritage; (ii) reviewed certain other information including financial forecasts provided by DIMAC; (iii) met with the managements of DIMAC and Heritage to discuss the business and prospects of DIMAC and Heritage; (iv) considered certain financial and stock market data of DIMAC and Heritage and compared such data with similar data for other publicly held companies in businesses similar to those of DIMAC and Heritage; (v) considered the financial terms of certain other similar transactions which have recently been effected; and (vi) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which CS First Boston deemed relevant.

    In connection with its review, CS First Boston did not assume responsibility for independent verification of any of the information provided to or otherwise reviewed by CS First Boston and relied upon its being complete and accurate in all respects. With respect to the financial forecasts reviewed and discussed, CS First Boston assumed that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of DIMAC and Heritage as to the future financial performance of DIMAC and Heritage. In addition, CS First Boston did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of DIMAC or Heritage, nor was CS First Boston furnished with any such evaluations or appraisals. CS First Boston's opinion is necessarily based on financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. CS First Boston expressed no opinion as to what the value of the Heritage Common Stock actually will be when and if issued to DIMAC's stockholders pursuant to the Merger or the prices at which such Heritage Common Stock will trade subsequent to the Merger. CS First Boston was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of DIMAC.

    In preparing its opinion for the DIMAC Board of Directors, CS First Boston performed a variety of financial and comparative analyses and considered a variety of factors, including those described below.  The  summary  of  such  analyses  does  not  purport  to  be  a complete
description  of  the  analyses  underlying   CS  First  Boston's  opinion.   The
preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description.

    In arriving at its opinion, CS First Boston did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, CS First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses or portions of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In its analyses, CS First Boston made numerous assumptions with respect to DIMAC, Heritage, industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of DIMAC and Heritage. No company, transaction or business used in such analyses as a comparison is identical to DIMAC, Heritage or the Merger, nor is an evaluation of the results of such analyses entirely mathematical; rather, it involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, because such estimates are inherently subject to substantial uncertainty, none of DIMAC, Heritage, CS First Boston or any other person assumes responsibility for their accuracy.

    The following is a summary of the material analyses performed by CS First Boston.

    COMPARABLE COMPANY ANALYSIS. CS First Boston reviewed and compared certain actual and forecasted financial, operating and stock market information of DIMAC to selected publicly traded direct marketing and advertising companies considered by CS First Boston to be reasonably comparable to DIMAC. These companies included Acxiom Corporation, ADVO Inc., American Business Information Inc., Catalina Marketing Corporation, DiMark Inc., Harte-Hanks Communications Inc., and Heritage (the "Comparable Companies"). CS First Boston calculated a range of market multiples for the Comparable Companies by dividing the market capitalization (total common shares outstanding plus "in the money" exercisable options multiplied by the closing market price per share on October 18, 1995 plus latest reported total debt, capitalized leases, preferred stock and minority interest, minus cash and cash equivalents and option proceeds, the "Market Capitalization") of each of the Comparable Companies by such company's sales, earnings before interest, taxes, depreciation and amortization ("EBITDA") and earnings before interest and taxes ("EBIT") for the latest four quarters as reported in publicly available information and the 1995 and 1996 fiscal years on the basis of estimates of selected investment banking firms. This analysis indicated that the median fiscal 1995 multiples of sales, EBITDA and EBIT for the Comparable Companies were 1.9x, 9.5x and 12.4x, respectively. CS First Boston derived the appropriate valuation range for DIMAC by comparing DIMAC's businesses and performance to those of the Comparable Companies (specifically considering operating performance, services rendered and technology utilized). CS First Boston determined that the relevant ranges of multiples derived from the Comparable Companies were: (i) sales: 1.0x - 1.5x; (ii) EBITDA: 8.0x - 10.0x; and (iii) EBIT: 10.0x - 12.5x. CS First Boston then calculated imputed valuation ranges of DIMAC by applying forecasted results for DIMAC for fiscal year 1995 to the multiples derived from its analysis of the Comparable Companies (multiples of net income and book value were not deemed relevant in a valuation of DIMAC). This analysis resulted in a reference range of values for DIMAC of $205.0 million to $260.0 million. This reference range of values was then adjusted for non-operating assets and liabilities including (i) total debt of $70.3 million as of June 30,

1995;  (ii) cash and cash  equivalents of $0.2 million as  of June 30, 1995; and
(iii) proceeds of $5.0 million from the assumed exercise of the options outstanding as of June 30, 1995 (collectively the "Corporate Adjustments") to yield an equity reference range of values which was then divided by 6,947,905 fully diluted shares of DIMAC Common Stock (including 456,500 shares issuable upon exercise of options) outstanding as of June 30, 1995 to yield a valuation reference range for DIMAC of $20.15 to $28.07 per share.

    COMPARABLE TRANSACTION ANALYSIS. CS First Boston analyzed the purchase prices and multiplies paid or proposed to be paid in selected merger or acquisition transactions using publicly available information in the direct mail and advertising industries which occurred between 1987 and 1995 including: Moore Corporation Limited/Wallace Computer Services Inc.; DIMAC/Palm Coast Data; an Investor Group which included DLJ Merchant Banking Partners/Katz Media Group; DIMAC/The Direct Marketing Group, Inc.; McCown De Leeuw & Co./DIMAC; Neodata Corp./Wiland Services; Heritage/ACTMEDIA Inc.; and Donnelly Acquisition Corp./Metromail, Inc. (the "Comparable Transactions"). CS First Boston selected these acquisitions based on the comparability of businesses conducted by the acquired company to that of DIMAC. CS First Boston calculated the adjusted purchase price (purchase price plus total assumed debt less assumed cash) as a multiple of sales, EBITDA and EBIT of each acquired company for the four quarters immediately preceding the announcement of the acquisition of such company. CS First Boston determined that the relevant ranges of multiples derived from the Comparable Transactions were: (i) sales: 1.2x - 1.6x; (ii)
EBITDA: 10.0x - 12.0x; and (iii) EBIT: 10.0x - 15.5x. CS First Boston then calculated imputed valuation ranges of DIMAC by applying historical results for the four quarters immediately preceding the announcement of the transaction to the multiples derived from its analysis of the Comparable Transactions (multiples of net income and book value were not deemed relevant in a valuation of DIMAC). Using such information, CS First Boston derived a reference range of values for DIMAC of $190.0 million to $260.0 million. This reference range of values was then adjusted for the Corporate Adjustments and then divided by 6,947,905 fully diluted shares of DIMAC Common Stock (including 456,500 shares issuable upon exercise of options) outstanding as of June 30, 1995 to yield a valuation reference range for DIMAC of $17.99 to $28.07 per share.

    DISCOUNTED CASH FLOW ANALYSIS. CS First Boston performed a discounted cash flow analysis of the projected cash flow of DIMAC for the periods 1995 through 2005 based in part upon certain operating and financial assumptions, forecasts and other information provided by the management of DIMAC. Using the financial information set forth by management, CS First Boston calculated the estimated free cash flow based on forecasted unleveraged net income (earnings before interest and after taxes) adjusted for: (i) certain forecasted non-cash terms (i.e., depreciation and amortization); (ii) forecasted capital expenditures; and
(iii) forecasted non-cash working capital investment. CS First Boston analyzed the financial information provided by management and discounted the stream of free cash flows provided in such forecast back to January 1, 1996 using discount rates ranging from 11.5% to 12.5%. To estimate the residual value of DIMAC at the end of the forecast, CS First Boston applied a range of terminal multipliers of 7.0x to 8.0x to the forecasted fiscal year 2005 EBITDA and discounted such value estimates back to January 1, 1996 using discount rates ranging from 11.5% to 12.5%. The range of discount rates was selected based on a variety of factors including analysis of the estimated cost of capital and capital structures for companies operating in businesses similar to that in which DIMAC operates, and the range of terminal year multiples was selected based on the trading multiples for such companies. CS First Boston then summed the present values of the free cash flows and the present values of the residual value to derive a reference range of values for DIMAC of approximately $232.0 million to $269.0 million. This reference range of values was then adjusted for the Corporate Adjustments and then divided by 6,947,905 fully diluted shares of DIMAC Common Stock (including 456,500 shares issuable upon exercise of options) outstanding as of June 30, 1995 to yield a valuation reference range for DIMAC of $24.03 to $29.36 per share.

    OTHER FACTORS AND ANALYSES. In the course of preparing its opinion, CS First Boston performed certain other analyses and reviewed certain other matters, including, among other things, (i) trading characteristics of DIMAC and Heritage, (ii) financing considerations relating to the Merger and (iii) pro forma capitalization of the combined company.

    CS First Boston is a nationally recognized investment banking firm and as part of its investment banking business, CS First Boston is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuation for estate, corporate and other purposes. DIMAC selected CS First Boston as its financial advisor because of CS First Boston's experience and expertise in transactions similar to the Merger and because of its familiarity with DIMAC's business.

    For its services in connection with the Merger, CS First Boston will receive an aggregate fee comprised of (i) an initial advisory fee of $150,000 plus (ii) a transaction fee of $1,350,000, of which $600,000 became payable upon delivery of CS First Boston's opinion of October 22, 1995 and the balance becomes payable upon consummation of the Merger. DIMAC also has agreed to reimburse CS First Boston for its out-of-pocket expenses, including the fees and expenses of legal counsel and other advisors, and to indemnify CS First Boston and certain related persons or entities against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement. In the ordinary course of its business, CS First Boston and its affiliates may actively trade the debt and equity securities of both DIMAC and Heritage for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. CS First Boston has performed certain investment banking services for DIMAC and for Heritage in the past and received customary fees for such services.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    In considering the recommendations of DIMAC's Board of Directors, DIMAC stockholders should be aware that certain members of management and of the DIMAC Board of Directors have interests in the Merger beyond the interests of DIMAC stockholders generally which may create potential conflicts of interest.

    EMPLOYMENT AGREEMENTS. Simultaneously with the execution and delivery of the Merger Agreement, each of Messrs. McSweeney, Beffa, Middeke, Myers and Kerr entered into three-year Retention and Non-Competition Agreements with DIMAC and Heritage.

    Pursuant to the McSweeney Retention Agreement and in consideration of Mr. McSweeney's willingness to continue his employment with DIMAC through December 31, 1998, DIMAC and Heritage have agreed that the Merger will not result in any diminution or adverse change in (i) Mr. McSweeney's duties and responsibilities to DIMAC, (ii) his organizational position or reporting relationships or (iii) his base salary, bonus or employee benefits. Mr. McSweeney will receive such benefits until the earliest to occur of (i) DIMAC terminating the McSweeney Retention Agreement for "cause", (ii) Mr. McSweeney's death or total disability,
(iii) the date Mr. McSweeney terminates such agreement for any reason other than a breach of such agreement by DIMAC or (iv) December 31, 1998. The McSweeney Retention Agreement provides that as of July 1, 1997 Mr. McSweeney will be entitled to devote only a portion of his business time to DIMAC and will relinquish his title and responsibilities as chief executive officer of DIMAC. For purposes of the McSweeney Retention Agreement, "cause" shall mean (i) conviction of a felony; (ii) willful and continued refusal to follow reasonable instructions of the DIMAC Board of Directors which are material to the operations or prospects of DIMAC after notice of and an opportunity to cure the deficiency; (iii) failure by Mr. McSweeney, prior to July 1, 1997 to devote substantially all of his time during business hours to DIMAC after notice of and opportunity to cure the deficiency; or (iv) failure by Mr. McSweeney, after July 1, 1997 to devote less than the scheduled amount of his time (not to exceed 10 days per month) to DIMAC, after notice of and an opportunity to cure the deficiency. In further consideration of the benefits received under the McSweeney Retention Agreement, Mr. McSweeney has agreed that, without the prior written approval of the DIMAC Board of Directors, he will not directly or indirectly, in any capacity participate in, engage in, own or invest in any business which is engaged in providing direct marketing services in the United States for a period ending two years after the termination of the McSweeney Retention Agreement.

    Pursuant to the terms of the Executive Retention Agreements and in consideration of the willingness of each of Messrs. Beffa, Middeke, Myers and Kerr to continue his employment with DIMAC through December 31, 1998, DIMAC and Heritage have agreed that the Merger will not result in any diminution or adverse change on (i) such Executives' respective duties and responsibilities to DIMAC, (ii) such Executives' respective organizational position or reporting relationships or (iii) such Executives' respective base salary, bonus or employee benefits; it being understood that, during the term of the Executive Retention Agreements, DIMAC will increase such Executive's base salary on January 1 of each year by an amount equal to such Executive's base salary multiplied by the percentage increase in the cost of living index over the past twelve months. Each of Messrs. Beffa, Middeke, Myers and Kerr will continue to receive benefits under their respective Executive Retention Agreement until the earliest to occur of (i) the termination of such agreement by DIMAC for "cause",
(ii) the date on which such agreement is terminated by DIMAC other than for "cause" and DIMAC pays such Executive 24 months base salary and medical/health benefits, fully vests such Executive's stock options and releases such Executive from the non-solicitation provisions of such Executive's Executive Retention Agreement, (iii) the death or total disability of such Executive, (iv) the termination of such agreement by such Executive for any reason other than breach by DIMAC, or (v) December 31, 1998 (subject to automatic one year extensions unless notice to the contrary is provided at least one year in advance). For purposes of the Executive Retention Agreements, "cause" shall mean (i) conviction of a felony, (ii) willful and continued refusal by any Executive to follow reasonable instructions of the DIMAC Board of Directors which are material to the operations or prospects of DIMAC after notice of and an opportunity to cure the deficiency, or (iii) failure by such Executive to devote less than substantially all of his time during business hours to DIMAC after notice of and opportunity to cure the deficiency.

    In addition to such benefits, under the Executive Retention Agreements, each Executive will also be entitled to receive from Heritage on the effective Date a number of Additional Options, granted under terms identical to those of options granted to other optionees of Heritage, equal to the quotient of 200% of such Executive's base salary divided by the Heritage Trading Price. Assuming a Heritage Trading Price of $26.75 (the closing price of the Heritage Common Stock in the AMEX for November 17, 1995, as reported in The Wall Street Journal), Messrs. Beffa, Middeke, Myers and Kerr will be granted 14,953, 11,962, 13,084 and 10,766 options to purchase shares of Heritage Common Stock, respectively, pursuant to the terms of their respective Executive Retention Agreements. The Additional Options will be exercisable at the Heritage Trading Price and will be in addition to any options to purchase shares of Heritage Common Stock received as the result of the conversion of any DIMAC options to purchase DIMAC Common Stock into options to purchase shares of Heritage Common Stock pursuant to the terms of the Merger Agreement. See "-- DIMAC Option Plans". In further consideration of the benefits received under the Executive Retention Agreements, each of Messrs. Beffa, Middeke, Myers and Kerr has agreed that, without the prior written approval of the DIMAC Board of Directors, he will not directly or indirectly, in any capacity, participate in, engage in, own or invest in any business which is engaged in providing direct marketing services in the United States other than in a capacity which does not involve soliciting DIMAC's costumers or prospects or soliciting or otherwise inducing DIMAC's employees to leave DIMAC's employ or misappropriating confidential or proprietary information of DIMAC, for a period ending two years after the termination of such Executive's Executive Retention Agreement.

    DIMAC OPTION PLANS. The Merger will result in the acceleration of exercisability and vesting of stock options granted under the DIMAC Plan and the Directors' Plan. If a holder of options granted under the DIMAC Plan wishes to obtain the Merger Consideration in lieu of converting such option pursuant to the terms of the Merger Agreement, such holder must exercise such options for shares of

DIMAC Common Stock pursuant to their terms and then surrender such shares of DIMAC Common Stock in exchange for the Merger Consideration in accordance with the terms of the Merger Agreement. Pursuant to the Merger Agreement, and to the extent such options have not been previously exercised, holders of options under the DIMAC Plan will have each such option converted at the Effective Time into an option to purchase shares of Heritage Common Stock, exercisable for that number of shares of Heritage Common Stock which is equal to the number of shares of DIMAC Common Stock for which such option is currently exercisable multiplied by the Conversion Factor at an exercise price equal to the exercise price per share of DIMAC Common Stock applicable to such option divided by the Conversion Factor.

    Options granted pursuant to the Directors' Plan will be convertible, pursuant to the terms of the Merger Agreement, into options to purchase shares of Heritage Common Stock on the same basis as holders of options under the DIMAC Plan, except that each holder of options under the Directors' Plan will have the option to elect to receive cash, in an amount equal to the product of the total number of shares of DIMAC Common Stock for which such option is currently exercisable multiplied by the excess of Merger Consideration over the exercise price per share of the DIMAC Common Stock which is subject to such option (the "Converted Option Consideration"). In the event that Heritage elects to pay a portion of the Merger Consideration in Heritage Common Stock, the same pro rata portion of the Converted Option Consideration will also be payable in Heritage Common Stock.

    Pursuant to the foregoing treatment of awards under the DIMAC Plan and the Directors' Plan, and assuming a Heritage Trading Price of $26.75, Mr. McSweeney, who has expressed an intention not to exercise his options under the DIMAC Plan prior to the Effective Time, would receive 162,242 immediately exercisable options to purchase shares of Heritage Common Stock at an average exercise price of $10.33. The other four senior officers of DIMAC would be entitled to receive cash, or, in the event Heritage elects to pay a portion of the Merger
Consideration in shares of Heritage Common Stock, cash and Heritage Common Stock, with an aggregate value of approximately $5,096,000, assuming that all such senior officers elected to exercise all of their options under the DIMAC Plan. In the event such officers elect to exercise none of their options under the DIMAC Plan, then such officers would receive an aggregate of 190,504 options to purchase shares of Heritage Common Stock at an average exercise price of $11.79. Additionally, pursuant to the Merger Agreement, Messrs. Ingram and Galloway, outside directors of DIMAC, would be entitled to receive an aggregate of 7,850 immediately exercisable options to purchase shares of Heritage Common Stock at an average exercise price of $8.06 in exchange for the options each currently holds under the Directors' Plan. In the event that Messrs. Ingram and Galloway elect to receive cash for their options granted under the Directors' Plan, pursuant to the terms of the Merger Agreement, Messrs. Ingram and Galloway will be entitled to receive cash or, in the event that Heritage elects to pay a portion of the Merger Consideration in Heritage Common Stock, cash and shares of Heritage Common Stock, with an aggregate value of approximately $210,000.

    VOTING AGREEMENTS. On October 23, 1995, the Heritage Subsidiary entered into agreements with the MDC Entities and with Mr. McSweeney, pursuant to which such DIMAC stockholders agreed to vote all of their shares of DIMAC Common Stock in favor of the Merger at the Special Meeting and to refrain from asserting any appraisal rights. These agreements by such stockholders to vote their shares will not apply if the DIMAC Board of Directors has withdrawn or materially modified or changed its recommendation that the stockholders of DIMAC approve the Merger Agreement and the Merger and as a result thereof the Merger Agreement has been terminated. As of the Record Date, the MDC Entities and Mr. McSweeney owned, collectively, 2,112,881 shares of DIMAC Common Stock or approximately 32.6%, of the shares of DIMAC Common Stock outstanding.

    OPTION POOL. Subsequent to the execution of the Merger Agreement, Heritage agreed to reserve shares of Heritage Common Stock for grant under its stock option plan pursuant to an incentive plan for certain executive officers of DIMAC. The options will be granted if DIMAC achieves certain specified levels of EBITDA for the years ending December 31, 1996, 1997 and 1998. If DIMAC achieves the targeted EBITDA level in the applicable year, Heritage will grant 200,000 options to purchase shares of Heritage Common Stock to certain executive officers of DIMAC selected by the DIMAC chief executive officer with the concurrence of the Heritage chief executive officer but excluding the DIMAC chief executive officer as an optionee. If DIMAC achieves less than 100%, but at least 90% of the targeted EBITDA level, Heritage will reduce the number of options granted by a proportionate amount. No options will be granted if DIMAC fails to achieve at least 90% of the targeted EBITDA level. If DIMAC exceeds the targeted EBITDA level, Heritage will increase the number of options granted by a proportionate amount, such that if DIMAC exceeds the targeted level by 10% or more, a total of 400,000 options will be granted in such fiscal year. The options will be granted when the audited financial statement of DIMAC are available for the applicable fiscal year. The options will have an exercise price equal to the closing price for Heritage Common Stock on the date of grant and will vest over a two-year period.

    DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE. DIMAC and Heritage agreed in the Merger Agreement to indemnify after the Effective Time DIMAC's and any of its current subsidiaries' current and former officers and directors for any losses, claims, damages and other liabilities and costs suffered by such persons as a result of claims made against such persons because they were a stockholder, director, officer, employee or agent of DIMAC or its subsidiaries or serving at the request of DIMAC or any of its subsidiaries as a director, officer, employee or agent of another entity to the fullest extent permitted by applicable law; provided, however, that DIMAC and Heritage will have no such indemnity obligation if a court of competent jurisdiction finally and non-appealably determines that such indemnification is prohibited by applicable law. In addition, the Merger Agreement provides that (i) all rights of indemnification existing in favor of the officers and directors of DIMAC and its subsidiaries shall survive the Merger, (ii) for six years after the Effective Time, DIMAC will maintain its directors' and officers' liability insurance for the benefit of its directors and officers or extend Heritages' directors' and officers' liability insurance, if any, to cover the DIMAC officers and directors, provided, that the coverage extended thereby shall be no less advantageous to such officers and directors than the coverage afforded by the DIMAC insurance policies, and (iii) Heritage will not amend or repeal any provisions of the Certificate of Incorporation or Bylaws of DIMAC in any manner which would adversely affect the indemnification or exculpatory provisions contained therein.

EFFECTIVE TIME AND CONSEQUENCES OF THE MERGER

    If approved by the requisite vote of the stockholders of DIMAC and if all other conditions to the consummation of the Merger are satisfied or waived, the Merger will become effective, unless the Merger Agreement is terminated as provided therein, upon the making of certain filings with the Secretary of State of the State of Delaware pursuant to the Delaware General Corporation Law ("DGCL"). At the Effective Time, the Heritage Subsidiary will be merged with and into DIMAC, which will be the surviving corporation in the Merger, and the separate corporate existence and identity of the Heritage Subsidiary will cease. The corporate existence and identity of DIMAC will continue unaffected by the Merger, although it will become a subsidiary of Heritage.

    It is currently contemplated that the Effective Time of the Merger will occur as promptly as practicable after the approval of the Merger by the DIMAC stockholders at the Special Meeting of DIMAC, subject to the conditions described under "Conditions to Merger."

    Upon completion of the Merger, each share of DIMAC Common Stock (other than the Unconverted Shares) will be converted into the right to receive the Merger Consideration; provided, however, the Heritage Subsidiary at its option (which may be elected at any time prior to the Effective Time) may pay up to $7.00 of the Merger Consideration in shares of Heritage Common Stock. If the Heritage Subsidiary elects to pay up to $7.00 of the Merger Consideration in shares of Heritage Common Stock, the number of shares of Heritage Common Stock comprising the stock portion of the Merger Consideration will be equal to the quotient determined by dividing the stock portion of the Merger Consideration by the Heritage Trading Price.

    The directors of the Heritage Subsidiary will be the directors of the surviving corporation after the Effective Time. The officers of DIMAC will be the officers of the surviving corporation after the Effective Time.

EXCHANGE OF CERTIFICATES REPRESENTING DIMAC SHARES

    Instructions with regard to the surrender of DIMAC stock certificates, together with a letter of transmittal to be used for this purpose, will be mailed to the DIMAC stockholders as promptly as practicable after the Effective Time. In order to receive the Merger Consideration, the stockholders of DIMAC will be required to surrender their stock certificates after the Effective Time, together with a duly completed and executed letter of transmittal, to an exchange agent (the "Exchange Agent") selected by Heritage. Promptly after the Effective Time, Heritage will deposit in trust with the Exchange Agent the cash amount of the Merger Consideration and, to the extent applicable, certificates representing the number of whole shares of Heritage Common Stock to which the holders of shares of DIMAC Common Stock (other than the holders of Unconverted Shares) are entitled to receive in the Merger together with cash sufficient to pay for fractional shares. Upon receipt of such stock certificates and letter of transmittal (or, in the case of holders of options under the Directors' Plan, notice of the making of the appropriate election pursuant to the terms of the Merger Agreement), the Exchange Agent will deliver the Merger Consideration to the registered holder or his transferee of the shares of DIMAC Common Stock. No interest will be paid or accrued on the amounts payable upon the surrender of DIMAC stock certificates.

    STOCKHOLDERS OF DIMAC SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES FOR EXCHANGE UNTIL THE INSTRUCTIONS AND LETTER OF TRANSMITTAL ARE RECEIVED.

    If the Merger Consideration is to be delivered to a person other than the person in whose name the certificate for the shares of DIMAC Common Stock surrendered in exchange therefor is registered, it will be a condition of such payment of such Merger Consideration that the stock certificate so surrendered be properly endorsed and otherwise in proper form for transfer, and that the person requesting such payment (i) pay in advance any transfer or other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the DIMAC stock certificate surrendered or (ii) establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

    After the Effective Time, there will be no further transfers on the stock transfer books of DIMAC of the shares of DIMAC Common Stock that were outstanding immediately prior to the Effective Time. If a certificate representing such shares is presented for transfer, subject to compliance with the requisite transmittal procedures, it will be cancelled and exchanged for the Merger Consideration.

    Each certificate representing shares of DIMAC Common Stock immediately prior to the Effective Time (other than the Unconverted Shares) will, at the Effective Time, be deemed for all purposes to represent only the right to receive the Merger Consideration into which the shares of DIMAC Common Stock represented by such certificate were converted in the Merger.

    Until a certificate which formerly represented shares of DIMAC Common Stock is actually surrendered for exchange and received by the Exchange Agent and to the extent shares of Heritage Common Stock are issued in the Merger, the holder thereof will not be entitled to vote or receive any dividends or other distributions with respect to the shares of Heritage Common Stock payable to holders of record after the Effective Time. Subject to applicable law, upon such surrender of DIMAC stock certificates such dividends or other distributions will be remitted (without interest) to the record holder of certificates for the shares of Heritage Common Stock issued in exchange therefor to the extent applicable.

    Any Merger Consideration delivered or made available to the Exchange Agent and not exchanged for DIMAC stock certificates within six months after the Effective Time will be returned by the Exchange Agent to Heritage, which will thereafter act as Exchange Agent. None of Heritage, DIMAC or the Exchange Agent will be liable to a holder of shares of DIMAC Common Stock for any of the Merger Consideration delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

TREATMENT OF OUTSTANDING OPTIONS

    The Merger Agreement provides that all options outstanding at the Effective Time under the DIMAC Plan and the Directors' Plan shall remain outstanding following such time and shall, by virtue of the Merger and without any further action on the part of DIMAC or the holder of any such option, be assumed by Heritage in accordance with their terms and conditions as in effect at the Effective Time (and the terms and conditions of the DIMAC Plan and the option award agreement associated with such option or the Directors' Plan, as the case may be) except that each such option shall be immediately exercisable for that whole number of shares of Heritage Common Stock (rounded to the nearest whole share) equal to the number of shares of DIMAC Common Stock for which such option is currently exercisable multiplied by the Conversion Factor at an exercise price equal to the exercise price per share of DIMAC Common Stock applicable to such option divided by the Conversion Factor. In lieu of such conversion, each holder of options granted under the Directors' Plan may elect to have his options no longer exercisable to purchase shares of DIMAC Common Stock (each such option a "Converted Option") and, thereafter, be entitled, in cancellation and settlement therefor, to receive consideration (the "Converted Option Price") in cash at the Effective Time, in an amount equal to the product of the total number of shares of DIMAC Common Stock and the excess of the Merger Consideration over the exercise price per share of the DIMAC Common Stock subject to such Converted Option. In the event that the Heritage Subsidiary elects to pay a portion of the Merger Consideration in Heritage Common Stock, the Heritage Subsidiary will also pay the same pro rata portion of the Converted Option Price in Heritage Common Stock. If a holder of options granted under the DIMAC Plan wishes to obtain the Merger Consideration in lieu of converting such option pursuant to the terms of the Merger Agreement, such holder must exercise such options for shares of DIMAC Common Stock pursuant to their terms and then surrender such shares of DIMAC Common Stock in exchange for the Merger Consideration in accordance with the terms of the Merger Agreement.

NO FRACTIONAL SHARES

    To the extent the Heritage Subsidiary elects to pay a portion of the Merger Consideration or the Converted Option Consideration with shares of Heritage Common Stock, no fractional shares of Heritage Common Stock will be issued in connection with the Merger. All fractional shares of Heritage Common Stock to which a holder of shares of DIMAC Common Stock immediately prior to the Effective Time or a holder of options granted under the Directors' Plan would otherwise be entitled will be aggregated. If a factional share results from such aggregation, the DIMAC stockholder will be entitled to receive an amount in cash equal to the Heritage Trading Price multiplied by the fraction of a share of Heritage Common Stock which the DIMAC stockholder would otherwise have received. Except for such payment, no DIMAC stockholder will be entitled to any dividends or other distributions or other rights of stockholders with respect to any fractional interest.

CONDITIONS TO THE MERGER

    In addition to customary conditions, the obligations of Heritage, DIMAC and the Heritage Subsidiary to consummate the Merger are subject to the satisfaction or, where permitted, waiver of certain other conditions, including the absence of any preliminary or permanent injunction or other order issued by any court or by any governmental or regulatory agency or authority to prohibit the consummation of the Merger.

    In addition, Heritage's obligation to consummate the Merger is subject to various additional conditions, including the absence of any material adverse change in DIMAC.

    DIMAC's obligation to consummate the Merger is subject to various additional conditions, including (a) approval and adoption of the Merger Agreement by the affirmative vote of a majority of the DIMAC Shares; (b) the authorization for listing on the AMEX of the Heritage Shares to be issued in the Merger and upon the exercise of the DIMAC options; and (c) the absence of any stop order suspending the effectiveness of the Registration Statement or preventing the use thereof or any related prospectus.

AMENDMENT OF THE MERGER AGREEMENT; WAIVER OF CONDITIONS

    The respective Boards of Directors of Heritage, the Heritage Subsidiary and DIMAC may, by written agreement, at any time before or after the approval of the Merger Agreement by the DIMAC stockholders, amend the Merger Agreement, provided that after such stockholder approval no amendment or modification may be made that would materially adversely affect the rights of DIMAC stockholders without the further approval of such stockholders. Each party may, to the extent legally permitted, extend the time for the performance of any of the obligations of any other party to the Merger Agreement, waive any inaccuracies in the representations or warranties of any other party contained in the Merger Agreement, waive compliance or performance by any other party with any covenants, agreements or obligations contained in the Merger Agreement or waive the satisfaction of any condition that is precedent to its performance under the Merger Agreement.

FEES AND EXPENSES

    Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs or expenses, except as provided under "-- Termination Fee."

CERTAIN COVENANTS

    The Merger Agreement provides that DIMAC will not directly or indirectly (i) solicit or initiate discussions with or (ii) enter into any negotiations or agreements with, or furnish any information to, any third party concerning any Acquisition Proposal involving DIMAC; provided, however, that DIMAC may take the actions prohibited by (ii) above if such action is taken by, or upon the authority of, the DIMAC Board of Directors in the exercise of its good faith judgment as to its fiduciary duties to the DIMAC stockholders, which judgment is based upon the advice of independent, outside legal counsel that a failure of the DIMAC Board of Directors to take such action would be likely to constitute a breach of its fiduciary duties to such stockholders. DIMAC has agreed to notify Heritage promptly if DIMAC becomes aware that any inquiries or proposals are received by, any information is requested from or any negotiations or discussions are sought to be negotiated with, DIMAC with respect to an Acquisition Proposal and to deliver to Heritage any written inquiries or proposals received by DIMAC relating to an Acquisition Proposal, except, in each case, to the extent that DIMAC receives advice from independent, outside counsel that providing such information would be likely to result in a breach of the fiduciary duties of the DIMAC Board of Directors to the DIMAC stockholders.

    Each of DIMAC and Heritage agreed (and agreed to cause its subsidiaries), among other things, prior to the consummation of the Merger, unless required in connection with Merger or previously disclosed to the other, (i) to carry on its business in the ordinary and regular course in substantially the same manner as conducted prior to the Merger Agreement and not engage in any new line of business; (ii) not to amend its Certificate or Articles of Incorporation or Bylaws; (iii) not to declare, pay or set aside for payment any dividend or other distribution in respect of its capital stock and not redeem any shares of the capital stock or other securities issued by it; (iv) to advise the other in writing of any event or existence of fact that would make any of its representations and warranties in the Merger Agreement to be untrue in any material respect or would otherwise have a material adverse effect on it; (v) to use its reasonable efforts to perform its obligations under the Merger Agreement and to do all things reasonably necessary under applicable law to obtain all regulatory approvals and to defend any proceeding which questions the validity or legality of the Merger or the other transactions contemplated by the Merger Agreement; and (vi) to promptly give written notice to the other of (A) the occurrence of any event which would be likely to cause any representation or warranty of it contained in the Merger Agreement to be untrue in any material respect or that may result in the failure to satisfy any of the conditions to the parties obligations to consummate the Merger and (B) any failure of it to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement.

    In addition, DIMAC agreed (and agreed to cause its subsidiaries), among other things, prior to the consummation of the Merger, unless required in connection with Merger or previously disclosed to Heritage, (i) not to enter into any material agreement, transaction or activity or make any material commitment except those in the ordinary and regular course of business and not otherwise prohibited under the Merger Agreement; (ii) other than pursuant to the exercise of the options outstanding on the date of the Merger Agreement, not issue, sell or grant options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of any of the capital stock of DIMAC or its subsidiaries or rights or obligations convertible into or exchangeable for any shares of the capital stock of DIMAC or any of its subsidiaries and not alter the terms of any presently outstanding options or the DIMAC Plan or the Directors' Plan (other than certain changes to the Non-Qualified Stock Option Award Agreements under the DIMAC Plan to allow the options granted pursuant to such agreements to vest and become immediately exercisable upon the adoption and approval of the Merger Agreement by the DIMAC stockholders) or make any changes (by split-up, combination, reorganization or otherwise) in the capital structure of DIMAC or any of its subsidiaries; (iii) not acquire or enter into any agreement to acquire, by merger, consolidation or purchase of stock or assets, any business or entity; (iv) not (A) create, incur or assume any debt (including obligations in respect of capital leases which individually involve annual payments in excess of $250,000) or, except in the ordinary course of business under existing lines of credit, create, incur or assume any short-term debt for borrowed money, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person other than its subsidiaries except in the ordinary course of business, (C) make any loans or advances to any other person other than its subsidiaries, except in the ordinary course of business and consistent with past practice, or (D) make any capital contributions to, or investments in, any person other than its subsidiaries except in the ordinary course of business; provided, however, that the aggregate amount of all of the liabilities, obligations, loans, contributions, investments and other actions described in (A) through (D) above that would otherwise be permitted shall not in the aggregate exceed $1,000,000 at the Effective Time;
(v) to confer in good faith and on a regular and frequent basis with one or more representatives of Heritage on operational matters of materiality and the general status of ongoing operations and to allow Heritage's employees and agents to be present at DIMAC's locations to observe the business and operations of DIMAC and its subsidiaries; (vi) not (A) enter into, modify or extend in any manner the terms of any employment, severance or similar agreements with officers and directors, (B) grant any increase in the compensation of officers or directors, whether now or payable after the date of the Merger Agreement, or
(C) grant any increase in the compensation of any other employees except for compensation increases in the ordinary course of business and consistent with past practice (including any increase pursuant to any option, bonus, stock purchase, pension, profit-sharing, deferred compensation, retirement or other plan, arrangement, contract or commitment); (vii) not make or incur (other than in the ordinary course of business or those capital expenditures set forth made pursuant to contracts entered into prior to the date of the Merger Agreement) any individual capital expenditure in excess of $500,000 or capital expenditures in the aggregate in excess of $2,000,000 without the prior approval of Heritage;
(viii) except in instances which would not have a material adverse effect on the business, operations, assets or financial condition of DIMAC, perform all of its material obligations under all material contracts (except those being contested in good faith) and not enter into, assume or amend any material contract or commitment other than contracts to provide services entered into in the ordinary course of business; and (ix) except in instances which would not have a material adverse effect on the business, operations, assets or financial condition of DIMAC, prepare and file all federal, state, local and foreign returns for taxes and other tax reports, filings and amendments thereto required to be filed by it, and allow Heritage, at its request, to review all such returns, reports, filings and amendments.

TERMINATION OF MERGER AGREEMENT

    The Merger Agreement may be terminated and the Merger abandoned, at any time prior to the Effective Time, whether before or after the approval by the DIMAC stockholders, (i) by the mutual consent of Heritage and DIMAC; (ii) by Heritage if there has been a material misrepresentation or breach of warranty in the representations and warranties of DIMAC made in the Merger Agreement or there has been a material failure by DIMAC to comply with its obligations under the Merger Agreement; (iii) by DIMAC if there has been a material misrepresentation or breach of warranty in the representations and warranties of Heritage made in the Merger Agreement or there has been a material failure by Heritage to comply with its obligations under the Merger Agreement; (iv) by either Heritage or DIMAC if all conditions to that party's obligation to consummate the Merger have not been satisfied or waived by March 31, 1996, unless such failure of consummation is due to the failure of the terminating party to perform or observe the covenants, agreements, and conditions of the Merger Agreement to be performed or observed by it; (v) by either Heritage or DIMAC if the consummation of the Merger would violate any nonappealable final order, decree or judgment of any court or governmental body or agency having competent jurisdiction; (vi) by DIMAC if in the exercise of the good faith judgment of its Board of Directors (which judgment is based upon the advice of independent, outside legal counsel) as to its fiduciary duties to its stockholders such termination is required by reason of an Acquisition Proposal or, if the DIMAC Board of Directors of DIMAC withdraws or materially modifies or changes its recommendation to its stockholders to approve the Merger Agreement and the Merger if there exists at such time an Acquisition Proposal for DIMAC and such change in recommendation is based upon the advice of independent, outside legal counsel; or (vii) by Heritage if the DIMAC Board of Directors withdraws or materially modifies or changes its recommendation to the stockholders of DIMAC to approve the Merger Agreement and the Merger if there exists at such time an Acquisition Proposal.

    If Heritage or DIMAC terminates the Merger Agreement as provided above, there will be no liability on the part of any party or its officers, directors or stockholders, except as described in "Termination Fee" below.

TERMINATION FEE

    If (a) DIMAC terminates the Merger Agreement because its Board of Directors, in the exercise of its good faith judgment (which judgment is based upon advice of independent, outside legal counsel) as to its fiduciary duties to its stockholders determines such termination is required by reason of an Acquisition Proposal or, if the DIMAC Board of Directors withdraws or materially modifies or changes its recommendation to its stockholders to approve the Merger Agreement and the Merger if there exists at such time an Acquisition Proposal for DIMAC and such change in recommendation is based upon the advice of independent, outside legal counsel; (b) the Merger Agreement is terminated by Heritage because the DIMAC Board of Directors withdraws or materially modifies or changes its recommendation to the stockholders of DIMAC to approve the Merger Agreement and the Merger if there exists at such time an Acquisition Proposal; or (c) on or before March 31, 1996 and while the Merger Agreement remains in effect, DIMAC enters into a definitive agreement with respect to an Acquisition Proposal with any corporation, partnership, person or other entity or group (other than Heritage or any affiliate of Heritage), and such transaction (including any revised transaction based upon the Acquisition Proposal) is thereafter consummated (whether before or after March 31, 1996), then DIMAC shall pay to Heritage a fee equal to the sum of (i) up to $1.0 million of documented fees, costs and expenses, including legal and accounting fees and fees payable to Heritage's financial advisors, incurred by Heritage in connection with the transactions contemplated by the Merger Agreement and (ii) $4.0 million. The amount in clause (ii) shall be payable only upon completion of the transaction implementing the Acquisition Proposal.

REPRESENTATIONS AND WARRANTIES

    The Merger Agreement contains various representations and warranties relating to, among other things: (a) the due organization, power and standing of DIMAC and Heritage and similar corporate matters; (b) the authorization, execution, delivery and enforceability of the Merger Agreement; (c) the capital structure of DIMAC and Heritage; (d) subsidiaries of DIMAC; (e) conflicts under charters or bylaws and violations of any instruments or law and required consents or approvals; (f) certain documents filed by each of DIMAC and Heritage with the Commission and the accuracy of information contained therein;
(g) conduct of business in the ordinary course and the absence of certain changes or material adverse effects; (h) brokers' and finders' fees with respect to the Merger; and (i) with respect to DIMAC, taxes, no undisclosed material liabilities, material contracts, litigation, employee benefit plans, employee relations and intellectual property.

CERTAIN REGULATORY MATTERS

    Consummation of the Merger is conditioned upon receipt by Heritage and DIMAC of such regulatory and other approvals as are required under applicable law, including certain approvals from the Commission. Other than these approvals and the matters described below, Heritage and DIMAC know of no such regulatory or other approvals required by law.

    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), certain acquisition transactions, including the proposed Merger, may not be consummated unless certain information has been furnished to the Federal Trade Commission (the "FTC") and the Antitrust Division of the Justice Department (the "Antitrust Division") and certain waiting period requirements have expired or been terminated. In accordance with the HSR Act, Heritage and DIMAC each filed Notification and Report Forms and certain supplementary materials with the Antitrust Division and the FTC for review in connection with the proposed Merger. The FTC granted early termination of the waiting period under the HSR Act on November 14, 1995.

POTENTIAL RESALES OF SHARES RECEIVED IN THE MERGER
    The shares of Heritage Common Stock to be issued to DIMAC stockholders in connection with the Merger will be freely transferable under the Securities Act, except for shares issued to any person who, at the time of the Special Meeting, may be deemed to be an "affiliate" of DIMAC within the meaning of Rule 145 under the Securities Act. In general, affiliates of DIMAC include any person or entity who controls, is controlled by or is under common control with DIMAC. Rule 145, among other things, imposes certain restrictions upon the resale of securities received by affiliates in connection with certain reclassifications, mergers, consolidations or asset transfers. The shares of Heritage Common Stock received by affiliates of DIMAC in the Merger will be subject to the applicable resale limitations of Rule 145; however, Heritage has agreed to maintain the effectiveness of the Registration Statement to allow for resales by DIMAC affiliates without the restrictions of Rule 145 being applicable.

AMEX LISTING

    The Heritage Common Stock is listed on AMEX. Heritage has agreed to use its reasonable best efforts to cause the shares of Heritage Common Stock to be issued in the Merger to be listed on AMEX at the Effective Time. A condition to DIMAC's obligation to close is that prior to the Effective Time any shares of Heritage Common Stock, to the extent applicable, to be issued in the Merger will be approved for listing on AMEX.

ACCOUNTING TREATMENT

    The Merger will be accounted for by Heritage as a purchase for financial reporting purposes. The pro forma financial statements reflecting the Merger are set forth herein under "Pro Forma Financial Information."

FINANCING OF THE MERGER

    Heritage will require financing of approximately $195 million to fund the purchase price of the outstanding shares of DIMAC Common Stock and related transaction expenses and approximately $70 million to refinance DIMAC's indebtedness and provide an acquisition credit facility for DIMAC. Heritage has filed with the Commission a shelf-registration statement on Form S-3 and expects to complete an underwritten public offering of subordinated debt of Heritage prior to the Effective Time. In addition, Heritage anticipates entering into a $175 million bank credit agreement to be guaranteed by DIMAC. Under the Merger Agreement, Heritage has the option to fund approximately $47 million of the DIMAC purchase price by issuing the shares of Heritage Common Stock as part of the Merger Consideration.

CONFIDENTIALITY AGREEMENT; STANDSTILL

    Upon commencement of discussions regarding a possible transaction, DIMAC and Heritage entered into the Confidentiality Agreement which, among other things, contained standstill provisions prohibiting Heritage or its affiliates or representatives from acquiring any DIMAC Common Stock. In connection with the execution of the Merger Agreement, DIMAC and Heritage entered into an amendment to the Confidentiality Agreement, dated October 23, 1995, which allows Heritage, its affiliates and representatives to purchase up to an aggregate of 10.0% of the issued and outstanding DIMAC Common Stock, subject to the restrictions of applicable law.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    THE FOLLOWING IS A GENERAL SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES TO A HOLDER OF SHARES OF DIMAC COMMON STOCK WHO IS A CITIZEN OR RESIDENT OF THE UNITED STATES OR A CORPORATION CREATED OR ORGANIZED IN OR UNDER THE LAWS OF THE UNITED STATES OR ANY POLITICAL SUBDIVISION THEREOF OR THEREIN, OR AN ESTATE OR TRUST THE INCOME OF WHICH IS SUBJECT TO UNITED STATES FEDERAL INCOME TAXATION REGARDLESS OF ITS SOURCE (A "U.S. HOLDER") AND IS NOT INTENDED TO CONSTITUTE ADVICE REGARDING THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO ANY SUCH HOLDER. THIS SUMMARY DOES NOT DISCUSS TAX CONSEQUENCES UNDER THE LAWS OF STATES OR LOCAL GOVERNMENTS OR OF ANY OTHER JURISDICTION OR TAX CONSEQUENCES TO CATEGORIES OF STOCKHOLDERS THAT MAY BE SUBJECT TO SPECIAL RULES, SUCH AS FOREIGN PERSONS, TAX-EXEMPT ENTITIES, INSURANCE COMPANIES, FINANCIAL INSTITUTIONS AND DEALERS IN STOCKS AND SECURITIES, TO U.S. HOLDERS THAT HOLDS SHARES OF DIMAC COMMON STOCK AS PART OF A POSITION IN A "STRADDLE" OR AS PART OF A "HEDGING" OR "CONVERSION" TRANSACTION FOR U.S. FEDERAL INCOME TAX PURPOSES OR TO HOLDERS WITH A "FUNCTIONAL CURRENCY" OTHER THAN THE UNITED STATES DOLLAR. IN ADDITION, THIS SUMMARY APPLIES ONLY TO SHARES OF DIMAC COMMON STOCK HELD AS CAPITAL ASSETS. THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE TO A HOLDER WHO ACQUIRED HIS SHARES OF DIMAC COMMON STOCK PURSUANT TO THE EXERCISE OF STOCK OPTIONS OR OTHERWISE AS COMPENSATION. EACH HOLDER OF SHARES OF DIMAC COMMON STOCK IS URGED TO OBTAIN, AND SHOULD RELY UPON, HIS OWN TAX ADVICE.

    The following summary is based on the Internal Revenue Code of 1986, as amended, United States Treasury Regulations and administrative and judicial interpretations as of the date hereof, all of which are subject to change (which change may be retroactive). A U.S. Holder who exchanges the shares of DIMAC
Common Stock for cash and shares of Heritage Common Stock, if applicable, pursuant to the Merger or exercises appraisal rights will recognize gain or loss equal to the difference between (A) the sum of (i) the cash received and (ii) the fair market value, at the Effective Time, of any shares of Heritage Common Stock received in exchange for such shares of DIMAC Common Stock in the Merger or pursuant to the exercise of appraisal rights and (B) such holder's adjusted tax basis in the DIMAC Shares exchanged. A U.S. Holder's initial tax basis for the shares of Heritage Common Stock, if applicable, received in the Merger will be equal to its fair market value on the date of the Merger. Gain or loss recognized will be treated as a long-term capital gain or loss if the shares of DIMAC Common Stock are held as capital assets and if the shares of DIMAC Common Stock exchanged have a holding period of more than one year.

    Generally, United States backup withholding tax and information reporting requirements will apply to payments with respect to the Merger to non-corporate holders of DIMAC Common Stock (other than "exempt recipients," including corporations, non-U.S. Holders that provides an appropriate certification and certain other persons). The payor will be required to withhold 31% of any such payment if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding tax requirements. The backup withholding tax and information reporting rules currently are subject to Proposed United States Treasury Regulations and are under review by the United States Treasury Department and, accordingly, their application to the Merger could be changed.

                  APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS

    Holders of shares of DIMAC Common Stock are entitled to appraisal rights under Section 262 of the DGCL ("Section 262"). Section 262 is reprinted in its entirety as Appendix C to this Joint Proxy Statement/Prospectus. All references in Section 262 and in this summary to a "stockholder" are to the record holder of the shares of DIMAC Common Stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of DIMAC Common Stock that are held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect whatever appraisal rights the beneficial owner may have.

    The following discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Appendix C. THIS DISCUSSION AND APPENDIX C SHOULD BE REVIEWED CAREFULLY BY ANY HOLDER WHO WISHES TO EXERCISE STATUTORY APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO BECAUSE FAILURE STRICTLY TO COMPLY WITH THE PROCEDURES SET FORTH HEREIN AND THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

    Each stockholder electing to demand the appraisal of his shares shall deliver to DIMAC, before the taking of the vote on the Merger at the Special Meeting, a written demand for appraisal of his shares of DIMAC Common Stock. The demand must reasonably inform DIMAC of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares of DIMAC Common Stock. This written demand for appraisal of the shares of DIMAC Common Stock must be in addition to and separate from any proxy or vote against the Merger. Voting against, abstaining from voting or failing to vote on the Merger will not constitute a demand for appraisal within the meaning of Section 262. Any stockholder electing to demand his appraisal rights will not be granted appraisal rights under Section 262 if such stockholder has either voted in favor of the Merger or consented thereto in writing (including by granting the proxy solicited by this Joint Proxy Statement/Prospectus or by returning a signed proxy without specifying a vote against the Merger or a direction to abstain from such vote). Additionally, appraisal rights will not be granted under
Section 262 if the stockholder does not continuously hold through the Effective Time his shares of DIMAC Common Stock with respect to which he demands appraisal.

    A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the certificate or certificates representing shares of DIMAC Common Stock. If the shares of DIMAC Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If the shares of DIMAC Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner.

    A record owner, such as a broker, who holds shares of DIMAC Common Stock as a nominee for others, may exercise appraisal rights with respect to the shares of DIMAC Common Stock held for all or less than all beneficial owners of shares of DIMAC Common Stock as to which such person is the record owner. In such case the written demand must set forth the number of shares of DIMAC Common Stock covered by such demand. Where the number of shares of DIMAC Common Stock is not expressly stated, the demand will be presumed to cover all shares of DIMAC Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of the Special Meeting.

    A stockholder who elects to exercise appraisal rights must mail or deliver his or her written demand to the Secretary of DIMAC at One Corporate Woods Drive, Bridgeton, Missouri 63044. The written demand for appraisal must specify the stockholder's name and mailing address, the number of shares of DIMAC Common Stock owned, and that the stockholder is thereby demanding appraisal of his or her shares of DIMAC Common Stock. Within ten days after the Effective Time, DIMAC must provide notice to all stockholders who have complied with Section 262 and have not voted for or consented to adoption of the Merger Agreement.

    Within 120 days after the Effective Time, either DIMAC or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court of Chancery (the "Delaware Chancery Court") demanding a determination of the value of the shares of DIMAC Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Chancery Court will determine which stockholders are entitled to appraisal rights and will appraise the shares of DIMAC Common Stock owned by such stockholders, determining the fair value of such shares of DIMAC Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining such fair value, the Delaware Chancery Court is to take into account all relevant factors.

    Stockholders considering seeking appraisal should have in mind that the "fair value" of their shares of DIMAC Common Stock determined under Section 262 could be more than, the same as or less than the Merger Consideration to be received by DIMAC stockholders in the Merger, and that opinions of investment banking firms as to fairness, from a financial point of view, are not opinions as to fair value under Section 262. The cost of the appraisal proceeding may be determined by the Delaware Chancery Court and taxed against the parties as the Delaware Chancery Court deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Chancery Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares of DIMAC Common Stock entitled to appraisal.

    Any stockholder who has duly demanded appraisal in compliance with Section 262 will not, from and after the Effective Time, be entitled to vote for any purpose the shares of DIMAC Common Stock subject to such demand or to receive payment of dividends or other distributions on such shares of DIMAC Common Stock, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Time.

    At any time within 60 days after the Effective Time, any stockholder shall have the right to withdraw his or her demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw his or her demand for appraisal only with the consent of DIMAC. If no petition for appraisal is filed with the Delaware Chancery Court within 120 days after the Effective Time, stockholders' rights to appraisal shall cease, and all holders of shares of DIMAC Common Stock shall be entitled to receive the Merger Consideration as provided for in the Merger Agreement. Inasmuch as DIMAC has no obligation to file such a petition, and has no present intention to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Chancery Court demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Chancery Court, and such approval may be conditioned upon such terms as the Delaware Chancery Court deems just.

                        PRO FORMA FINANCIAL INFORMATION

    The following unaudited pro forma condensed combined financial information consists of an unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 1995 and the related unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 1994 and the nine months ended September 30, 1995 (collectively, the "Pro Forma Statements"). The Pro Forma Statements reflect adjustments to the historical consolidated financial statements of Heritage and DIMAC to give effect to certain transactions which have either occurred or (in the case of the pending disposition of television station KEVN by Heritage) are probable to occur. The Pro Forma Statements have been further adjusted to give effect to the Merger, the issuance of $150 million of the Notes and the new DIMAC credit agreement under two possible scenarios -- (a) assuming the Merger is consummated entirely for cash and (b) assuming the Merger is consummated for a combination of cash and Heritage common stock -- both as discussed in more detail in the notes to the Pro Forma Statements. The Pro Forma Condensed Combined Balance Sheet has been prepared assuming the Merger, issuance of the Notes and the new DIMAC credit agreement occurred at September 30, 1995, and the Pro Forma Condensed Combined Statements of Operations have been prepared assuming the Merger, issuance of the Notes and the new DIMAC credit agreement occurred on January 1, 1994. The unaudited Pro Forma Condensed Combined Statements of Operations do not include extraordinary losses of $3,157,000 and $2,379,000 recognized by DIMAC during the year ended December 31, 1994 and the nine months ended September 30, 1995, respectively, resulting from the retirement of certain indebtedness, nor do they include an extraordinary loss of approximately $2 million to be recognized upon retirement of DIMAC's existing credit facility.

    The Merger will be accounted for as a purchase. The purchase price has been allocated in the Pro Forma Statements to the assets to be acquired and the liabilities to be assumed on a preliminary basis based on management's estimates of their fair values. The allocation of the purchase price is subject to change based on the completion of an independent appraisal.

    The Pro Forma Statements and accompanying notes should be read in conjunction with the consolidated financial statements and related notes of Heritage, DIMAC and the financial statements of other companies acquired by DIMAC incorporated by reference in the Joint Proxy Statement/ Prospectus. The Pro Forma Statements do not purport to present what Heritage's results of operations or financial position actually would have been had such transactions or events occurred on the dates indicated, or to project Heritage's results of operations or financial position for any future period or at any future date. The pro forma adjustments are based upon available information and certain adjustments that management believes are reasonable. In the opinion of management, all adjustments have been made that are necessary to present fairly the Pro Forma Statements.

                  HERITAGE MEDIA CORPORATION AND SUBSIDIARIES
              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                               SEPTEMBER 30, 1995
                                 (IN THOUSANDS)

                                                   PRO FORMA                                  PRO FORMA
                                                ADJUSTMENTS FOR                            ADJUSTMENTS FOR
                                    HERITAGE    OTHER HERITAGE   HERITAGE AS     DIMAC       OTHER DIMAC     DIMAC AS
ASSETS                             HISTORICAL   TRANSACTIONS(A)   ADJUSTED    HISTORICAL   TRANSACTIONS(B)   ADJUSTED
---------------------------------  -----------  ---------------  -----------  -----------  ---------------  -----------
Cash and cash equivalents........   $   1,788      $     (23)     $   1,765    $  --          $      66      $      66
Short-term investments...........       4,750                         4,750       --                            --
Trade receivables, net...........      66,308           (472)        65,836       26,552          3,391         29,943
Inventory........................       6,201                         6,201        8,737                         8,737
Prepaid expenses and other.......       6,372            (66)         6,306        1,397             72          1,469
Deferred income taxes............       5,385                         5,385          166                           166
                                   -----------  ---------------  -----------  -----------  ---------------  -----------
  Total current assets...........      90,804           (561)        90,243       36,852          3,529         40,381
Property and equipment, net......      58,374         (1,987)        56,387       19,276          1,500         20,776
Goodwill and other intangibles,
 net.............................     392,046         (5,202)       386,844       25,232         13,227         38,459
Other assets.....................       9,919            (75)         9,844                                     --
                                   -----------  ---------------  -----------  -----------  ---------------  -----------
                                    $ 551,143      $  (7,825)     $ 543,318    $  81,360      $  18,256      $  99,616
                                   -----------  ---------------  -----------  -----------  ---------------  -----------
                                   -----------  ---------------  -----------  -----------  ---------------  -----------
LIABILITIES AND EQUITY
---------------------------------
Current portion of long-term
 debt............................   $   3,278      $     (35)     $   3,243    $   6,856      $       3      $   6,859
Accounts payable and accrued
 expenses........................      56,011           (171)        55,840       14,268          1,561         15,829
Other current liabilities........      28,523            (54)        28,469       10,589            690         11,279
                                   -----------  ---------------  -----------  -----------  ---------------  -----------
  Total current liabilities......      87,812           (260)        87,552       31,713          2,254         33,967
Long-term debt, less current
 portion.........................     347,102        (14,048)       333,054       44,606         16,002         60,608
Other long-term liabilities......       2,503            (29)         2,474        2,230                         2,230
Deferred income taxes............       5,001                         5,001       --                            --
Stockholders' equity.............     108,725          6,512        115,237        2,811                         2,811
                                   -----------  ---------------  -----------  -----------  ---------------  -----------
                                    $ 551,143      $  (7,825)     $ 543,318    $  81,360      $  18,256      $  99,616
                                   -----------  ---------------  -----------  -----------  ---------------  -----------
                                   -----------  ---------------  -----------  -----------  ---------------  -----------

                                      PRO FORMA                      PRO FORMA
                                   ADJUSTMENTS FOR                ADJUSTMENTS FOR   PRO FORMA
                                   MERGER AND DEBT    PRO FORMA   OPTIONAL STOCK   COMBINED AS
ASSETS                                 OFFERING       COMBINED     CONSIDERATION     ADJUSTED
---------------------------------  ----------------  -----------  ---------------  ------------
Cash and cash equivalents........   $   146,413(c)    $   1,831      $              $    1,831
                                          3,669(d)
                                       (150,082)(f)
Short-term investments...........                         4,750                          4,750
Trade receivables, net...........                        95,779                         95,779
Inventory........................                        14,938                         14,938
Prepaid expenses and other.......                         7,775                          7,775
Deferred income taxes............                         5,551                          5,551
                                   ----------------  -----------  ---------------  ------------
  Total current assets...........         --            130,624         --             130,624
Property and equipment, net......                        77,163                         77,163
Goodwill and other intangibles,
 net.............................       195,423(f)      631,226                        631,226
                                         10,500(h)
Other assets.....................         3,587(c)       15,062                         15,062
                                          1,631(g)
                                   ----------------  -----------  ---------------  ------------
                                    $   211,141       $ 854,075      $  --          $  854,075
                                   ----------------  -----------  ---------------  ------------
                                   ----------------  -----------  ---------------  ------------
LIABILITIES AND EQUITY
---------------------------------
Current portion of long-term
 debt............................   $    (6,250)(e)   $   3,852      $              $    3,852
Accounts payable and accrued
 expenses........................         4,500(f)       76,169                         76,169
Other current liabilities........                        39,748                         39,748
                                   ----------------  -----------  ---------------  ------------
  Total current liabilities......        (1,750)        119,769         --             119,769
Long-term debt, less current
 portion.........................       150,000(c)      596,199        (47,535)(i)     548,664
                                          6,250(e)
                                         44,656(f)
                                          1,631(g)
Other long-term liabilities......                         4,704                          4,704
Deferred income taxes............        10,500(h)       15,501                         15,501
Stockholders' equity.............         3,669(d)      117,902         47,535(i)      165,437
                                          2,665(f)
                                         (6,480)(f)
                                   ----------------  -----------  ---------------  ------------
                                    $   211,141       $ 854,075      $  --          $  854,075
                                   ----------------  -----------  ---------------  ------------
                                   ----------------  -----------  ---------------  ------------

                See accompanying notes to Pro Forma Statements.

                  HERITAGE MEDIA CORPORATION AND SUBSIDIARIES
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1994
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  PRO FORMA                                    PRO FORMA
                                               ADJUSTMENTS FOR                              ADJUSTMENTS FOR
                                  HERITAGE     OTHER HERITAGE    HERITAGE AS     DIMAC        OTHER DIMAC      DIMAC AS
                                 HISTORICAL   TRANSACTIONS (A)    ADJUSTED    HISTORICAL   TRANSACTIONS (B)    ADJUSTED
                                 -----------  -----------------  -----------  -----------  -----------------  -----------
Net revenues...................   $ 317,628       $  64,859       $ 382,487    $ 100,012       $  46,995       $ 147,007
                                 -----------       --------      -----------  -----------       --------      -----------
Cost of services...............     150,970          53,323         204,293       65,430          28,670          94,100
Selling, general and
 administrative................      76,600          11,392          87,992       20,629          11,844          32,473
Depreciation...................      14,676             (87)         14,589        2,155           1,413           3,568
Amortization...................      12,622           1,277          13,899          744             938           1,682
Other..........................       4,922                           4,922          135              42             177
                                 -----------       --------      -----------  -----------       --------      -----------
    Total operating
     expenses..................     259,790          65,905         325,695       89,093          42,907         132,000
                                 -----------       --------      -----------  -----------       --------      -----------
    Operating income...........      57,838          (1,046)         56,792       10,919           4,088          15,007
                                 -----------       --------      -----------  -----------       --------      -----------
Interest expense, net..........     (30,373)         (3,503)        (33,876)      (6,069)           (577)         (6,646)
Other expense, net.............      (2,424)          1,439            (985)      --                              --
                                 -----------       --------      -----------  -----------       --------      -----------
    Income before income
     taxes.....................      25,041          (3,110)         21,931        4,850           3,511           8,361
Income taxes...................       2,742                           2,742        1,865           1,370           3,235
                                 -----------       --------      -----------  -----------       --------      -----------
    Income (loss) before
     extraordinary item........      22,299          (3,110)         19,189    $   2,985       $   2,141       $   5,126
                                                                              -----------       --------      -----------
                                                                              -----------       --------      -----------
Dividends and accretion........     (19,651)         19,651          --
                                 -----------       --------      -----------
Income applicable to common
 stock before extraordinary
 item..........................   $   2,648       $  16,541       $  19,189
                                 -----------       --------      -----------
                                 -----------       --------      -----------
Income per share before
 extraordinary item............   $    0.15                       $    1.10    $    0.64                       $    0.79
                                 -----------                     -----------  -----------                     -----------
                                 -----------                     -----------  -----------                     -----------
Weighted average shares
 outstanding...................      17,381              94          17,475
                                 -----------       --------      -----------
                                 -----------       --------      -----------

                                    PRO FORMA                      PRO FORMA
                                 ADJUSTMENTS FOR                ADJUSTMENTS FOR    PRO FORMA
                                 MERGER AND DEBT    PRO FORMA    OPTIONAL STOCK   COMBINED AS
                                     OFFERING       COMBINED     CONSIDERATION      ADJUSTED
                                 ----------------  -----------  ----------------  ------------
Net revenues...................    $                $ 529,494     $                $  529,494
                                 ----------------  -----------     --------       ------------
Cost of services...............                       298,393                         298,393
Selling, general and
 administrative................         (346)(j)      120,119                         120,119
Depreciation...................                        18,157                          18,157
Amortization...................        7,390(k)        22,971                          22,971
Other..........................                         5,099                           5,099
                                 ----------------  -----------     --------       ------------
    Total operating
     expenses..................        7,044          464,739          --             464,739
                                 ----------------  -----------     --------       ------------
    Operating income...........       (7,044)          64,755          --              64,755
                                 ----------------  -----------     --------       ------------
Interest expense, net..........      (15,775)(l)      (56,297)        3,327(n)        (52,970)
Other expense, net.............                          (985)                           (985)
                                 ----------------  -----------     --------       ------------
    Income before income
     taxes.....................      (22,819)           7,473         3,327            10,800
Income taxes...................       (2,701)(m)        3,276                           3,276
                                 ----------------  -----------     --------       ------------
    Income (loss) before
     extraordinary item........    $ (20,118)           4,197     $   3,327        $    7,524
                                 ----------------                  --------
                                 ----------------                  --------
Dividends and accretion........                        --                              --
                                                   -----------                    ------------
Income applicable to common
 stock before extraordinary
 item..........................                     $   4,197                      $    7,524
                                                   -----------                    ------------
                                                   -----------                    ------------
Income per share before
 extraordinary item............                     $     .24                      $      .39
                                                   -----------                    ------------
                                                   -----------                    ------------
Weighted average shares
 outstanding...................                        17,475         1,761(n)         19,236
                                                   -----------     --------       ------------
                                                   -----------     --------       ------------

                See accompanying notes to Pro Forma Statements.

                  HERITAGE MEDIA CORPORATION AND SUBSIDIARIES
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  PRO FORMA                                  PRO FORMA
                                               ADJUSTMENTS FOR                            ADJUSTMENTS FOR
                                   HERITAGE    OTHER HERITAGE   HERITAGE AS     DIMAC       OTHER DIMAC     DIMAC AS
                                  HISTORICAL   TRANSACTIONS(A)   ADJUSTED    HISTORICAL   TRANSACTIONS(B)   ADJUSTED
                                  -----------  ---------------  -----------  -----------  ---------------  -----------
Net revenues....................   $ 299,065      $  (1,574)     $ 297,491    $  89,030      $  27,209      $ 116,239
                                  -----------       -------     -----------  -----------  ---------------  -----------
Cost of services................     170,995           (316)       170,679       55,865         17,133         72,998
Selling, general and
 administrative.................      59,391            (16)        59,375       18,202          6,845         25,047
Depreciation....................      11,081           (214)        10,867        2,056            286          2,342
Amortization....................      10,125            289         10,414          956            490          1,446
Other...........................      --                            --               73                            73
                                  -----------       -------     -----------  -----------  ---------------  -----------
    Total operating expenses....     251,592           (257)       251,335       77,152         24,754        101,906
                                  -----------       -------     -----------  -----------  ---------------  -----------
    Operating income............      47,473         (1,317)        46,156       11,878          2,455         14,333
                                  -----------       -------     -----------  -----------  ---------------  -----------
Interest expense, net...........     (26,190)           262        (25,928)      (3,574)        (1,365)        (4,939)
Other expense, net..............         (77)                          (77)                                    --
                                  -----------       -------     -----------  -----------  ---------------  -----------
    Income (loss) before income
     taxes......................      21,206         (1,055)        20,151        8,304          1,090          9,394
Income taxes....................       5,602                         5,602        3,187            433          3,620
                                  -----------       -------     -----------  -----------  ---------------  -----------
    Income (loss) before
     extraordinary item.........   $  15,604      $  (1,055)     $  14,549    $   5,117      $     657      $   5,774
                                  -----------       -------     -----------  -----------  ---------------  -----------
                                  -----------       -------     -----------  -----------  ---------------  -----------
Income per share before
 extraordinary item.............   $    0.88                     $    0.82    $    0.77                     $    0.87
                                  -----------                   -----------  -----------                   -----------
                                  -----------                   -----------  -----------                   -----------
Weighted average shares
 outstanding....................      17,666                        17,666
                                  -----------                   -----------
                                  -----------                   -----------

                                     PRO FORMA                      PRO FORMA
                                  ADJUSTMENTS FOR                ADJUSTMENTS FOR    PRO FORMA
                                  MERGER AND DEBT    PRO FORMA    OPTIONAL STOCK   COMBINED AS
                                      OFFERING       COMBINED     CONSIDERATION      ADJUSTED
                                  ----------------  -----------  ----------------  ------------
Net revenues....................    $                $ 413,730     $                $  413,730
                                     --------       -----------      -------       ------------
Cost of services................                       243,677                         243,677
Selling, general and
 administrative.................         (460)(j)       83,962                          83,962
Depreciation....................                        13,209                          13,209
Amortization....................        5,358(k)        17,218                          17,218
Other...........................                            73                              73
                                     --------       -----------      -------       ------------
    Total operating expenses....        4,898          358,139          --             358,139
                                     --------       -----------      -------       ------------
    Operating income............       (4,898)          55,591          --              55,591
                                     --------       -----------      -------       ------------
Interest expense, net...........      (13,583)(l)      (44,450)        3,209(n)        (41,241)
Other expense, net..............                           (77)                            (77)
                                     --------       -----------      -------       ------------
    Income (loss) before income
     taxes......................      (18,481)          11,064         3,209            14,273
Income taxes....................         (885)(m)        8,337         2,288(n)         10,625
                                     --------       -----------      -------       ------------
    Income (loss) before
     extraordinary item.........    $ (17,596)       $   2,727     $     921        $    3,648
                                     --------       -----------      -------       ------------
                                     --------       -----------      -------       ------------
Income per share before
 extraordinary item.............                     $    0.15                      $     0.19
                                                    -----------                    ------------
                                                    -----------                    ------------
Weighted average shares
 outstanding....................                        17,666         1,761(n)         19,427
                                                    -----------      -------       ------------
                                                    -----------      -------       ------------

                See accompanying notes to Pro Forma Statements.

                         NOTES TO PRO FORMA STATEMENTS

(a) Balance sheet adjustments for other Heritage transactions give effect to the sale of television station KEVN in Rapid City, South Dakota for $14 million, which sale is expected to be consummated in December 1995 and result in approximately a $6.5 million gain (the "KEVN sale"), as if such sale had occurred on September 30, 1995. Statement of Operations adjustments for other Heritage transactions give effect to (i) the KEVN sale (exclusive of the $6.5 million gain); (ii) the retirement of preferred stock in February 1994 in exchange for Class A and Class C common stock; (iii) the retirement of settlement rights in July 1994 for $39 million; (iv) the purchase of radio station KIHT in St. Louis, Missouri for $7.7 million in March 1994;
    (v) the sale of television station KDLT in Sioux Falls, South Dakota for $4 million in October 1994; (vi) the purchase of Strategium Media, Inc. for $17.8 million in October 1994; (vii) the purchase of Powerforce Services, Inc. for $7.3 million (including additional payments of $1 million to be made in early 1996) in January 1995; (viii) the purchase of radio station KXYQ in Portland, Oregon for $7.3 million in June 1995; and (ix) the purchase of radio station KKCJ in Kansas City, Missouri for $7.6 million in July 1995, as if each of such transactions had occurred on January 1, 1994. The sale proceeds or fundings relating to these transactions are assumed to be applied to amounts outstanding under Heritage's credit agreement at Heritage's weighted average interest rates of 7% and 9% for the year ended December 31, 1994 and the nine months ended September 30, 1995, respectively.

(b) Balance sheet adjustments for other DIMAC transactions give effect to the purchase of T.R. McClure and Company, Inc. and related companies for $16 million (the "McClure purchase") in October 1995 as if such purchase occurred on September 30, 1995. Statement of Operations adjustments give effect to (i) the purchase of The Direct Marketing Group, Inc. for $9.2 million in May 1994; (ii) the initial public offering of DIMAC Common Stock in August 1994 and the use of proceeds generated therefrom to retire $25 million of DIMAC's senior notes; (iii) the purchase of Palm Coast Data, Ltd. for $13.2 million in May 1995; and (iv) the McClure purchase, as if each of such transactions had occurred on January 1, 1994. Fundings for these transactions are assumed to be applied to amounts outstanding under DIMAC's credit agreement at DIMAC's weighted average interest rate of 8.6% for the year ended December 31, 1994 and the nine months ended September 30, 1995, respectively.

(c) Reflects the issuance of $150 million of Notes at an interest rate of 9.25%, net of estimated financing costs.

(d) Reflects the exercise of options by DIMAC management to purchase 299,250 shares of DIMAC common stock at various exercise prices and the resultant receipt of cash. Management believes that these optionholders will exercise such options prior to consummation of the Merger.

(e) Reflects the reclassification of the current portion of DIMAC's credit agreement to long-term as the new DIMAC credit agreement will not require principal payments until 1997.

(f) Reflects the consummation of the Merger for total consideration of $194.7 million of cash, including estimated acquisition costs of $4.6 million, and options to purchase Heritage Common Stock with a fair market value of $2.7 million, assuming a fair value of $27 per share for the Heritage Common Stock. The purchase price has been allocated on a preliminary basis to assets acquired and liabilities assumed based on their estimated fair values. Book values of DIMAC's working capital accounts, property and equipment and long-term debt are assumed to approximate their fair value. The fair value of identifiable intangible assets, such as customer lists and noncompete agreements, is estimated to be $30 million and will be amortized over an estimated weighted average life of 8 years. The excess of purchase price over identifiable net assets will be amortized over an estimated life of 40 years.

(g) Reflects capitalization of financing costs relating to DIMAC's new credit agreement.

(h) Reflects the recognition of deferred income taxes at an estimated effective rate of 35% on the excess of book value over tax bases relating to the DIMAC net assets to be acquired.

(i) Adjusts pro forma amounts previously recorded to reflect the payment of $7 of the Merger Consideration in shares of Heritage Common Stock.

(j) Reflects the elimination of certain corporate expenses of DIMAC which will not be incurred by the combined entities. Such expenses include directors and officers insurance, management fees and certain public company expenses.

(k) Reflects incremental amortization of intangible assets acquired in the Merger.

(l) Reflects incremental interest and amortization of deferred finance costs relating to the $150 million of Notes at 9.25% and DIMAC's new credit agreement, assuming weighted average interest rates of 7% and 9% on borrowings under such credit agreement for the year ended December 31, 1994 and the nine months ended September 30, 1995, respectively.

(m) Reflects the incremental adjustment necessary to present income tax expense of the combined entities, assuming the other transactions of Heritage and DIMAC, the Merger and the issuance of the Notes occurred on January 1, 1994. Deferred tax assets have been recognized to the extent that they offset deferred tax liabilities that will reverse in the carryforward period. For the year ended December 31, 1994, pro forma federal tax was offset by previously unrecognized deferred tax assets of $5.2 million ($6.3 million assuming the Merger Consideration is comprised of cash and stock). For the nine months ended September 30, 1995, pro forma tax was partially offset by previously unrecognized deferred tax assets of $2.2 million ($1.1 million assuming the Merger Consideration is comprised of cash and stock).

(n) Reflects the reduction in interest and increase in estimated income tax expense resulting from the payment of $7 of the Merger Consideration in shares of Heritage Common Stock, assuming a Heritage Trading Price of $27 per share for the Heritage Common Stock.

                    DESCRIPTION OF CAPITAL STOCK OF HERITAGE

    Heritage's Restated Articles of Incorporation authorize the issuance of (i) up to 40,000,000 shares of Class A Common Stock, par value $.01 per share; (ii) up to 10,000,000 shares of Class C Common Stock, par value $.01 per share; and
(iii) 60,000,000 shares of Preferred Stock, no par value per share. A total of shares of Class A Common Stock and no shares of Class C Common Stock
or Preferred Stock were issued and outstanding as of December   , 1995. A  total
of           shares of Class A Common Stock have been reserved for issuance upon
the  exercise of outstanding stock  options. An additional             shares of
Class A Common Stock have been reserved for issuance upon Heritage's periodic contribution to its Retirement Savings Plan. All of Heritage's outstanding shares of Class A Common Stock are fully paid, nonassessable and listed on AMEX.

CLASS A COMMON STOCK; CLASS C COMMON STOCK

    The holders of Class A Common Stock are entitled to one vote per share. Although Heritage has no outstanding shares of Class C Common Stock and has no current plans to issue any shares of the Class C Common Stock, Heritage's Restated Articles of Incorporation allow Heritage to issue shares of Class C Common Stock at any time. The holders of Class C Common Stock have no voting rights except (1) to the extent such shares are entitled under Iowa law to vote as a class on specified matters directly affecting such class and (2) with respect to any amendments to Heritage's Restated Articles of Incorporation which alter or amend dividend or distribution rights, voting rights, rights upon liquidation and/or merger, transfer rights or preemptive rights. Such matters include amendments of Heritage's Restated Articles of Incorporation to change the number or authorized shares of a class, to change the par value of the shares of such class or to alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. Each share of Class C Common Stock is convertible at the holder's option into one share of Class A Common Stock at any time.

    Subject to the rights of the holders of any then outstanding Preferred Stock, the holders of common stock are entitled to receive such dividends as may be declared by the Heritage Board of Directors. If dividends are paid to one class of common stock, whether in cash or in property (including shares of Preferred Stock but not including shares of common stock of Heritage), then the holders of the other class of common stock are entitled to receive an Equivalent Proportionate Dividend per share. An "Equivalent Proportionate Dividend" shall mean a dividend in which the amount payable per share of Class A Common Stock shall equal the amount payable per share of Class C Common Stock. If a distribution is to be paid in any class of common stock to the holders of Class A or Class C Common Stock, Heritage shall also pay to the holders of the other class of common stock a distribution per share of such number of shares (the "Distributed Shares") as is equal to the number of shares of common stock per share distributed to such holders of Class A Common Stock or Class C Common Stock, as the case may be, provided that the Distributed Shares shall be of the same class as the class of common stock in respect of which such distribution is made. Heritage may not reclassify, subdivide or combine one class of common stock without reclassifying, subdividing or combining each other clasp of common stock on an equal proportionate pre share basis.

    Upon liquidation, dissolution or winding up of the affairs of Heritage, whether voluntary or involuntary, and in the event of any reorganization of Heritage or merger or consolidation of Heritage into another entity or the sale, lease, exchange, transfer or other disposition of all or substantially all of Heritage's assets or the recapitalization or reclassification of Heritage's capital stock, subject to the rights of the holders of any preferred stock, each holder of either the Class A Common Stock or Class C Common Stock shall be entitled to receive the same form of consideration per share, in each case in the Equivalent Proportionate Distribution, whether such consideration is in the form of cash, property or securities or any combination thereof. An "Equivalent Proportionate Distribution" shall mean a distribution in which the amount distributable per share of Class C Common Stock shall equal the amount distributable per share of Class A Common Stock.

    The Bank of New York serves as the registrar and transfer agent for the Class A Common Stock.

    PREFERRED STOCK. The Board of Directors of Heritage is authorized to issue, by resolution and without any action by stockholders, shares of Preferred Stock and may establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and all other preferences and rights of any series of Preferred Stock. The issuance of shares of Preferred Stock may adversely affect the rights (including voting rights) of the holders of the Class A Common Stock.

    SERIES A JUNIOR PARTICIPATING PREFERRED STOCK. In August 1994, Heritage adopted a rights plan which provided for the distribution of one right for each outstanding share of Heritage's Class A or Class C common stock. The rights, which were distributed on August 29, 1994, entitle the holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock ("Series A Preferred Stock") for $70 per share. Each share of Series A Preferred Stock entitles the holder to, among other things, 100 votes on all matters submitted to a vote of Heritage's stockholders. The rights are exercisable only if a person or group, other than Heritage and certain related entities, acquires 15% or more of Heritage Common Stock or announces a tender offer, the consummation of which would result in ownership by such person or group of 15% or more of Heritage's common stock.

    BUSINESS COMBINATIONS. Heritage's Restated Articles of Incorporation provide that the Board of Directors of Heritage, when evaluating a tender or exchange offer by another party for any equity security of Heritage, a merger or consolidation of Heritage with another corporation or the purchase of all or substantially all of the assets of Heritage, may give due consideration to all relevant factors including (1) the anticipated social and economic effects of the transaction upon Heritage's employees, customers and the communities in which Heritage operates; (2) the consideration proposed in relation to the then market price of Heritage's equity securities, the future value of Heritage as an independent entity and the then current value of Heritage in a freely negotiated transaction, as determined by the Board of Directors; and (3) relevant aspects of other acquisitions made by such party and their course of dealing with acquired businesses including the effect thereof on the business and reputation of the acquired businesses and their products and services and the effect of such acquisitions on employees, creditors, customers and other persons affected by the acquired businesses and on the communities involved. These provisions could have the effect of delaying, deferring or preventing a change in control of Heritage and adversely affecting the market price of Heritage's securities.

    LIABILITY OF DIRECTORS. Heritage's Restated Articles of Incorporation provide that a director of Heritage shall not be liable to Heritage or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to Heritage or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) for a transaction from which the director derives an improper personal benefit or
(4) in respect of certain unlawful dividend payments or stock redemptions or repurchases. These provisions further provide that, if the Iowa Business Corporation Act is amended to authorize corporate action further eliminating or limiting personal liability of directors, then the liability of a director of Heritage shall be eliminated or limited to the fullest extent permitted by the Iowa Business Corporation Act as so amended. The effect of these provisions will be to eliminate the rights of Heritage and its stockholders (through stockholders' derivative suits on behalf of Heritage) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (1)-(4) above. These provisions are not expected to alter the liability of directors under federal securities laws or in respect of equitable remedies that may be available under state law.

    COMPLIANCE WITH FCC REGULATIONS. So long as Heritage or any of its subsidiaries holds authority from the Federal Communications Commission (the "FCC") (or any successor thereto) to operate any television or radio broadcasting station, if Heritage has reason to believe that the ownership, or proposed ownership, of shares of capital stock of Heritage by any stockholder or any person presenting any shares of capital stock of Heritage for transfer into his or her name (a "Proposed Transferee") may be inconsistent with, or in violation of, any provision of the Federal Communication Laws (as defined in Heritage's Restated Articles of Incorporation) such stockholder or Proposed Transferee, upon request of Heritage, is required to furnish promptly to Heritage such information (including, without limitation, information with respect to citizenship, other ownership interests and affiliations) as Heritage shall reasonably request to determine whether the ownership of, or the exercise of any rights with respect to, shares of capital stock of Heritage by such stockholder or Proposed Transferee is inconsistent with, or in violation of, the Federal Communication Laws. Heritage may refuse to permit the transfer of shares of capital stock of Heritage to such Proposed Transferee or may suspend those rights of stock ownership the exercise of which would result in any inconsistency with, or violation of, the Federal Communication Laws (including the right to vote and the payment of dividends or other distributions).

                       COMPARISON OF RIGHTS OF HOLDERS OF
                  HERITAGE COMMON STOCK AND DIMAC COMMON STOCK

    Heritage is incorporated under the laws of the State of Iowa, and DIMAC is incorporated under the laws of the State of Delaware. The DIMAC stockholders, whose rights as stockholders are currently governed by Delaware law and DIMAC's Certificate of Incorporation and Bylaws, will become, upon consummation of the Merger and to the extent they receive shares of Heritage Common Stock, stockholders of Heritage, and their rights will be governed by Iowa law and Heritage's Restated Articles of Incorporation and Bylaws. Certain differences between the rights of holders of Heritage Common Stock and the DIMAC Common Stock are set forth below.

    The following summary does not purport to be a complete statement of the rights of Heritage stockholders under applicable Iowa law and Heritage's
Restated Articles of Incorporation and Bylaws as compared with the rights of DIMAC stockholders under applicable Delaware law and DIMAC's Certificate of Incorporation and Bylaws. The summary is qualified in its entirety by the DGCL and the Iowa Business Corporation Act ("IBCA") to which stockholders are referred.

AUTHORIZED CAPITAL STOCK

    DIMAC's authorized capital stock consists of 20,000,000 shares of Common Stock, $0.01 par value per share and 10,000,000 shares of Series Preferred Stock, $0.01 par value per share (the "DIMAC Series Preferred Stock").

    The DIMAC Board of Directors has the authority, without any further vote or action by the stockholders, to provide for the issuance of up to 10,000,000 shares of DIMAC Series Preferred Stock from time to time in one or more series, to establish the number of shares to be included in each such series, to fix the designations, preferences, limitations and relative, participating, optional or other special rights and qualifications or restrictions of the shares of each series, and to determine the voting powers, if any, of such shares. No shares of the DIMAC Preferred Stock are issued and outstanding.

    Heritage's Restated Articles of Incorporation authorize the issuance of (i) up to 40,000,000 shares of Class A Common Stock, par value $.01 per share; (ii) up to 10,000,000 shares of Class C Common Stock, par value $.01 per share; and
(iii) 60,000,000 shares of Preferred Stock, no par value per share. A total of shares of Class A Common Stock and no shares of Class C Common Stock or Preferred Stock were issued and outstanding as of December , 1995. In addition, Heritage has a rights plan that entitles the holders of such rights to buy one one-hundredth of a share of Series A Preferred Stock. These rights are exercisable upon the acquisition of 15% or more of Heritage Common Stock in certain circumstances. See "Description of Capital Stock of Heritage."

VOTING RIGHTS

    The shares of DIMAC Common Stock are the only shares of capital stock of DIMAC outstanding, and the holders thereof are entitled to one vote per share on all matters on which stockholders of DIMAC are entitled to vote or consent.

    The shares of Heritage Common Stock are the only shares of capital stock of Heritage outstanding, and the holders thereof are entitled to one vote per share, on all matters on which stockholders of

Heritage are entitled to vote or consent. Generally, Class C Common Stock has no voting rights, although Class C Common Stock may be converted into Heritage Common Stock on a share for share basis. Shares of Series A Preferred Stock, to the extent issued upon the exercise of rights granted under Heritage's rights plan, entitle the holder to 100 votes per share. Moreover, any additional class or series of Preferred Stock which may be created, issued or sold by the Board of Directors of Heritage in the future will have such voting rights as the Heritage Board of Directors may determine.

CERTAIN PROVISIONS RELATING TO COMPLIANCE WITH FCC REGULATIONS

    So long as Heritage or any of its subsidiaries holds authority from the FCC (or any successor thereto) to operate any television or radio broadcasting station, if Heritage has reason to believe that the ownership, or proposed ownership, of shares of capital stock of Heritage by any stockholder or any person presenting any shares of capital stock of Heritage for transfer into his or her name may be inconsistent with, or in violation of, any provision of the Federal Communication Laws (as defined in Heritage's Restated Articles of
Incorporation) such stockholder or Proposed Transferee, upon request of Heritage, is required to furnish promptly to Heritage such information (including, without limitation, information with respect to citizenship, other ownership interests and affiliations) as Heritage shall reasonably request to determine whether the ownership of, or the exercise of any rights with respect to, shares of capital stock of Heritage by such stockholder or Proposed Transferee is inconsistent with, or in violation of, Federal Communication Laws. Heritage may refuse to permit the transfer of shares of capital stock of Heritage to such Proposed Transferee or may suspend those rights of stock ownership the exercise of which would result in any inconsistency with, or violation of, the Federal Communication Laws (including the right to vote and the payment of dividends or other distributions).

AMENDMENT TO CHARTER AND BYLAWS

    Amendments to the DIMAC Certificate of Incorporation require the approval of the holders of a majority of all outstanding shares of DIMAC Common Stock (with, in each case, each stockholder being entitled to one vote for each share so held). The Bylaws of DIMAC may be amended by the stockholders of DIMAC and by the Board of Directors of DIMAC, subject to the rights of the stockholders to amend such Bylaws.

    Amendments to Heritage's Restated Articles of Incorporation generally require the approval of a majority of the outstanding shares of Heritage Common Stock. However, in the case of amendments to the Heritage Articles that alter or change the powers, preferences or special rights of a class of stock so as to adversely affect the holders thereof, on certain matters related to the specific rights of a class or series of capital stock, and on all matters where a separate class vote is required by Iowa law, and the holders of the Heritage Common Stock and the Class C Common Stock, as the case may be, are entitled to vote as a class, with the result that no such amendment may be effected without the affirmative vote of the holders of a majority of the total shares of such class entitled to vote thereon. Matters on which a class vote is required include amendments to change the authorized number of shares of such class and to change the par value per share of such class. Heritage's Bylaws may be amended by the stockholders or by the Board of Directors of Heritage.

APPROVAL OF, AND SPECIAL RIGHTS WITH RESPECT TO, MERGERS OR CONSOLIDATIONS AND CERTAIN OTHER TRANSACTIONS

    Under Delaware law and the DIMAC Certificate, the approval of the holders of a majority of the outstanding shares of DIMAC Common Stock is required to authorize mergers, consolidations, dissolutions or the sale of all or substantially all of the property or assets of DIMAC.

    Under Iowa law, a merger or consolidation generally requires the affirmative vote of a majority of all outstanding shares of Heritage (whether or not such shares would otherwise have voting rights), and the affirmative vote of a majority of Heritage's outstanding shares generally would be required to approve a sale of all or substantially all of Heritage's property or assets or a dissolution, or partial dissolution, of Heritage. However, under Iowa law, no vote of stockholders of Heritage will be necessary to authorize a merger if (1) the plan of merger does not affect any amendments to the articles of incorporation of the surviving corporation, and (2) the number of authorized unissued shares or treasury shares of any class of the surviving corporation to be issued or delivered under the plan of merger does not exceed 20% of the shares of the surviving corporation of the same class outstanding immediately prior to the effective date of the merger.

    Further, Heritage's Restated Articles of Incorporation provide that the Board of Directors of Heritage, when evaluating a tender or exchange offer by another party for any equity security of Heritage, a merger or consolidation of Heritage with another corporation or the purchase of all or substantially all of the assets of Heritage, may give due consideration to all relevant factors including (1) the anticipated social and economic effects of the transaction upon Heritage's employees, customers and the communities in which Heritage operates; (2) the consideration proposed in relation to the then market price of Heritage's equity securities, the future value of Heritage as an independent entity and the then current value of Heritage in a freely negotiated transaction, as determined by the Board of Directors; and (3) relevant aspects of other acquisitions made by such party and their course of dealing with acquired businesses including the effect thereof on the business and reputation of the acquired businesses and their products and services and the effect of such acquisitions on employees, creditors, customers and other persons affected by the acquired businesses and on the communities involved. These provisions could have the effect of delaying, deferring or preventing a change in control of Heritage and adversely affecting the market price of Heritage's securities.

CERTAIN ANTI-TAKEOVER PROVISIONS

    DIMAC is subject to the provisions of Section 203 of DGCL. That section provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directions of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or
(iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or
(ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

    Heritage, as an Iowa corporation, is not subject to Section 203 of DGCL. In addition, Iowa does not have an anti-takeover statute comparable to Section 203 of DGCL. However, in August 1994, Heritage adopted a rights plan which provided for the distribution of one right for each outstanding share of Heritage's Class A or Class C common stock. The rights, which were distributed on August 29, 1994, entitle the holder to buy one one-hundredth of a share of Series A Preferred Stock for $70 per share. Each share of Series A Preferred Stock entitles the holder to, among other things, 100 votes on all matters submitted to a vote of Heritage's stockholders. The rights are exercisable only if a person or group, other than Heritage and certain related entities, acquires 15% or more of Heritage's common stock or announces a tender offer, the consummation of which would result in ownership by such person or group of 15% or more of Heritage's common stock.

    The IBCA allows a director, in determining what is in the best interest of a corporation when considering a tender offer or proposal, to consider the following community interest factors in addition to consideration of the effects of any action on stockholders: the effects of the action on the corporation's employees, suppliers, creditors and customers; the effects of the action on the communities in which the corporation operates; and the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be served by the continued independence of the corporation. If on the basis of these community interest factors the Heritage Board of Directors determines that the proposal or action is not in the best interests of Heritage, the Heritage Board may reject the proposal or offer. If the Heritage Board of Directors rejects such proposal or offer, the Board is not obligated to facilitate, to remove any barriers to, or refrain from impeding, the proposal or offer. Consideration of any or all of the community interest factors is not a violation of the business judgment rule or of any duty of the director to the stockholders, or a group of stockholders, even if the director reasonably determines that a community interest factor outweighs the financial or other benefits to the corporation or a stockholder or group of stockholders. See also "Description of Capital Stock of Heritage -- Business Combinations" and "-- Approval of, and Special Rights with Respect to, Mergers or Consolidations and Certain Other Transactions" for a discussion of a similar provision in Heritage's Restated Articles of Incorporation.

APPRAISAL RIGHTS

    Under Delaware law, appraisal rights are generally available for the shares of any class or series of stock of DIMAC in a merger or consolidation, provided that no appraisal rights are available for the shares of any class or series of stock which, at the record date for the meeting held to approve such transaction, were either (i) listed on a national security exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. ("NASD") or (ii) held of record by more than 2,000 stockholders. Even if the shares of any class or series of stock meet the requirements of clause (i) or (ii) above, appraisal rights are available for such class or series if the holders thereof receive in the merger or consolidation anything except: (i) shares of stock of the corporation surviving or resulting from such merger or consolidation; (ii) shares of stock of any other corporation which at the effective date of the merger or consolidation is either listed on a national securities exchange, or designated as a natural market system security on an interdealer quotation system by the NASD or held of record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares; or (iv) any combination of the foregoing. No appraisal rights are available to stockholders of the surviving corporation if the merger did not require their approval.

    Under Iowa law, the holders of Heritage capital stock have appraisal rights in any merger or consolidation, any sale or exchange of all or substantially all of the property and assets of Heritage otherwise than in the usual and regular course of its business or any amendment to the articles of incorporation that materially and adversely affects rights in respect to the dissenter's shares. Such rights do not apply to stockholders of the surviving corporation in a merger if (i) articles or incorporation of the surviving corporation will not differ except in certain minor instances; (ii) each stockholder of the surviving corporation where shares were outstanding immediately before the effective date of the merger will hold the same number of shares with identical designations, preferences, limitations and relative rights immediately after the merger; (iii) the number of voting shares immediately after the merger, plus the number of voting shares issuable as a result of the merger, either by conversion of securities issued pursuant to the merger or the exercise of rights and options issued pursuant to the merger, will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; or (iv) the number of shares that entitle their holders to participate without limitation in dividends plus the number of such participating shares issued pursuant to the merger, either by conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger will not exceed by more than 20% of the total number of participating shares outstanding before the merger.

DIVIDEND SOURCES

    Under Delaware law, dividends may be paid by DIMAC out of either (1) surplus or (2) in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except when the capital is diminished to an amount less than the aggregate amount of the capital represented by issued and outstanding stock having a preference on the distribution of assets.

    Under Iowa law, dividends may be paid by Heritage, except when Heritage is insolvent or if Heritage's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if Heritage were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders where preferential rights are superior to those receiving the distribution. In addition, Heritage's Bylaws prohibit payment of dividends based on unrealized appreciation in value or revaluation of Heritage's assets.

SPECIAL MEETINGS OF STOCKHOLDER; STOCKHOLDER ACTION BY WRITTEN CONSENT

    Under Delaware law, special meetings of the stockholders may be called by the Board of Directors of such other person as may be authorized by the certificate of incorporation or the bylaws. DIMAC's Certificate of Incorporation provides that special meetings may only be called by the Chairman of the Board or the President and not by DIMAC stockholders. Under Iowa law, special meetings of stockholder may be called by the president, the board of directors, the holders of not less than 10% of all shares entitled to vote at the meeting, or such other officers or persons as may be provided in the articles of incorporation or the bylaws. Heritage's Bylaws provide that a special meeting may also be called by Heritage's Secretary and by the holders of not less than 10% of all the outstanding shares of Heritage (measured by their respective number of votes).

    Under Delaware law, unless otherwise provided in the certificate of incorporation, any action which may be taken or is required to be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The DIMAC Certificate of Incorporation prohibits the DIMAC stockholders from taking actions by written consent.

    Under Iowa law, actions by stockholders of Heritage may be taken without a meeting only if a consent in writing is signed by holders of outstanding shares having not less than 90% of the votes entitled to be cast at a meeting at which all shares entitled to vote on the action were present and voted.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    DIMAC's Bylaws provide that DIMAC, subject to limited exceptions, will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law.

    In addition, DIMAC's Certificate of Incorporation provides that, to the fullest extent permitted by Delaware Law, DIMAC's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to
DIMAC and its stockholders. The provision in DIMAC's Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under the DGCL. Each director is subject to liability for breach of the directors' duty of loyalty to DIMAC for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of DIMAC or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the directors' duty to DIMAC or its stockholders when the director was aware or should have been aware of a risk of serious injury to DIMAC or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to be abdication of the director's duty to DIMAC or its stockholders, for improper transactions between the director and DIMAC, and for improper distributions to stockholders and loans to directors and officers.

    Heritage's Restated Articles of Incorporation provide that a director of Heritage shall not be liable to Heritage or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to Heritage or its stockholders,

(2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) for a transaction from which the director derives an improper personal benefit or (4) in respect of certain unlawful dividend payments or stock redemptions or repurchases. These provisions further provide that, if the IBCA is amended to authorize corporate action further eliminating or limiting personal liability of directors, then the liability of a director of Heritage shall be eliminated or limited to the fullest extent permitted by the IBCA as so amended. These provisions are not expected to alter the liability of directors under federal securities laws or in respect to equitable remedies that may be available under state law.

                                 LEGAL MATTERS

    The validity of the shares of Heritage Common Stock to be issued in connection with the Merger is being passed upon for Heritage by Crouch & Hallett, L.L.P., Dallas, Texas.

                                    EXPERTS

    The consolidated financial statements and schedules of Heritage as of December 31, 1993 and 1994, and for each of the years in the three-year period ended December 31, 1994 have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of DIMAC at December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994 appearing in DIMAC's Annual Report (Form 10-K) for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The combined financial statements of T. R. McClure and Company, Inc. and related companies at December 31, 1993 and 1994 and for the years then ended have been incorporated by reference herein in reliance upon the report of Mortenson and Associates, P.C. (formerly La Vecchia & Zarro), independent auditors, incorporated by reference herein, upon the authority of such firm as experts in accounting and auditing.

    The financial statements of Palm Coast Data Ltd. at December 31, 1993 and 1994 and for the years then ended have been incorporated by reference herein in reliance upon the report of Deloitte & Touche LLP, independent certified public accountants, incorporated by reference herein, given upon the authority of such firm as experts in accounting and auditing.

    The combined financial statements of The Direct Marketing Group, Inc. and related companies at December 31, 1992 and 1993 and for the years then ended have been incorporated by reference herein in reliance upon the report of Leslie Sufrin and Company, P.C., independent auditors, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER
                                     AMONG
                           HERITAGE MEDIA CORPORATION
                             (AN IOWA CORPORATION)
                             ARCH ACQUISITION CORP.
                            (A DELAWARE CORPORATION)
                                      AND
                               DIMAC CORPORATION
                            (A DELAWARE CORPORATION)
                            DATED: OCTOBER 23, 1995

    This Agreement and Plan of Merger (the "Agreement") is made as of the 23rd day of October, 1995, among Heritage Media Corporation, an Iowa corporation ("Parent"); Arch Acquisition Corp., a Delaware corporation ("Purchaser"), which is wholly owned by Parent; and DIMAC Corporation, a Delaware corporation (the "Company").

                              W I T N E S S E T H:

    WHEREAS, the respective Boards of Directors of Parent, Purchaser and Company each have determined that it is in the best interests of their respective stockholders for Parent and Purchaser to acquire Company upon the terms and conditions set forth herein;

    NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto covenant and agree as follows:

                                   ARTICLE 1.
                                   THE MERGER

    1.1. MERGER. In accordance with the provisions of the business corporation laws of the State of Delaware, at the Effective Date (as hereinafter defined), Purchaser shall be merged (the "Merger") into Company, as soon as practicable following the satisfaction or waiver, if permissible, of the conditions set forth in Articles 6 and 7. Following the Merger, Company shall continue as the surviving corporation (the "Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware.

    1.2. CONTINUING OF CORPORATE EXISTENCE. Except as may otherwise be set forth herein, the corporate existence and identity of Company, with all its purposes, powers, franchises, privileges, rights and immunities, shall continue unaffected and unimpaired by the Merger, and the corporate existence and identity of Purchaser, with all its purposes, powers, franchises, privileges, rights and immunities, at the Effective Date shall be merged with and into that of Company, and the Surviving Corporation shall be vested fully therewith and the separate corporate existence and identity of Purchaser shall thereafter cease except to the extent continued by statute.

    1.3. EFFECTIVE DATE. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the Delaware General Corporation Law (the "DGCL"). The date and time when the Merger shall become effective is hereinafter referred to as the "Effective Date".

    1.4.  CORPORATE GOVERNMENT.

        (a) The Certificate of Incorporation of Company, as in effect on the Effective Date, shall continue in full force and effect and shall be the Certificate of Incorporation of the Surviving Corporation.

        (b) The Bylaws of Company, as in effect as of the Effective Date, shall continue in full force and effect and shall be the Bylaws of the Surviving Corporation.

        (c) The members of the Board of Directors of the Surviving Corporation shall be the persons holding such office in Purchaser as of the Effective Date.

        (d) The officers of the Surviving Corporation shall be the persons holding such offices in Company as of the Effective Date.

    1.5. RIGHTS AND LIABILITIES OF THE SURVIVING CORPORATION. The Surviving Corporation shall have the following rights and obligations:

        (a) The Surviving Corporation shall have all the rights, privileges immunities and powers and shall be subject to all the duties and liabilities of a corporation organized under the laws of the State of Delaware.

        (b) The Surviving Corporation shall possess all of the rights, privileges immunities and franchises, of either a public or private nature, of Company and Purchaser and all property, real, personal and mixed, and all debts due on whatever account, including subscription to shares, and all other choses in action, and every other interest of or belonging or due to Company and Purchaser shall be taken and deemed to be transferred or invested in the Surviving Corporation without further act or deed.

        (c) At the Effective Date, the Surviving Corporation shall thenceforth be responsible and liable for all liabilities and obligations of Company and Purchaser and any claim existing or action or proceeding pending by or against Purchaser or Company may be prosecuted as if the Merger had not occurred, or the Surviving Corporation may be substituted in its place. Neither the rights of creditors nor any liens upon the property of Purchaser or Company shall be impaired by the Merger.

    1.6. CLOSING. Consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Parent in Dallas, Texas commencing at 10:00 a.m., local time, on the date (i) on which the Special Meeting of Company's stockholders occurs or (ii) as soon as possible thereafter when each of the other conditions set forth in Articles 6 and 7 have been satisfied or waived, and shall proceed promptly to conclusion, or at such other place, time and date as shall be fixed by mutual agreement between Parent and Company. The day on which the Closing shall occur is referred to herein as the "Closing Date." Each party will cause to be prepared, executed and delivered the Certificate of Merger to be filed with the Secretary of State of Delaware and all other appropriate and customary documents as any party or its counsel may reasonably request for the purpose of consummating the transactions contemplated by this Agreement. All actions taken at the Closing shall be deemed to have been taken simultaneously at the time the last of any such actions is taken or completed.

                                   ARTICLE 2.
                   CONVERSION OF SHARES; TREATMENT OF OPTIONS

    2.1. CONVERSION OF SHARES. At the Effective Date, by virtue of the Merger and without any action on the part of the holder thereof:

        (a) Each share of common stock, $.01 par value per share, of the Company ("Company Common Stock"), which shall be outstanding immediately prior to the Effective Date (other than shares owned by Parent or Company or any of their respective subsidiaries, all of which shall be cancelled, and Dissenting Shares, as defined in Section 2.3 below) (the "Converted Shares") shall at the Effective Date, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent the right to receive $28 per share (the "Merger Price") in cash without any interest thereon. Notwithstanding the foregoing, Purchaser may elect in its sole discretion to pay up to $7 of the Merger Price in shares of Class A Common Stock, $.01 par value, of Parent (the "Parent Common Stock"). If Purchaser elects to pay a portion of the Merger Price (but not more than $7 per share) by the issuance of shares of Parent Common Stock (the "Stock Portion"), the amount of shares of Parent Common Stock constituting the Stock Portion for each Converted Share shall be the quotient determined by dividing (I) the Stock Portion of the Merger Price by (II) the average of the closing prices for the Parent Common Stock as reported on the stock exchange on which the shares of Parent Common Stock are then traded (the "Stock

    Exchange") as published by The Wall Street Journal (the "Average Closing Price") for the 10 trading days ending on and including the third trading day preceding but not including the Effective Date.

        (b) Each share of Common Stock, $.01 par value, of Purchaser which shall be outstanding immediately prior to the Effective Date shall at the Effective Date, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of newly issued Company Common Stock.

    2.2. FRACTIONAL SHARES. No scrip or fractional shares of Parent Common Stock shall be issued in the Merger. All fractional shares of Parent Common Stock to which a holder of Company Common Stock immediately prior to the Effective Date would otherwise be entitled at the Effective Date shall be aggregated. If a fractional share results from such aggregation, such stockholder shall be entitled, after the later of (a) the Effective Date or (b) the surrender of such stockholder's "Certificate" (as defined in Section 2.5) or Certificates that represent such shares of Company Common Stock, to receive from Parent an amount in cash in lieu of such fractional share. The amount of such cash payment shall be equal to such fractional proportion of the Average Closing Price of the Parent Common Stock. Parent will make available to the "Exchange Agent" (as defined in Section 2.5) the cash necessary for the purpose of paying cash for fractional shares.

    2.3. DISSENTING SHARES. Shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Date and that have not been voted for adoption of the Merger and with respect of which appraisal rights have been properly demanded in accordance with the applicable provisions of the DGCL ("Dissenting Shares") shall not be converted into the right to receive the consideration provided for in Sections 2.1 and 2.2 at or after the Effective Date unless and until the holder of such shares withdraws his demand for such appraisal (in accordance with the applicable provisions of the DGCL) or becomes ineligible for such appraisal. If a holder of Dissenting Shares withdraws his demand for such appraisal (in accordance with the applicable provisions of the DGCL) or becomes ineligible for such appraisal, then, as of the Effective Date or the occurrence of such event, whichever later occurs, such holder's Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the consideration provided for in Sections 2.1 and 2.2. If any holder of Company Common Stock shall assert the right to be paid the fair value of such Company Common Stock as described above, Company shall give Parent notice thereof and Parent shall have the right to participate in all negotiations and proceedings with respect to any such demands. Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. After the Effective Date, Parent will cause the Surviving Corporation to pay its statutory obligations to holders of Dissenting Shares.

    2.4.  STOCK OPTIONS.

        (a) Subject to Section 2.4(c) hereof, at the Effective Date, (i) all options (the "Options") then outstanding under Company's 1994 Stock Option and Stock Award Plan (the "Option Plan") and Company's Non-Employee
    Directors' Stock Option Plan (the "Directors' Plan") shall remain outstanding following the Effective Date and (ii) such Options shall, by virtue of the Merger and without any further action on the part of Company or the holder of any such Option, be assumed by Parent in accordance with their terms and conditions as in effect at the Effective Date (and the terms and conditions of the Option Plan and the Option Award Agreement associated with such Option Plan or the Directors' Plan, as the case may be), except that (A) each such Option shall be immediately exercisable for that whole number of shares of Parent Common Stock (rounded to the nearest whole share) equal to the quotient obtained by dividing $28.00 by the Average Closing Price (such quotient being referred to as the "Conversion Factor") at an exercise price per share of Parent Common Stock (rounded to the nearest cent) equal to the exercise price per share of Company Common Stock applicable to such Option divided by the Conversion Factor, (B) all actions to be taken thereunder by the Board of Directors of Company or a committee thereof shall be taken by the Board of Directors of Parent or a committee thereof and (C) no payment shall be made for fractional interests. From and after the date of this Agreement, except as provided in Section 5.1, no additional options shall be granted by Company under the Option Plan, the Directors' Plan or otherwise.

        (b) It is intended that the assumed Options, as set forth herein, shall not give to any holder thereof any benefits in addition to those which such holder had prior to the assumption of the Option. Parent shall take all necessary corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Options. As soon as practicable after the Effective Date, Parent shall file a registration statement, or an amendment to an existing registration statement, under the Securities Act of 1933, as amended (the "Securities Act"), on Form S-8 (or other successor form) with respect to the shares of Parent Common Stock subject to such Options and shall use its best efforts to maintain the effectiveness of such registration statement for so long as such Options remain outstanding. In addition, Parent will cause such shares to be listed on the Stock Exchange.

        (c) Notwithstanding anything to the contrary contained in this Section 2.4, immediately prior to the Effective Date, each holder of an Option awarded under the Directors' Plan may elect to (i) have his or her Option no longer exercisable for the purchase of shares of Company Common Stock (each such Option, a "Converted Option") and (ii) be entitled, in cancellation and settlement therefor, to receive consideration (the "Converted Option Price") in cash (subject to any applicable withholding taxes) at the Effective Date, in an amount equal to the product of (x) the total number of shares of Company Common Stock subject to such Converted Option and (y) the excess of the Merger Price over the exercise price per share of Company Common Stock subject to such Converted Option; PROVIDED that, in the event that, pursuant to Section 2.1(a) hereof, Purchaser exercises its right to elect to pay a portion of the Merger Price in Parent Common Stock, the Purchaser shall also pay the same PRO RATA portion of the Converted Option Price in Parent Common Stock.

    2.5.  EXCHANGE AGENT.

        (a) Parent shall authorize The Bank of New York, or such other firm as is reasonably acceptable to Company, to serve as exchange agent hereunder (the "Exchange Agent"). Promptly after the Effective Date, Parent shall deposit or shall cause to be deposited in trust with the Exchange Agent the aggregate of the following: (i) the cash amount of the Merger Price and Converted Option Price with respect to each Converted Share and Converted Option, as the case may be; (ii) certificates representing the number of whole shares of Parent Common Stock to which the holders of Company Common Stock and/or Options (other than holders of Dissenting Shares) are entitled pursuant to Section 2.1(a) and/or 2.4(c), if applicable; and (iii) cash sufficient to pay for fractional shares then known to Parent, if applicable (such cash amounts and certificates being hereinafter referred to as the "Exchange Fund"). Such portion of the Exchange Fund as is delivered to the Exchange Agent in cash may be invested by the Exchange Agent as directed by Parent only in direct obligations of the United States, obligations for which the full faith and credit of the United States is pledged to provide for the payment of principal and interest, commercial paper rated of the highest quality by Moody's Investors Services, Inc. or Standard & Poor's Corporation or certificates of deposit, bank repurchase agreements or bankers' acceptances of a commercial bank having at least $100,000,000 in assets (collectively, "Permitted Investments") or in money market funds which are invested in Permitted Investments, and any net earnings with respect thereto shall be paid to Parent as and when requested by Parent. The Exchange Agent shall, pursuant to irrevocable instructions received from Parent, pay the Merger Price and Converted Option Price with respect to such Converted Share and Converted Option, as the case may be, as provided for in this Article 2 out of the Exchange Fund. Additional amounts of cash, if any, needed from time to time by the Exchange Agent to make payments for fractional shares shall be provided by Parent and shall become part of the Exchange Fund. The Exchange Fund shall not be used for any other purpose, except as provided in this Agreement, or as otherwise agreed to by Parent, Purchaser and Company prior to the Effective Date.

        (b) As soon as practicable after the Effective Date, the Exchange Agent shall mail and otherwise make available to each record holder (other than holders of Dissenting Shares) who, as of the Effective Date, was a holder of an outstanding certificate or certificates which immediately prior to the
    Effective Date represented shares of Company Common Stock (the "Certificates") and to each holder of Options under the Directors' Plan recorded on Company's books a form of letter of transmittal and instructions for use in effecting the surrender of the Certificates and Converted Options for payment therefor and conversion thereof, which letter of transmittal shall comply with all applicable rules of the Stock Exchange.

        (c) Delivery of Certificates shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and the form of letter of transmittal shall so reflect. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (i) a check representing the cash consideration to which such holder shall have become entitled pursuant to this Article 2 and (ii) if applicable, one or more certificates as requested by the holder (properly issued, executed and countersigned, as appropriate) representing that number of whole shares of Parent Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of this Article 2, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash payable upon surrender of the Certificates.

        (d) Converted Options shall be cancelled as of the Effective Date and upon the occurrence of the Effective Date the holder of each Converted Option shall be entitled to receive in exchange therefor (i) a check representing the cash consideration to which such holder will have become entitled pursuant to this Article 2 and (ii), if applicable, one or more certificates as requested by the holder (properly issued, executed and countersigned as appropriate) reflecting the number of shares of Parent Common Stock to which such holder of Converted Options shall have become entitled pursuant to this Article 2. No interest will be paid or accrued on the cash payable upon the cancellation of Converted Options.

        (e) Parent shall pay any transfer or other taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock; provided, however, that such certificate is issued in the name of the person in whose name the Certificate surrendered in exchange therefor is registered. If any portion of the consideration to be received pursuant to this Article 2 upon exchange of a Certificate (whether a certificate representing shares of Parent Common Stock or a check representing cash for a fractional share) is to be issued or paid to a person other than the person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition of such issuance and payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such exchange shall pay in advance any transfer or other taxes required by reason of the issuance of a check representing cash or a certificate representing shares of Parent Common Stock to such other person, or establish to the satisfaction of the Exchange Agent that such tax has been paid or that no such tax is applicable. From the Effective Date until surrender in accordance with the provisions of this Section 2.5, each Certificate (other than Certificates representing treasury shares of Company and Certificates representing Dissenting Shares) shall represent for all purposes only the right to receive the consideration provided in Sections 2.1 and 2.2. No dividends that are otherwise payable on Parent Common Stock will be paid to persons entitled to receive Parent Common Stock until such persons surrender their Certificates. After such surrender, there shall be paid to the person in whose name Parent Common Stock shall be issued any dividends on such Parent Common Stock that shall have a record date on or after the Effective Date and prior to such surrender. If the payment date for any such dividend is after the date of such surrender, such payment shall be made on such payment date. In no event shall the persons entitled to receive such dividends be entitled to receive interest on such dividends. All payments in respect of shares of Company Common Stock that are made in accordance with the terms hereof shall be deemed to have been made in full satisfaction of all rights pertaining to such securities.

        (f) In the case of any lost, mislaid, stolen or destroyed Certificates, the holder thereof may be required, as a condition precedent to the delivery to such holder of the consideration described in this Article 2, to deliver to Parent a bond in such reasonable sum as Parent may direct as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to the Certificate alleged to have been lost, mislaid, stolen or destroyed.

        (g) After the Effective Date, there shall be no transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Date. If, after the Effective Date, Certificates are presented to the Surviving Corporation for transfer, they shall be cancelled and exchanged for the consideration described in this Article 2.

        (h) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Company for six months after the Effective Date shall be returned to Parent, upon demand, and any holder of Company Common Stock who has not theretofore complied with Section 2.5(c) shall thereafter look only to Parent for issuance of the number of shares of Parent Common Stock and other consideration to which such holder has become entitled pursuant to this Article 2; provided, however, that neither the Exchange Agent nor any party hereto shall be liable to a holder of shares of Company Common Stock for any amount required to be paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

    2.6. ADJUSTMENT. If, between the date of this Agreement and the Closing Date or the Effective Date, as the case may be, the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any classification, recapitalization, split-up, combination, exchange of shares, or readjustment or a stock dividend thereon shall be declared with a record date within such period, then the consideration to be received pursuant to Section 2.1(a) or 2.4(c) hereof by the holders of shares of Company Common Stock and/or Options shall be adjusted to accurately reflect such change.

                                   ARTICLE 3.
                   REPRESENTATIONS AND WARRANTIES OF COMPANY

    Company hereby represents and warrants to Parent and Purchaser as follows:

    3.1. ORGANIZATION AND GOOD STANDING OF COMPANY. Each of Company and the "Company Subsidiaries" (as defined in Section 3.2) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

    3.2. CAPITAL STOCK OF COMPANY SUBSIDIARIES AND OTHER OWNERSHIP INTERESTS. Schedule 3.2 sets forth a true and complete list of all corporations, partnerships and other entities in which Company owns any equity interest (the "Company Subsidiaries"), the jurisdiction in which each Company Subsidiary is incorporated or organized, and all shares of capital stock or other ownership interests authorized, issued and outstanding of each Company Subsidiary. The shares of capital stock or other equity interests of each Company Subsidiary have been duly authorized and are validly issued, fully paid and nonassessable. All shares of capital stock or other equity interests of each Company Subsidiary owned by Company or any of its subsidiaries are set forth on
Schedule 3.2 and, except as set forth on Schedule 3.2, are owned by Company, either directly or indirectly, free and clear of all liens, encumbrances, equities or claims.

    3.3. FOREIGN QUALIFICATION. Company and each of the Company Subsidiaries are duly qualified or licensed to do business and are in good standing as a foreign corporation in every jurisdiction where the failure so to qualify would have a material adverse effect on (a) the business, operations, assets or financial condition of Company and the Company Subsidiaries taken as a whole (a "Company Material Adverse Effect") or (b) the validity or enforceability of, or the ability of Company to perform its obligations under, this Agreement.

    3.4. CORPORATE POWER AND AUTHORITY. Each of Company and the Company Subsidiaries has the corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently being conducted. Company has the corporate power and authority to execute and deliver this Agreement and, subject to the approval of this Agreement and the Merger by its stockholders, to perform its obligations under this Agreement and to consummate the Merger. The execution, delivery and performance by Company of this Agreement has been duly authorized by all necessary corporate action (other than the approval of this Agreement and the Merger by its stockholders).

    3.5. BINDING EFFECT. This Agreement has been duly executed and delivered by Company and is the legal, valid and binding obligation of Company enforceable in accordance with its terms except that:

        (a) enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors' rights;

        (b) the availability of equitable remedies may be limited by equitable principles of general applicability; and

        (c) rights to indemnification may be limited by considerations of public policy.

    3.6. ABSENCE OF RESTRICTIONS AND CONFLICTS. Subject only to the approval of the adoption of this Agreement and the Merger by Company's stockholders and except as set forth on Schedule 3.6, the execution, delivery and performance of this Agreement and the consummation of the Merger and the fulfillment of and compliance with the terms and conditions of this Agreement do not and will not, with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any material benefit under, or permit the acceleration of any obligation under, (i) any term or provision of the Articles or Certificate of Incorporation or Bylaws of Company or any Company Subsidiary, (ii) any "Material Contract" (as defined in Section 3.13), (iii) any judgment, decree or order of any court or governmental authority or agency to which Company or any Company Subsidiary is a party or by which Company, any Company Subsidiary or any of their respective properties is bound, or (iv) any statute, law, regulation or rule applicable to Company or any Company Subsidiary other than such violations, conflicts, breaches or defaults which would not have a Company Material Adverse Effect. Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, compliance with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), the Securities Act, Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities laws, no consent, approval, order or authorization of, or registration, declaration or filing with, any governmental agency or public or regulatory unit, agency, body or authority with respect to Company or any of the Company Subsidiaries is required in connection with the execution, delivery or performance of this Agreement by Company or the consummation of the transactions contemplated hereby.

    3.7.  CAPITALIZATION OF COMPANY.

        (a) The authorized capital stock of Company consists of 20,000,000 shares of common stock, $.01 par value, and 10,000,000 shares of preferred stock, $.01 par value. As of the date hereof, there were (i) 6,491,405 shares of Company Common Stock issued and outstanding, (ii) no shares of Company's preferred stock outstanding, (iii) 454,250 shares of Company Common Stock reserved for issuance upon the exercise of outstanding options granted under the Option Plan and the Directors' Plan, and (iv) 5,631,418 shares of Company Common Stock held as treasury shares.

        (b) All of  the issued and  outstanding shares of  Company Common  Stock
    have   been  duly  authorized  and  validly   issued  and  are  fully  paid,
    nonassessable and free of preemptive rights.

        (c) To Company's knowledge, other than as set forth on Schedule  3.7(c),
    there   are  no  voting  trusts,  stockholder  agreements  or  other  voting arrangements by the stockholders of Company.

        (d) Except as set forth in subsection (a) above, there is no outstanding subscription, contract, convertible or exchangeable security, option, warrant, call or other right obligating Company or any of Company
    Subsidiaries to issue, sell, exchange, or otherwise dispose of, or to purchase, redeem or otherwise acquire, shares of, or securities convertible into or exchangeable for, capital stock of Company or Company Subsidiaries.

    3.8. COMPANY SEC REPORTS. Company has made available to Parent and Purchaser (i) Company's Annual Report on Form 10-K, including all exhibits filed thereto and items incorporated therein by reference, (ii) Company's Quarterly Reports on Form 10-Q, including all exhibits thereto and items incorporated therein by reference, (iii) proxy statements relating to Company's meetings of stockholders and (iv) all other reports or registration statements (as amended or supplemented prior to the date hereof), filed by Company with the Securities and Exchange Commission (the "SEC") since August 4, 1994, including all exhibits thereto and items incorporated therein by reference (items (i) through (iv) being referred to as the "Company SEC Reports"). As of their respective dates, the Company SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since August 4, 1994, Company has filed all material forms, reports and documents with the SEC required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder, each of which complied as to form, at the time such form, report or document was filed, in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the applicable rules and regulations thereunder.

    3.9.    FINANCIAL  STATEMENTS AND  RECORDS  OF  COMPANY.   Company  has made
available to Parent and Purchaser true, correct and complete copies of the following financial statements (the "Company Financial Statements"):

        (a) the consolidated financial statements of Company and its subsidiaries as of December 31, 1993 and 1994 and for the years then ended, including the notes thereto, in each case examined by and accompanied by the report of Ernst & Young LLP (collectively, the "Company Year-End Statements");

        (b) the unaudited consolidated balance sheet of Company and its subsidiaries as of June 30, 1995 (the "Company Balance Sheet"), with any notes thereto, and the related unaudited consolidated statement of income for the six months then ended (collectively, the "Company Quarterly Statements");

        (c) the financial statements of Palm Coast Data Ltd. as of December 31, 1993 and 1994 and for the years then ended, including the notes thereto, in each case examined by and accompanied by the report of Deloitte & Touche L.L.P. (collectively, the "Palm Coast Statements"); and

        (d) the consolidated financial statements of T.R. McClure and Company, Inc. and related companies as of December 31, 1993 and 1994 and for the years then ended, including the notes thereto, in each case examined by and accompanied by the report of La Vecchia & Zarro, and the unaudited consolidated financial statements of T.R. McClure and Company, Inc. and related companies as of June 30, 1995 and for the six months then ended (collectively, the "McClure Statements").

    The Company Year-End Statements and the Company Quarterly Statements present fairly, in all material respects, the financial position of Company and its subsidiaries, as the case may be, as of the dates thereof and the results of operations and cash flows thereof for the periods then ended, in each case in conformity with generally accepted accounting principles, consistently applied, except as noted therein. The Palm Coast Statements present fairly, in all material respects, the financial position of Palm Coast Data Ltd. and the results of its operations and cash flows for the periods then ended, in each case in conformity with generally accepted accounting principles, consistently applied, except as noted therein. The McClure Statements present fairly, in all material respects, the financial position of T. R. McClure and Company, Inc. and its related companies and the results of its operations and cash flows for the periods then ended, in each case in conformity with generally accepted accounting principles, consistently applied, except as noted therein. Since December 31, 1994, there has been no change in accounting principles applicable to, or methods of accounting utilized by, Company and/or such Company Subsidiaries, as the case may be, except as noted in the Company Financial Statements. The books and records of Company have been and are being maintained in accordance with good business practice, reflect only valid transactions and are complete and correct in all material respects.

    3.10. ABSENCE OF CERTAIN CHANGES. Since December 31, 1994, Company and the Company Subsidiaries have not, except as otherwise set forth in the Company SEC Reports or on Schedule 3.10:

        (a) suffered any adverse change in the business, operations, assets, or financial condition, except as reflected on the Company Quarterly Statements and except for such changes that would not result in a Company Material Adverse Effect;

        (b) suffered any material damage or destruction to or loss of the assets of Company or any Company Subsidiary, whether or not covered by insurance, which property or assets are material to the operations or business of Company and Company Subsidiaries taken as a whole;

        (c) settled, forgiven, compromised, canceled, released, waived or permitted to lapse any material rights or claims other than in the ordinary course of business;

        (d) entered into or terminated any material agreement, commitment or transaction, or agreed or made any changes in material leases or agreements, other than renewals or extensions thereof and leases, agreements, transactions and commitments entered into or terminated in the ordinary course of business;

        (e) written up, written down or written off the book value of any material amount of assets other than in the ordinary course of business;

        (f) declared, paid or set aside for payment any dividend or distribution with respect to Company's capital stock;

        (g) redeemed, purchased or otherwise acquired, or sold, granted or otherwise disposed of, directly or indirectly, any of Company's capital stock or securities (other than shares issued upon exercise of the Options) or any rights to acquire such capital stock or securities, or agreed to changes in the terms and conditions of any such rights outstanding as of the date of this Agreement;

        (h) increased the compensation of or paid any bonuses to any employees or contributed to any employee benefit plan, other than in accordance with established policies, practices or requirements and as provided in Section
    5.1 hereof;

        (i) entered into any employment, consulting or compensation agreement with any person or group, except for agreements which would not have a Company Material Adverse Effect;

        (j) entered into any collective bargaining agreement with any person or group;

        (k) entered into, adopted or amended any employee benefit plan; or

        (l) entered into any agreement to do any of the foregoing.

    3.11.  NO  MATERIAL UNDISCLOSED LIABILITIES.   There are  no liabilities  or
obligations of Company or the Company Subsidiaries of any nature, whether absolute, accrued, contingent, or otherwise, other than:

        (a) the liabilities and obligations that are reflected, accrued or reserved against on Company Balance Sheet or the unaudited consolidated balance sheet of T. R. McClure and Company, Inc. and related companies, as of June 30, 1995 (the "McClure Balance Sheet"), or referred to in the footnotes to the Company Balance Sheet or the McClure Balance Sheet, or incurred in the ordinary course of business and consistent with past practices since June 30, 1995; or

        (b)  liabilities  and  obligations  incurred  in  connection  with   the
    acquisition of certain of the assets of T. R. McClure and Company, Inc. and certain related companies; or

        (c) liabilities and obligations which in the aggregate would not result in a Company Material Adverse Effect.

    3.12. TAX RETURNS; TAXES. Each of Company and the Company Subsidiaries have duly filed all U.S. federal and material state, county, local and foreign tax returns and reports required to be filed by it, including those with respect to income, payroll, property, withholding, social security, unemployment, franchise, excise and sales taxes and all such returns and reports are correct in all material respects; have either paid in full all taxes that have become due as reflected on any return or report and any interest and penalties with respect thereto or have fully accrued on its books or have established adequate reserves for all taxes payable but not yet due; and have made cash deposits with appropriate governmental authorities representing estimated payments of taxes, including income taxes and employee withholding tax obligations. No extension or waiver of any statute of limitations or time within which to file any return has been granted to or requested by Company or the Company Subsidiaries with respect to any tax. No unsatisfied deficiency, delinquency or default for any tax, assessment or governmental charge has been claimed, proposed or assessed against Company or the Company Subsidiaries, nor has Company or the Company Subsidiaries received notice of any such deficiency, delinquency or default. Company and the Company Subsidiaries have no material tax liabilities other than those reflected on Company Balance Sheet and those arising in the ordinary course of business since the date thereof. Company will make available to Parent true, complete and correct copies of Company's consolidated U.S. federal tax returns for the last five years and make available such other tax returns requested by Parent. The U.S. federal income tax liabilities of Company and the Company Subsidiaries have been determined by the Internal Revenue Service and paid for all fiscal years up to and including the year ended December 31, 1993.

    3.13. MATERIAL CONTRACTS. Company has furnished or made available to Parent accurate and complete copies of the Material Contracts (as defined herein) applicable to Company or any of the Company Subsidiaries. Except as set forth on Schedule 3.13, there is not under any of the Material Contracts any existing breach, default or event of default by Company or any of the Company Subsidiaries nor event that with notice or lapse of time or both would constitute a breach, default or event of default by Company or any of the Company Subsidiaries other than breaches, defaults or events of default which would not have a Company Material Adverse Effect nor does Company know of, and Company has not received notice of, or made a claim with respect to, any breach or default by any other party thereto which would, severally or in the aggregate, have a Company Material Adverse Effect. As used herein, the term "Material Contracts" shall mean all contracts and agreements filed, or required to be filed, as exhibits to Company's Annual Report on Form 10-K for the year ended December 31, 1994 and any contracts and agreements entered into since December 31, 1994 which would be required to be filed as an exhibit to Company's Annual Report on Form 10-K for the year ending December 31, 1995.

    3.14. LITIGATION AND GOVERNMENT CLAIMS. Except as disclosed in the Company SEC Reports, there is no pending suit, claim, action or litigation, or administrative, arbitration or other proceeding or governmental investigation or inquiry against Company or the Company Subsidiaries to which their businesses or assets are subject which would, severally or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. To the knowledge of Company, there are no such proceedings threatened or contemplated which would, severally or in the aggregate, have a Company Material Adverse Effect. Neither Company nor any Company Subsidiary is subject to any judgment, decree, injunction, rule or order of any court, or, to the knowledge of Company, any governmental restriction applicable to Company or any Company Subsidiary which is reasonably likely (i) to have a Company Material Adverse Effect or (ii) to cause a material limitation on Parent's ability to operate the business of Company (as it is currently operated) after the Closing.

    3.15. COMPLIANCE WITH LAWS. Company and the Company Subsidiaries each have all material authorizations, approvals, licenses and orders to carry on their respective businesses as they are now being conducted, to own or hold under lease the properties and assets they own or hold under lease and to perform all of their obligations under the agreements to which they are a party, except for instances which would not have a Company Material Adverse Effect. Company and the Company Subsidiaries have been and are, to the knowledge of Company, in compliance with all applicable laws (including the Foreign Corrupt Practices
Act), regulations and administrative orders of any country, state or municipality or of any subdivision of any thereof to which their respective businesses and their employment of labor or their use or occupancy of properties or any part hereof are subject, the violation of which would have a Company Material Adverse Effect.

    3.16. EMPLOYEE BENEFIT PLANS. Each employee benefit plan, as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), of Company or the Company Subsidiaries (collectively the "Employee Plans") complies in all material respects with all applicable requirements of ERISA and the Internal Revenue Code of 1986, as amended (the "Code"), and other applicable laws. None of the Employee Plans is an employee pension benefit plan or a multiemployer plan, as such terms are defined in ERISA. Neither Company nor any Company Subsidiary, nor any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in any "prohibited transaction," as such term is defined in the Code or ERISA, nor has any Employee Plan engaged in such prohibited transaction which could result in any taxes or penalties or other prohibited transactions, which in the aggregate could have a Company Material Adverse Effect.

    3.17.  EMPLOYMENT AGREEMENTS; LABOR RELATIONS.

        (a) Schedule 3.17 sets forth a complete and accurate list of all material employee benefit or compensation plans, agreements and arrangements to which Company or any Company Subsidiary is a party and which is not disclosed in the Company SEC Reports, including without limitation (i) all severance, employment, consulting or similar contracts, (ii) all material agreements and contracts with "change of control" provisions or similar provisions and (iii) all indemnification agreements or arrangements with directors or officers.

        (b) Each of Company and the Company Subsidiaries is in compliance in all material respects with all laws (including Federal and state laws) respecting employment and employment practices, terms and conditions of employment, wages and hours, and is not engaged in any unfair labor or unlawful employment practice. There is no unlawful employment practice discrimination charge pending before the EEOC or EEOC recognized state "referral agency." Except as set forth on Schedule 3.17 or as would not have a Company Material Adverse Effect, there is no unfair labor practice charge or complaint against Company or any of the Company Subsidiaries pending before the National Labor Review Board. There is no labor strike, dispute, slowdown or stoppage actually pending or, to the knowledge of Company, threatened against or involving or affecting Company or any of the Company Subsidiaries and no National Labor Review Board representation question exists respecting their respective employees. Except as set forth on
    Schedule 3.17 or as would not have a Company Material Adverse Effect, no grievances or arbitration proceeding is pending and no written claim therefor exists. Except as set forth on Schedule 3.17, there is no collective bargaining agreement that is binding on Company or any of the Company Subsidiaries.

    3.18. INTELLECTUAL PROPERTY. Company and the Company Subsidiaries own or have valid, binding and enforceable rights to use all material patents, trademarks, trade names, service marks, service names, copyrights, applications therefor and licenses or other rights in respect thereof ("Intellectual Property") used or held for use in connection with the business of Company or the Company Subsidiaries, without any known conflict with the rights of others, except for such conflicts as do not have a Company Material Adverse Effect. Neither Company nor any of the Company Subsidiaries has received any notice from any other person pertaining to or challenging the right of Company or any of the Company Subsidiaries to use any Intellectual Property or any trade secrets, proprietary information, inventions, know-how, processes and procedures owned or used or licensed to Company or the Company Subsidiaries, except with respect to rights the loss of which, individually or in the aggregate, would not have a Company Material Adverse Effect.

    3.19. BROKERS AND FINDERS. None of Company, the Company Subsidiaries or, to Company's knowledge, any of their respective officers, directors and employees has employed any broker, finder or investment bank or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders' fees in connection with the transactions contemplated hereby, except that Company has engaged CS First Boston as its financial advisor. Other than the foregoing arrangements, Company is not aware of any claim for payment of any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby. Company has delivered to Parent a copy of the engagement letter between Company and CS First Boston.

    3.20. OPINION OF FINANCIAL ADVISOR. Company has received the opinion of its financial advisor to the effect that, as of the date hereof, the consideration to be received by the holders of Company Common Stock pursuant to the Merger is fair from a financial point of view to the holders of Company Common Stock.

                                   ARTICLE 4.
             REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

    Parent and Purchaser hereby represent and warrant to Company as follows:

    4.1.   ORGANIZATION AND  GOOD STANDING.   Each of Parent  and Purchaser is a
corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

    4.2. CORPORATE POWER AND AUTHORITY. Parent and its subsidiaries have the corporate power and authority to own, lease and operate their respective properties and assets and to carry on their respective businesses as currently being conducted. Each of Parent and Purchaser has the corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the Merger. The execution, delivery and performance by Parent and Purchaser of this Agreement has been duly authorized by all necessary corporate action.

    4.3. BINDING EFFECT. This Agreement has been duly executed and delivered by Parent and Purchaser and is the legal, valid and binding obligations of Parent and Purchaser, enforceable in accordance with its terms except that:

        (a) enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors' rights;

        (b) the availability of equitable remedies may be limited by equitable principles of general applicability; and

        (c) rights to indemnification may be limited by considerations of public policy.

    4.4. ABSENCE OF RESTRICTIONS AND CONFLICTS. The execution, delivery and performance of this Agreement and the consummation of the Merger and the fulfillment of and compliance with the terms and conditions of this Agreement do not and will not, with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any material benefit under, or permit the acceleration of any obligation under, (i) any term or provision of the Articles or Certificate of Incorporation or Bylaws of Parent or Purchaser, (ii) any "Parent Material Contract" (as defined herein), (iii) any judgment, decree or order of any court or governmental authority or agency to which Parent or its subsidiaries is a party or by which Parent or its subsidiaries or any of their respective properties is bound, or (iv) any statute, law, regulation or rule applicable to Parent or its subsidiaries other than such violations, conflicts, breaches or defaults as would not have a material adverse effect on (a) the business, operations, assets or financial condition of Parent or its subsidiaries, taken as a whole (a "Parent Material Adverse Effect"), or (b) the validity or enforceability of, or the ability of Parent or Purchaser to perform its obligations under, this Agreement. Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, compliance with the applicable requirements of the HSR Act, the Securities Act, the Exchange Act and applicable state securities laws, no consent, approval, order or authorization of, or registration, declaration or filing with, any governmental agency or public or regulatory unit, agency, body or authority with respect to Parent or its subsidiaries is required in connection with the execution, delivery or performance of this Agreement by Parent or the consummation of the transactions contemplated hereby. As used herein, the term "Parent Material Contracts" shall mean all of contracts and agreements filed, or required to be filed, as exhibits to Parent's Annual Report on Form 10-K for the year ended December 31, 1994 and any contract or agreement entered into since December 31, 1994 which would be required to be filed as an exhibit to Parent's Annual Report on Form 10-K for the year ending December 31, 1995.

    4.5.  CAPITALIZATION OF PARENT.

        (a) The authorized capital stock of Parent consists of 40,000,000 shares of Parent Common Stock, $.01 par value; 10,000,000 shares of Class C Common Stock, $.01 par value; and 60,000,000 shares of preferred stock, no par value. As of the date hereof, there are (i) 17,703,531 shares of Parent Common Stock outstanding, (ii) no shares of the Class C Common Stock outstanding, (iii) no shares of the Preferred Stock outstanding, and (iv) 906,472 shares reserved for issuance upon the exercise of outstanding options (the "Parent Options") granted under Parent's Amended and Restated Option Plan. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and nonassessable.

        (b) All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

        (c) To Parent's knowledge, there are no voting trusts, stockholder agreements or other voting arrangements by the stockholders of Parent.

        (d) Except as set forth in subsection (a) above, there is no outstanding subscription, contract, convertible or exchangeable security, option, warrant, call or other right obligating Parent or its subsidiaries to issue, sell, exchange, or otherwise dispose of, or to purchase, redeem or otherwise acquire, shares of, or securities convertible into or exchangeable for, capital stock of Parent.

    4.6. PARENT SEC REPORTS. Parent has made available to Company (i) Parent's Annual Reports on Form 10-K, including all exhibits filed thereto and items incorporated therein by reference, (ii) Parent's Quarterly Reports on Form 10-Q, including all exhibits thereto and items incorporated therein by reference,
(iii) proxy statements relating to Parent's meetings of stockholders and (iv) all other reports or registration statements (as amended or supplemented prior to the date hereof), filed by Parent with the SEC since December 31, 1993, including all exhibits thereto and items incorporated therein by reference (items (i) through (iv) being referred to as the "Parent SEC Reports"). As of their respective dates, Parent SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since December 31, 1993, Parent has filed all material forms, reports and documents with the SEC required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder, each of which complied as to form, at the time such form, report or document was filed, in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the applicable rules and regulations thereunder.

    4.7. FINANCIAL STATEMENTS AND RECORDS OF PARENT. Parent has made available to Company true, correct and complete copies of the following financial statements (the "Parent Financial Statements"):

        (a) the consolidated balance sheets of Parent and its consolidated subsidiaries as of December 31, 1993 and 1994 and the consolidated statements of income, stockholders' equity and cash flows for the fiscal years then ended, including the notes thereto, in each case examined by and accompanied by the report of KPMG Peat Marwick LLP; and

        (b) the unaudited balance sheet of Parent as of June 30, 1995 (the "Parent Balance Sheet"), with any notes thereto, and the related unaudited statement of income for the six months then ended (collectively, the "Parent Quarterly Statements").

    The Parent Financial Statements present fairly, in all material respects, the financial position of Parent as of the dates thereof and the results of operations and changes in financial position thereof for the periods then ended, in each case in conformity with generally accepted accounting principles, consistently applied, except as noted therein. Since December 31, 1994, there has been no change in accounting principles applicable to, or methods of accounting utilized by, Parent, except as noted in Parent Financial Statements. The books and records of Parent have been and are being maintained in accordance with good business practice, reflect only valid transactions, are complete and correct in all material respects, and present fairly in all material respects the basis for the financial position and results of operations of Parent set forth in Parent Financial Statements.

    4.8. ABSENCE OF CERTAIN CHANGES. Since December 31, 1994, Parent has not, except as otherwise set forth in the Parent SEC Reports or on Schedule 4.8:

        (a) suffered any adverse change in the business, operations, assets, or financial condition except for such changes that would not have a Parent Material Adverse Effect;

        (b) suffered any material damage or destruction to or loss of the assets of Parent or its subsidiaries, whether or not covered by insurance, which property or assets are material to the operations or business of Parent and its subsidiaries taken as a whole;

        (c) redeemed, purchased or otherwise acquired, or sold, granted or otherwise disposed of, directly or indirectly, any of Parent's capital stock or securities (other than shares issued upon exercise of the Parent Options) or any rights to acquire such capital stock or securities, or agreed to changes in the terms and conditions of any such rights outstanding as of the date of this Agreement; or

        (d) entered into any agreement to do any of the foregoing.

    4.9.  NO  MATERIAL UNDISCLOSED  LIABILITIES.   There are  no liabilities  or
obligations of Parent and its consolidated subsidiaries of any nature, whether absolute, accrued, contingent, or otherwise, other than:

        (a) liabilities and obligations that are reflected, accrued or reserved against on Parent Balance Sheet or referred to in the footnotes to the Parent Balance Sheet, or incurred in the ordinary course of business and consistent with past practices since June 30, 1995; or

        (b) liabilities and obligations which in the aggregate would not result in a Parent Material Effect.

    4.10. COMPLIANCE WITH LAWS. Parent and its subsidiaries each have all material authorizations, approvals, licenses and orders to carry on their respective businesses as they are now being conducted, to own or hold under lease the properties or assets they own or hold under lease and to perform all of their obligations under the agreements to which they are a party, except for instances which would not have a Parent Material Adverse Effect. Parent and its subsidiaries have been and are, to the knowledge of Parent, in compliance with all applicable laws (including the Foreign Corrupt Practices Act), regulations and administrative orders of any country, state or municipality or any subdivision of any thereof to which their respective businesses and their employment of labor or their use or occupancy of properties or any part hereof are subject, the violation of which would have a Parent Material Adverse Effect.

    4.11. BROKERS AND FINDERS. None of Parent, Purchaser or, to Parent's knowledge, any of their respective officers, directors and employees has employed any broker, finder or investment bank or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders' fees in connection with the transactions contemplated hereby, except that Parent has engaged Donaldson, Lufkin & Jenrette Securities Corporation as a financial advisor. Other than the foregoing arrangements and other than certain fees that may be paid to Company's financial advisors as contemplated by Section 3.20 hereof, Parent is not aware of any claim for payment of any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

    4.12. OPINION OF FINANCIAL ADVISOR. Parent has received the opinion of Donaldson, Lufkin & Jenrette Securities Corporation to the effect that, as of the date hereof, the consideration to be paid by Parent to the holders of Company Common Stock pursuant to the Merger is fair to Parent from a financial point of view.

                                   ARTICLE 5.
                        CERTAIN COVENANTS AND AGREEMENTS

    5.1. CONDUCT OF BUSINESS BY COMPANY. From the date hereof to the Effective Date, Company will, and will cause each Company Subsidiary to, except as required in connection with the Merger and the other transactions contemplated by this Agreement and except as otherwise disclosed on the schedules hereto or consented to in writing by Parent:

        (a) carry on its business in the ordinary and regular course in substantially the same manner as heretofore conducted and not engage in any new line of business or enter into any material agreement, transaction or activity or make any material commitment except those in the ordinary and regular course of business and not otherwise prohibited under this Section 5.1;

        (b)   neither  change   nor  amend   its  Certificate   or  Articles  of
    Incorporation or Bylaws;

        (c) other than pursuant to the exercise of the Options outstanding on the date hereof, not issue, sell or grant options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of any of the capital stock of Company or any of Company's Subsidiaries or rights or obligations convertible into or exchangeable for any shares of the capital stock of Company or any of Company's subsidiaries and not alter the terms of any presently outstanding options or the Option Plan or the Directors' Plan or make any changes (by split-up, combination, reorganization or otherwise) in the capital structure of Company or any of Company's Subsidiaries; PROVIDED, HOWEVER, Company may amend all Stock Option Award Agreements with respect to the Option Plan to provide for the immediate exercisability of all Options covered by such Award Agreements upon the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of all of the outstanding shares (as of the "Record Date" set forth in the Proxy Statement) of Company Common Stock;

        (d) not declare, pay or set aside for payment any dividend or other distribution in respect of the capital stock or other equity securities of Company and not redeem, purchase or otherwise acquire any shares of the capital stock or other securities of Company or any of the Company

    Subsidiaries or rights or obligations convertible into or exchangeable for any shares of the capital stock or other securities of Company or any of the Company Subsidiaries or obligations convertible into such, or any options, warrants or other rights to purchase or subscribe to any of the foregoing;

        (e) not acquire or enter into any agreement to acquire, by merger, consolidation or purchase of stock or assets, any business or entity;

        (f) use its reasonable efforts to preserve intact the corporate existence, goodwill and business organization of Company and the Company Subsidiaries, to keep the officers and employees of Company and the Company Subsidiaries available to Company and to preserve the relationships of Company and the Company Subsidiaries with suppliers, customers and others having business relations with any of them, except for such instances which would not have a Company Material Adverse Effect;

        (g) not (i) create, incur or assume any debt (including obligations in respect of capital leases which individually involve annual payments in excess of $250,000) or, except in the ordinary course of business under existing lines of credit, create, incur or assume any short-term debt for borrowed money, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person other than Company Subsidiaries except in the ordinary course of business, (iii) make any loans or advances to any other person other than the Company Subsidiaries, except in the ordinary course of business and consistent with past practice, or (iv) make any capital contributions to, or investments in, any person other than the Company Subsidiaries except in the ordinary course of business; provided, however, that the aggregate amount of all of the liabilities, obligations, loans, contributions, investments and other actions described in (i) through
    (iv) above that would otherwise be permitted hereunder shall not in the aggregate exceed $1,000,000 at the time of the Closing;

        (h) not (i) enter into, modify or extend in any manner the terms of any employment, severance or similar agreements with officers and directors,
    (ii) grant any increase in the compensation of officers or directors, whether now or hereafter payable, or (iii) grant any increase in the compensation of any other employees except for compensation increases in the ordinary course of business and consistent with past practice (it being understood by the parties hereto that for the purposes of (ii) and (iii) above increases in compensation shall include any increase pursuant to any option, bonus, stock purchase, pension, profit-sharing, deferred compensation, retirement or other plan, arrangement, contract or commitment);

        (i) not make or incur (other than in the ordinary course of business or those capital expenditures set forth on Schedule 5.1(a) hereto made pursuant to contracts entered into prior to the date of this Agreement) any individual capital expenditure in excess of $500,000 or capital expenditures in the aggregate in excess of $2,000,000 without the prior approval of Parent (as used herein, "capital expenditure" shall mean all payments in respect of the cost of any fixed asset or improvement or replacement, substitution or addition thereto which has a useful life of more than one year, including those costs arising in connection with the acquisition of such assets by way of increased product or service charges or offset items or in connection with capital leases);

        (j) except in instances which would not have a Company Material Adverse Effect, perform all of its obligations under all Material Contracts (except those being contested in good faith) and not enter into, assume or amend any contract or commitment that would be a Material Contract other than contracts to provide services entered into in the ordinary course of business; and

        (k) except in instances which would not have a Company Material Adverse Effect, prepare and file all federal, state, local and foreign returns for taxes and other tax reports, filings and amendments thereto required to be filed by it, and allow Parent, at its request, to review all such returns, reports, filings and amendments at Company's offices prior to the filing thereof, which review shall not interfere with the timely filing of such returns.

    In connection with the continued operation of the business of Company and the Company Subsidiaries between the date of this Agreement and the Effective Date, Company shall confer in good faith and on a regular and frequent basis with one or more representatives of Parent designated in writing to report operational matters of materiality and the general status of ongoing operations. In addition, Company will allow Parent employees and agents to be present at Company's business locations to observe the business and operations of Company and the Company Subsidiaries. Company acknowledges that Parent does not and will not waive any rights it may have under this Agreement as a result of such consultations nor shall Parent be responsible for any decisions made by Company's officers and directors with respect to matters which are the subject of such consultation.

    5.2. CONDUCT OF BUSINESS BY PARENT. From the date hereof to the Effective Date, Parent will, and will cause Purchaser and each of Parent's subsidiaries to, except as required in connection with the Merger and the other transactions contemplated by this Agreement and except as otherwise disclosed in the schedules hereto or consented to in writing by Company:

        (a) carry on its businesses in the ordinary and regular course in substantially the same manner as heretofore conducted and not engage in any new line of business;

        (b)  neither  change   nor  amend   its  Certificate   or  Articles   of
    Incorporation or Bylaws;

        (c) not declare, pay or set aside for payment any dividend or other distribution in respect of the capital stock or other equity securities of Parent and not redeem, purchase or otherwise acquire any shares of the capital stock or other securities of Parent or Purchaser, or rights or obligations convertible into or exchangeable for any shares of the capital stock or other securities of Parent or Purchaser or obligations convertible into such, or any options, warrants or other rights to purchase or subscribe to any of the foregoing; and

        (d) not bid for or purchase Parent Common Stock for the 30 trading days immediately preceding the Effective Date unless such purchases are required to be made pursuant to any employee benefit plan of Parent.

    5.3. NOTICE OF ANY MATERIAL CHANGE. Each of Company and Parent shall, promptly after the first notice or occurrence thereof but not later than the Closing Date, advise the other in writing of any event or the existence of any state of facts that:

        (a) would make any of its representations and warranties in this Agreement untrue in any material respect; or

        (b) would otherwise constitute either a Company Material Adverse Effect or a Parent Material Adverse Effect.

    5.4.  INSPECTION AND ACCESS TO INFORMATION.

        (a) Between the date of this Agreement and the Effective Date, Company will, and will cause each of the Company Subsidiaries to, provide to Purchaser and Parent and their accountants, counsel and other authorized representatives reasonable access, during normal business hours to its premises, properties, contracts, commitments, books, records and other information (including tax returns filed and those in preparation) and will cause its officers to furnish to Parent and Purchaser and their authorized representatives such financial, technical and operating data and other information pertaining to its business, as Purchaser and Parent shall from time to time reasonably request.

        (b) Information obtained by Parent, any of its subsidiaries or any of its Representatives (as such term is defined in the Confidentiality Agreement (the "Confidentiality Agreement") between Parent and Company dated September 19, 1995 and as amended on the date hereof) pursuant to Section 5.4(a) shall be treated as Material (as such term is defined in the Confidentiality Agreement) and shall be subject to the provisions of the Confidentiality Agreement.

        (c) The Company and its respective representatives shall maintain the confidentiality of all information (other than information which is generally available to the public) concerning Parent and its subsidiaries acquired pursuant to the transactions contemplated hereby in the event that the Merger is not consummated. All files, records, documents, information, data and similar items relating to the confidential information of Parent, whether prepared by Company or otherwise coming into Company's possession (other than information which (a) is or becomes generally available to the public other than as a result of a disclosure by the Company or its representatives, (b) is or becomes available to the Company from a source other than Parent, its subsidiaries or Parent's representatives, provided that such source is not, and was not, bound by a confidentiality agreement with Parent or any of its affiliates or representatives or (c) Parent agrees in writing was available to the Company on a nonconfidential basis prior to disclosure), shall remain the exclusive property of Parent and shall be promptly delivered to Parent upon termination of this Agreement.

    5.5. ANTITRUST LAWS. As soon as practicable but in no event later than 15 days from the date hereof, each of Parent and Company shall make any and all filings which are required under the HSR Act. Each of Parent and Company will assist the other as may be reasonably requested in connection with the preparation of such filings.

    5.6.  REGISTRATION STATEMENT AND PROXY STATEMENT.

        (a) As promptly as practicable but in no event later than 15 days after the execution of this Agreement, Parent and Company shall promptly prepare and file a registration statement on Form S-4 (which registration statement, in the form it is declared effective by the SEC, together with any and all amendments and supplements thereto and all information incorporated by reference therein, is referred to herein as the "Registration Statement") under and pursuant to the provisions of the Securities Act for the purpose of registering Parent Common Stock to be issued in the Merger. Parent will use its best efforts to receive and respond to the comments of the SEC and to have the Registration Statement declared effective as promptly as practicable, and Company shall promptly mail to its stockholders the proxy statement in its definitive form contained in the Registration Statement (the "Proxy Statement"). Such Proxy Statement shall also serve as the prospectus to be included in the Registration Statement.

        (b) Each of Parent and Company agrees to provide as promptly as practicable to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the other party, may be required or appropriate for inclusion in the Registration Statement and the Proxy Statement or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other's counsel and auditors in the preparation of the Registration Statement and the Proxy Statement.

        (c) At the time the Registration Statement becomes effective and at the Effective Date, as such Registration Statement is then amended or supplemented, at the time the Proxy Statement is mailed to each of Parent's and Company's stockholders and at all times Parent is required to maintain the effectiveness of the Registration Statement pursuant to Section 5.9 hereof, such Registration Statement and Proxy Statement will (i) not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein as necessary, in order to make the statements therein, in light of the circumstances under which they were made, not misleading or necessary and (ii) comply in all material respects with the provisions of the Securities Act and Exchange Act, as applicable, and the rules and regulations thereunder; provided, however, no representation is made by Parent or Company with respect to statements made in the Registration Statement and Proxy Statement based on information supplied by the other party expressly for inclusion or incorporation by reference in the Proxy Statement or Registration Statement or information omitted with respect to the other party.

    5.7.  STOCKHOLDERS' MEETING.

        (a) Company shall call a meeting of its stockholders to be held as soon as practicable after the date hereof for the purpose of voting upon the Merger and this Agreement.

        (b) Company will use its reasonable efforts to hold its stockholders' meeting as promptly as practicable and will, through its Board of Directors, recommend to its stockholders approval of the Merger and this Agreement at the stockholders' meeting; provided, however, that such recommendation is subject to any action taken by, or upon the authority of, the Board of Directors of Company in a response to an Acquisition Proposal (as defined in Section 5.12 hereof) and in the exercise of its good faith judgment as to its fiduciary duties to the stockholders of Company, which such judgment is based upon the advice of independent, outside legal counsel that a failure of the Board to withdraw, modify or change its recommendation due to an Acquisition Proposal would be likely to constitute a breach of its fiduciary duties to such stockholders; provided, further, that Company acknowledges that any such change in the recommendation of Company's Board of Directors is subject to the provisions of Section 9.1(f) and 9.1(g) hereof.

    5.8. LISTING APPLICATION. Parent will file a listing application with the Stock Exchange to approve for listing, subject to official notice of issuance, the shares of Parent Common Stock to be issued in the Merger. Parent shall use its reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the Stock Exchange, subject to official notice of issuance, prior to the Effective Date.

    5.9. AFFILIATES. At least 30 days prior to the Closing Date, Company shall deliver to Parent a letter identifying all persons who are, at the time the Merger is submitted to a vote to the stockholders of Company, "affiliates" of Company for purposes of Rule 145 under the Securities Act. Company shall use its reasonable efforts to cause each person who is identified as an "affiliate" in such letter to deliver to Parent on or prior to the Effective Date a written statement, in form satisfactory to Parent and Company, that such person will not offer to sell, transfer or otherwise dispose of any of the shares of Parent Common Stock issued to such person pursuant to the Merger, except in accordance with the applicable provisions of the Securities Act and the rules and regulations thereunder. Parent agrees to maintain the effectiveness of the Registration Statement under the Securities Act for the purposes of resales of Parent Common Stock by any such affiliates.

    5.10. REASONABLE EFFORTS; FURTHER ASSURANCES; CO-OPERATION. Subject to the other provisions of this Agreement, the parties hereby shall each use their reasonable efforts to perform their obligations herein and to take, or cause to be taken or do, or cause to be done, all things reasonably necessary, proper or advisable under applicable law to obtain all regulatory approvals and satisfy all conditions to the obligations of the parties under this Agreement and to cause the Merger and the other transactions contemplated herein to be carried out promptly in accordance with the terms hereof and shall cooperate fully with each other and their respective officers, directors, employees, agents, counsel, accountants and other designees in connection with any steps required to be taken as a part of their respective obligations under this Agreement, including without limitation:

        (a) Company and Parent shall promptly make their respective filings and submissions and shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to (i) comply with the provisions of the HSR Act, and (ii) obtain any other required approval of any other federal, state or local governmental agency or regulatory body with jurisdiction over the transactions contemplated by this Agreement.

        (b) In the event any claim, action, suit, investigation or other proceeding by any governmental body or other person is commenced which questions the validity or legality of the Merger or any of the other transactions contemplated hereby or seeks damages in connection therewith, the parties agree to cooperate and use all reasonable efforts to defend against such claim, action, suit, investigation or other proceeding and, if an injunction or other order is issued in any such action, suit or other proceeding, to use all reasonable efforts to have such injunction or other order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated by this Agreement.

        (c) Each party shall give prompt written notice to the other of (i) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty of Company or Parent, as the case may be, contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Date or that will or may result in the failure to satisfy any of the conditions specified in Article 6 or 7 and (ii) any failure of Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

    5.11. PUBLIC ANNOUNCEMENTS. The timing and content of all announcements regarding any aspect of this Agreement or the Merger to the financial community, government agencies, employees or the general public shall be mutually agreed upon in advance (unless Parent or Company is advised by counsel that any such announcement or other disclosure not mutually agreed upon in advance is required to be made by law or applicable stock exchange rule and then only after making a reasonable attempt to comply with the provisions of this Section).

    5.12. NO SOLICITATIONS. From the date hereof until the Effective Date or until this Agreement is terminated or abandoned as provided in this Agreement, neither Company nor any of the Company Subsidiaries shall directly or indirectly
(i) solicit or initiate discussion with or (ii) enter into negotiations or agreements with, or furnish any information to, any corporation, partnership, person or other entity or group (other than Parent, an affiliate of Parent or their authorized representatives pursuant to this Agreement) concerning any proposal for a merger, sale of substantial assets, sale of shares of stock or securities or other takeover or business combination transaction (the "Acquisition Proposal") involving Company or any of the Company Subsidiaries, and Company will instruct its officers, directors, advisors and its financial and legal representatives and consultants not to take any action contrary to the foregoing provisions of this sentence; provided, however, that Company, its officers, directors, advisors and its financial and legal representatives and consultants shall not be prohibited from taking any action described in (ii) above to the extent such action is taken by, or upon the authority of, the Board of Directors of Company in the exercise of good faith judgment as to its fiduciary duties to the stockholders of Company, which judgment is based upon the advice of independent, outside legal counsel that a failure of the Board of Directors of Company to take such action would be likely to constitute a breach of its fiduciary duties to such stockholders, PROVIDED FURTHER, that nothing in this Section 5.12 shall prevent the Company or the Board of Directors from taking, and disclosing to the Company's stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer or from making such disclosure to the Company's stockholders which, upon the advice of independent outside counsel, is required under applicable law. Company will notify Parent promptly if Company becomes aware that any inquiries or proposals are received by, any information is requested from or any negotiations or discussions are sought to be initiated with, Company with respect to an Acquisition Proposal, and Company shall promptly deliver to Parent any written inquiries or proposals received by Company relating to an Acquisition Proposal, except, in each case, where the Company has been advised by independent outside counsel for the Company that providing such information to Parent would be likely to result in a breach of the fiduciary duties of the Company's Board of Directors to the Company's stockholders. Each time, if any, that the Board of Directors of Company determines, upon advice of such legal counsel and in the exercise of its good faith judgment as to its fiduciary duties to stockholders, that it must enter into negotiations with, or furnish any information to, any corporation, partnership, person or other entity or group (other than Parent, an affiliate of Parent or their authorized representatives) concerning any Acquisition Proposal, Company will give Parent prompt notice of such determination, except in instances where Company receives the advice of independent, outside legal counsel for Company that providing such information to Parent would be a breach of the fiduciary duties of Company's Board of Directors).

                                   ARTICLE 6.
                 CONDITIONS PRECEDENT TO OBLIGATIONS OF COMPANY

    Except as may be waived by Company, the obligations of Company to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction on or before the Closing Date of each of the following conditions:

    6.1. COMPLIANCE. Parent shall have, or shall have caused to be, satisfied or complied with and performed in all material respects all terms, covenants and conditions of this Agreement to be complied with or performed by Parent on or before the Closing Date.

    6.2. REPRESENTATIONS AND WARRANTIES. All of the representations and warranties made by Parent in this Agreement shall be true and correct in all material respects at and as of the Closing Date with the same force and effect as if such representations and warranties had been made at and as of the Closing Date, except for changes permitted or contemplated by this Agreement and except that if information which would constitute a breach of the representations and warranties of Parent made in this Agreement is disclosed in the Proxy Statement and if Company has consented to such disclosure, then Company shall be deemed to have waived this condition to the performance of its obligations hereunder.

    6.3. MATERIAL ADVERSE CHANGES. Subsequent to June 30, 1995, there shall have occurred no Parent Material Adverse Effect; provided, however, if such change is disclosed in the Proxy Statement (to the extent Company consented to such disclosure) on the date such Proxy Statement is mailed to Company's stockholders, then Company shall be deemed to have waived this condition to the performance of its obligations hereunder.

    6.4. STOCK EXCHANGE LISTING. Parent Common Stock issuable pursuant to the Merger and pursuant to the exercise of the Options after the Effective Date shall have been authorized for listing on the Stock Exchange.

    6.5. CERTIFICATES. Company shall have received a certificate or certificates, executed on behalf of Parent by an executive officer of Parent, to the effect that the conditions contained in Sections 6.1, 6.2 and 6.3 hereof have been satisfied.

    6.6. STOCKHOLDER APPROVAL. This Agreement shall have been approved and adopted by the affirmative vote of the holders of a majority of all of the outstanding shares (as of the "record date" set forth in the Proxy Statement) of Company Common Stock.

    6.7. EFFECTIVENESS OF REGISTRATION STATEMENT. The Registration Statement shall have become effective and no stop order shall been issued by the SEC or any other governmental authority suspending the effectiveness of the Registration Statement or preventing or suspending the use thereof or any related prospectus.

    6.8. CONSENTS; LITIGATION. Other than the filing of Certificate of Merger as described in Article 1, all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations or terminations of waiting periods (including the waiting period under the HSR Act) imposed by any governmental entity, and all required third-party consents, the failure to obtain which would have a Parent Material Adverse Effect, shall have been obtained. In addition, no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Merger and the transactions contemplated by this Agreement and which is in effect at the Effective Date.

                                   ARTICLE 7.
          CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND PURCHASER

    Except as may be waived by Parent and Purchaser, the obligations of Parent and Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Closing Date, of each of the following conditions:

    7.1. COMPLIANCE. Company shall have, or shall have caused to be, satisfied or complied with and performed in all material respects all terms, covenants, and conditions of this Agreement to be complied with or performed by it on or before the Closing Date.

    7.2. REPRESENTATIONS AND WARRANTIES. All of the representations and warranties made by Company in this Agreement shall be true and correct in all material respects at and as of the Closing Date with the same force and effect as if such representations and warranties had been made at and as of the Closing Date, except for changes permitted or contemplated by this Agreement and except that if information which would constitute a breach of the representations and warranties of Company made in this Agreement is disclosed in the Proxy Statement and if Parent has consented to such disclosure, then Parent shall be deemed to have waived this condition to the performance of its obligations hereunder.

    7.3. MATERIAL ADVERSE CHANGES. Since June 30, 1995, except as set forth in this Agreement or on the schedules hereto, there shall have occurred no Company Material Adverse Effect; provided, however, if such change is disclosed in the Proxy Statement (to the extent Parent consented to such disclosure) on the date such Proxy Statement is mailed to Parent's stockholders, then Parent shall be deemed to have waived this condition to the performance of its obligations hereunder.

    7.4. CERTIFICATES. Parent shall have received a certificate or certificates, executed on behalf of Company by an executive officer of Company, to the effect that the conditions in Sections 7.1, 7.2 and 7.3 hereof have been satisfied.

    7.5. CONSENTS; LITIGATION. Other than the filing of the Certificate of Merger as described in Article 1, all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations or terminations of waiting periods (including the waiting period under the HSR Act) imposed by, any governmental entity, and all required third-party consents, the failure to obtain which would have a Company Material Adverse Effect or a Parent Material Effect, shall have been obtained. In addition, no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Merger and the transactions contemplated by this Agreement and which is in effect at the Effective Date.

                                   ARTICLE 8.
              INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE

    8.1   INDEMNIFICATION.   In  the event  of any  threatened or  actual claim,
action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any of the present or former officers or directors (the "Managers") of Company or any of the Company Subsidiaries is, or is threatened to be, made a party by reason of the fact that he or she is or was a stockholder, director, officer, employee or agent of Company or any of the Company Subsidiaries, or is or was serving at the request of Company or any of the Company Subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether before or after the Effective Date, Company shall indemnify and hold harmless, and from and after the Effective Date each of the Surviving Corporation and Parent shall indemnify and hold harmless, as and to the fullest extent permitted by applicable law (including by advancing expenses promptly as statements therefor are received), each such Manager against any losses, claims, damages, liabilities, costs, expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with any such claim, action, suit, proceeding or investigation, and in the event of any such claim, action, suit proceeding or investigation (whether arising before or after the Effective
Date), (i) if Company (prior to the Effective Date) or Parent or the Surviving Corporation (after the Effective Date) have not promptly assumed the defense of such matter, the Managers may retain counsel satisfactory to them, and Company, or the Surviving Corporation and Parent after the Effective Date, shall pay all fees and expenses of such counsel for the Managers promptly, as statements therefor are received, and (ii) Company, or the Surviving Corporation and Parent after the Effective Date, will use their respective best efforts to assist in the vigorous defense of any such matter; provided that neither Company nor the Surviving Corporation or Parent shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); and provided further that the Surviving Corporation and Parent shall have no obligation under the foregoing provisions of this Section 8.1 to any Manager when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Manager in the manner contemplated hereby is prohibited by applicable law. Upon the finality of any such determination that the Surviving Corporation or Parent is not liable for any such indemnification claims, the Manager will reimburse Parent and the Surviving Corporation for any fees, expenses and costs incurred by Parent or the Surviving Corporation in connection with the defense of such claims. Any Manager wishing to claim indemnification under this Section 8.1, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Company and, after the Effective Date, the Surviving Corporation and Parent, thereof (provided that the failure to give such notice shall not affect any obligations hereunder, except to the extent that the indemnifying party is actually and materially prejudiced thereby). Parent and Purchaser agree that all rights to indemnification existing in favor of the Managers as provided in Company's Certificate of Incorporation or Bylaws as in effect as of the date hereof, and in any agreement between Company and any Manager with respect to matters occurring prior to the Effective Date shall survive the Merger. Parent further covenants not to amend or repeal any provisions of the Certificate of Incorporation or Bylaws of Company in any manner which would adversely affect the indemnification or exculpatory provisions contained therein. The provisions of this Section 8.1 are intended to be for the benefit of, and shall be enforceable by, each indemnified party and his or her heirs and representatives.

    8.2. DIRECTORS' AND OFFICERS' INSURANCE. For six years from the Effective Date, the Surviving Corporation shall either (x) maintain in effect the Company's current directors' and officers' liability insurance covering those Managers who are currently covered on the date of this Agreement by the Company's directors' and officers' liability insurance policy (a copy of which has been heretofore delivered to Parent) the "Indemnified Parties"); PROVIDED HOWEVER, that the Surviving Corporation may substitute for such Company policies, policies with at least the same coverage containing terms and conditions which are no less advantageous to the Manager and provided that said substitution does not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Date or (y) to the extent applicable, cause the Parent's directors' and officers' liability insurance, if any, then in effect to cover those persons who are covered on the date of this Agreement by the Company's directors' and officers' liability insurance policy with respect to those matters covered by the Company's directors' and officers' liability insurance policy. The provisions of this Section 8.2 are intended to be for the benefit of, and shall be enforceable by, each Manager and his or her heirs and representatives.

                                   ARTICLE 9.
                                 MISCELLANEOUS

    9.1. TERMINATION. In addition to the provisions regarding termination set forth elsewhere herein, this Agreement and the transactions contemplated hereby may be terminated at any time on or before the Closing Date:

        (a) by mutual consent of Company and Parent;

        (b) by Parent if there has been a material misrepresentation or breach of warranty in the representations and warranties of Company set forth herein or a failure to perform in any material respect a covenant on the part of Company with respect to its representations, warranties and covenants set forth in this Agreement, except for any such misrepresentation, breach or failure to perform which was disclosed in the Proxy Statement only if and to the extent that Parent has agreed to such disclosure;

        (c) by Company if there has been a material misrepresentation or breach of warranty in the representations and warranties of Parent set forth herein or a failure to perform in any material respect a covenant on the part of Parent with respect to its representations, warranties and covenants set forth in this Agreement, except for any such misrepresentation, breach or failure to perform which was disclosed in the Proxy Statement only if and to the extent that Company has agreed to such disclosure;

        (d) by either Parent or Company if the transactions contemplated by this Agreement have not been consummated by March 31, 1996, unless such failure of consummation is due to the failure of the terminating party to perform or observe the covenants, agreements, and conditions hereof to be performed or observed by it at or before the Closing Date;

        (e) by either Company or Parent if the transactions contemplated hereby violate any nonappealable final order, decree, or judgment of any court or governmental body or agency having competent jurisdiction;

        (f) by Company if in the exercise of the good faith judgment of its Board of Directors (which judgment is based upon the advice of independent, outside legal counsel) as to its fiduciary duties to its stockholders such termination is required by reason of an Acquisition Proposal or, if the Board of Directors of Company withdraws or materially modifies or changes its recommendation to its stockholders to approve this Agreement and the Merger if there exists at such time an Acquisition Proposal for Company and such change in recommendation is based upon the advice of independent, outside legal counsel; and

        (g) by Parent if the Company Board of Directors withdraws or materially modifies or changes its recommendation to the stockholders of Company to approve this Agreement and the Merger if there exists at such time an Acquisition Proposal.

    9.2.  EXPENSES.

        (a) Except as provided in (b) below, if the transactions contemplated by this Agreement are not consummated, each party hereto shall pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

        (b) If, (i) this Agreement is terminated by Company pursuant to Section 9.1(f) hereof, (ii) this Agreement is terminated by Parent pursuant to
    Section 9.1(g) hereof or (iii) on or before March 31, 1996 and while this Agreement remains in effect, Company enters into a definitive agreement with respect to an Acquisition Proposal with any corporation, partnership, person or other entity or group (other than Parent or any affiliate of Parent), and such transaction (including any revised transaction based upon the Acquisition Proposal) is thereafter consummated (whether before or after March 31, 1996), then Company shall pay to Parent a fee equal to the sum of
    (i) up to $1.0 million of documented fees, costs and expenses, including legal and accounting fees and fees payable to Parent's financial advisors, incurred by Parent in connection with the transactions contemplated by this Agreement and (ii) $4.0 million, which such amounts shall be payable in same day funds to an account specified by Parent. The amount in clause (ii) shall be payable only upon completion of the transaction implementing the Acquisition Proposal.

    9.3. ENTIRE AGREEMENT. This Agreement, the Confidentiality Agreement and the exhibits hereto contain the complete agreement among the parties with respect to the transactions contemplated hereby and supersede all prior agreements and understandings among the parties (other than the Confidentiality Agreement) with respect to such transactions. The parties hereto acknowledge that, in the event that this Agreement is terminated pursuant to Section 9.1, the Confidentiality Agreement shall continue in full force and effect. Section and other headings are for reference purposes only and shall not affect the interpretation or construction of this Agreement. The parties hereto have not made any representation or warranty except as expressly set forth in this Agreement or in any certificate or schedule delivered pursuant hereto. The obligations of any party under any agreement executed pursuant to this Agreement shall not be affected by this section.

    9.4. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of each party contained herein or in any exhibit, certificate, document or instrument delivered pursuant to this Agreement shall not survive the Closing.

    9.5.    COUNTERPARTS.   This  Agreement may  be  executed in  any  number of
counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute only one original.

    9.6. NOTICES. All notices, demands, requests, or other communications that may be or are required to be given, served, or sent by any party to any other party pursuant to this Agreement shall be in writing and shall be sent by facsimile transmission, next-day courier or mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, or transmitted by hand delivery, addressed as follows:

    (i) If to Company:
       DIMAC Corporation
       One Corporate Woods Drive
       Bridgeton, Missouri 63044
       Attention: President
       Telephone: (314) 344-8000
       Fax: (314) 344-1337

with a copy (which shall not constitute notice) to:
       White & Case
       1155 Avenue of the Americas
       New York, New York 10036-2787
       Attention: William F. Wynne, Jr.
       Telephone: (212) 819-8200
       Fax: (212) 354-8113

    (ii) If to Parent or Purchaser:
       Heritage Media Corporation
       One Galleria Tower
       13355 Noel Road
       Suite 1500
       Dallas, Texas 75240
       Attention: President
       Telephone: (214) 702-7380
       Fax: (214) 702-7382
with a copy (which shall not constitute notice) to:
       Crouch & Hallett, L.L.P.
       717 North Harwood Street
       Suite 1400
       Dallas, Texas 75201
       Attention: Bruce H. Hallett
       Telephone: (214) 922-4120
       Fax: (214) 953-0576

Each party may designate by notice in writing a new address to which any notice, demand, request, or communication may thereafter be so given, served, or sent. Each notice, demand, request, or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received for all purposes at such time as it is delivered to the addressee (with the return receipt, the delivery receipt or the affidavit of messenger being deemed conclusive evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

    9.7. SUCCESSORS; ASSIGNMENTS. This Agreement and the rights, interests, and obligations hereunder shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, by operation of law or otherwise, by any of the parties hereto without the prior written consent of the other.

    9.8.   GOVERNING  LAW.   This Agreement shall  be construed  and enforced in
accordance with the laws of the State of Delaware (except the choice of law rules thereof).

    9.9. WAIVER AND OTHER ACTION. This Agreement may be amended, modified, or supplemented only by a written instrument executed by the parties against which enforcement of the amendment, modification or supplement is sought.

    9.10. SEVERABILITY. If any provision of this Agreement is held to be illegal, invalid, or unenforceable, such provision shall be fully severable, and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision were never a part hereof; the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance; and in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

    9.11. NO THIRD PARTY BENEFICIARIES. Article 8 is intended for the benefit of each "Manager" (as defined in Article 8) and may be enforced by such persons, their heirs and representatives. Other than as expressly set forth in this
Section 9.11, nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person, firm or corporation other than the parties hereto and their stockholders, any rights, remedies, obligations or liabilities under or by reason of this Agreement or result in such person, firm or corporation being deemed a third party beneficiary of this Agreement.

    9.12. MUTUAL CONTRIBUTION. The parties to this Agreement and their counsel have mutually contributed to its drafting. Consequently, no provision of this Agreement shall be construed against any party on the ground that such party drafted the provision or caused it to be drafted or the provision contains a covenant of such party.

    9.13. COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to each of the other parties hereto. IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                          HERITAGE MEDIA CORPORATION

                                          By:        /s/ DAVID N. WALTHALL
                                          --------------------------------------
                                                 David N. Walthall, President

                                          ARCH ACQUISITION CORP.

                                          By:        /s/ DAVID N. WALTHALL
                                          --------------------------------------
                                                 David N. Walthall, President

                                          DIMAC CORPORATION

                                          By:      /s/ MICHAEL T. MCSWEENEY

                                          --------------------------------------
                                                    Michael T. McSweeney,
                                                  Chairman of the Board and
                                                   Chief Executive Officer

                                                                      APPENDIX B

                                  [LETTERHEAD]

                                                                October 22, 1995

Board of Directors
DIMAC Corporation
One Corporate Woods Drive
Bridgeton, MO 63044

Dear Sirs:

    You have asked us to advise you with respect to the fairness to the stockholders of DIMAC Corporation (the "Company"), other than Heritage Media Corporation (the "Acquiror"), from a financial point of view of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger dated as of October 22, 1995 (the "Merger Agreement"), among the Company, the Acquiror and Arch Acquisition Corp., a wholly owned subsidiary of the Acquiror (the "Sub"). The Merger Agreement provides for the merger (the "Merger") of the Sub with and into the Company pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each outstanding share of common stock, par value $0.01 per share, of the Company (the "Company Common Stock") will be converted into the right to receive $28.00 per share (the "Merger Consideration") in cash; provided, that the Acquiror may elect in its sole discretion to pay up to $7.00 of the Merger Consideration in shares of Class A Common Stock, par value $0.01 per share, of the Acquiror (the "Acquiror Common Stock"). If the Acquiror elects to pay a portion of the Merger Consideration in shares of Acquiror Common Stock (the "Stock Portion"), the amount of shares of Acquiror Common Stock constituting the Stock Portion shall be the quotient determined by dividing (i) the Stock Portion by (ii) the average of the closing prices for the Acquiror Common Stock as reported on the stock exchange on which shares of Acquiror Common Stock are then traded as published by The Wall Street Journal for the 10 trading days ending on and including the third trading day preceding but not including the effective date of the Merger.

    In arriving at our opinion we have reviewed the Merger Agreement and certain publicly available business and financial information relating to the Company and the Acquiror. We have also reviewed certain other information including financial forecasts provided to us by the Company and have met with the Company's and the Acquiror's managements to discuss the business and prospects of the Company and the Acquiror.

    We have also considered certain financial and stock market data of the Company and the Acquiror and we have compared that data with similar data for other publicly held companies in businesses similar to those of the Company and the Acquiror and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

    In connection with our review we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of the Company's and the Acquiror's managements as to the future financial performance of the Company and the Acquiror. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of the Acquiror Common Stock actually will be when and if issued to the Company's stockholders pursuant to the Merger or the prices at which such Acquiror Common Stock will trade subsequent to Merger. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

    We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion. In the past, we have performed certain investment banking services for the Company and the Acquiror and have received customary fees for such services.

    In the ordinary course of our business CS First Boston and its affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    It is understood that this letter is for the information of the Board of Directors in connection with its consideration of the Merger, does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement or in any other document used in connection with the offering or sale of securities nor shall this letter be used for any other purposes without CS First Boston's prior written consent.

    Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the stockholders of the Company in the Merger is fair to such stockholders, other than the Acquiror, from a financial point of view.

                                          Very truly yours,

                                          CS FIRST BOSTON CORPORATION

                                                                      APPENDIX C

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

    262 APPRAISAL RIGHTS (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation, and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section251, 252, 254, 257, 258, 263 or 264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsections (f) or (g) of Section251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to SectionSection251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) and (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to Section228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Sections 851 and 856 of the Iowa Business Corporation Act provide that a corporation has the power to indemnify its directors and officers against liabilities and expenses incurred by reason of such person serving in the capacity of director or officer, if such person has acted in good faith and in a manner reasonably believed by the individual to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe the individual's conduct was unlawful. The foregoing indemnity provisions notwithstanding, in the case of actions brought by or in the right of the corporation, no indemnification shall be made to such director or officer with respect to any matter as to which such individual has been adjudged to be liable to the corporation unless, and only to the extent that, the adjudicating court determines that indemnification is proper under the circumstances.

    Article XIII, Section 1 of the registrant's Amended and Restated Articles of Incorporation and Article III, Section 13, Subsection 1 of the registrant's By-laws provide that no director shall be liable to the registrant or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that the liability of a director is not eliminated or limited (i) for any breach of the director's duty of loyalty to the registrant or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) any transaction from which such director derived an improper personal benefit, and (iv) under Section
490.833 of the Iowa Business Corporation Act.

    Article XIII, Section 2 of the registrant's Amended and Restated Articles of Incorporation and Article III, Section 13, Subsection 2 of the registrant's By-laws provide, in general, that the registrant shall indemnify its directors and officers under the circumstances defined in Sections 851 and 856 of the Iowa Business Corporation Act.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a)  Exhibits

   2.1        --      Agreement and Plan of Merger, dated October 23, 1995, by and among the registrant, Arch Acquisition Corp. and DIMAC Corporation (included as
                       Appendix A to the Prospectus)(1)
   2.2        --      Agreement, dated October 23, 1995, by and among McCown De Leeuw & Co.,
                       L.L.P.; McCown De Leeuw Associates, L.P.; McCown De Leeuw & Co. Offshore
                       (Europe), L.P.; McCown De Leeuw & Co. Offshore (Asia), L.P.; and Arch
                       Acquisition Corp.(1)
   2.3        --      Agreement, dated October 23, 1995, by and between Michael T. McSweeney and
                       Arch Acquisition Corp.(1)
   5.1        --      Opinion of Crouch & Hallett, L.L.P.(1)
  23.1        --      Consent of Crouch & Hallett, L.L.P. (included in opinion filed as Exhibits
                       5.1 hereto)
  23.2        --      Consent of KPMG Peat Marwick LLP(1)
  23.3        --      Consent of Ernst & Young, LLP(1)
  23.4        --      Consent of La Vecchia & Zarro(1)
  23.5        --      Consent of Deloitte & Touche, LLP(1)
  23.6        --      Consent of Leslie Sufrin and Company, P.C.(1)
  24.1        --      Power of Attorney (Set forth on II-4)
  99.1        --      Retention and Non-Competition Agreement by and among Michael T. McSweeney,
                       DIMAC Corporation and Heritage Media Corporation(1)

  99.2        --      Form of Retention and Non-Competition Agreement by and among DIMAC
                       Corporation, Heritage Media Corporation and each of Timothy G. Beffa, Paul
                       W. Middeke, William K. Myers and F. Eugene Kerr(1)

------------------------
(1) Filed herewith.

    (b)  Financial Statement Schedules

        Not Applicable.

ITEM 22.  UNDERTAKINGS.

    (a) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    (d) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (e) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 in this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, Texas on November 21, 1995.

                                          HERITAGE MEDIA CORPORATION

                                          By:        /s/ DAVID N. WALTHALL

                                             -----------------------------------
                                                      David N. Walthall
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                         OFFICER

                               POWER OF ATTORNEY

    Each of the undersigned hereby appoints David N. Walthall and Douglas N. Woodrum, and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 and any and all amendments (including post-effective amendments) and exhibits to this registration statement and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

    Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities on November 21, 1995.

              /s/ JAMES M. HOAK, JR.
----------------------------------------   Chairman of the Board and Director
           James M. Hoak, Jr.

              /s/ DAVID N. WALTHALL        President and Director
----------------------------------------   (Principal Executive Officer)
            David N. Walthall

                  /s/ JAMES P. LEHR        Vice President and Controller
----------------------------------------   (Principal Accounting Officer)
              James P. Lehr

             /s/ DOUGLAS N. WOODRUM        Vice President -- Finance
----------------------------------------   (Principal Financial Officer)
           Douglas N. Woodrum

                /s/ JAMES S. COWNIE
----------------------------------------   Director
             James S. Cownie

                /s/ JOSEPH M. GRANT
----------------------------------------   Director
             Joseph M. Grant

----------------------------------------   Director
            Clark A. Johnson

----------------------------------------   Director
              Alan R. Kahn

                               INDEX TO EXHIBITS

                                                                                                        SEQUENTIALLY
 EXHIBIT                                                                                                  NUMBERED
   NO.                                                  DESCRIPTION                                         PAGE
---------             -------------------------------------------------------------------------------  ---------------

   2.1        --      Agreement and Plan of Merger, dated October 23, 1995, by and among the registrant, Arch Acquisition Corp. and DIMAC Corporation (included as Appendix
                       A to the Prospectus)(1)
   2.2        --      Agreement, dated October 23, 1995, by and among McCown De Leeuw & Co., L.L.P.;
                       McCown De Leeuw Associates, L.P.; McCown De Leeuw & Co. Offshore (Europe),
                       L.P.; McCown De Leeuw & Co. Offshore (Asia), L.P.; and Arch Acquisition
                       Corp.(1)
   2.3        --      Agreement, dated October 23, 1995, by and between Michael T. McSweeney and Arch
                       Acquisition Corp.(1)
   5.1        --      Opinion of Crouch & Hallett, L.L.P.(1)
  23.1        --      Consent of Crouch & Hallett, L.L.P. (included in opinion filed as Exhibits 5.1 hereto)
  23.2        --      Consent of KPMG Peat Marwick LLP(1)
  23.3        --      Consent of Ernst & Young, LLP(1)
  23.4        --      Consent of La Vecchia & Zarro(1)
  23.5        --      Consent of Deloitte & Touche, LLP(1)
  23.6        --      Consent of Leslie Sufrin and Company, P.C.(1)
  24.1        --      Power of Attorney (Set forth on II-4)
  99.1        --      Retention and Non-Competition Agreement by and among Michael T. McSweeney,
                       DIMAC Corporation and Heritage Media Corporation(1)
  99.2        --      Form of Retention and Non-Competition Agreement by and among DIMAC Corporation,
                       Heritage Media Corporation and each of Timothy G. Beffa, Paul W. Middeke,
                       William K. Myers and F. Eugene Kerr(1)

------------------------
(1) Filed herewith.